IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

09/24/04

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

04043773

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

BankFinancial Corporation
(Exact Name of Registrant as Specified in Charter)

0001303942
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-119217
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burr Ridge, State of Illinois, on September 23, 2004.

BANKFINANCIAL CORPORATION

By: [signature]

F. Morgan Gasior
Chairman of the Board, Chief Executive Officer and President

CONVERSION APPRAISAL REPORT

BANKFINANCIAL CORPORATION

PROPOSED HOLDING COMPANY FOR
BANKFINANCIAL, F.S.B.
Burr Ridge, Illinois

Dated As Of:
September 10, 2004

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

September 10, 2004

Board of Directors
BankFinancial, MHC, Inc.
BankFinancial Corporation
BankFinancial, F.S.B.
15W060 North Frontage Road
Burr Ridge, Illinois 60527

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Reorganization and Plan of Stock Issuance

In January 1999, BankFinancial, F.S.B. ("BankFinancial" or the "Bank") reorganized into the two-tier mutual holding company structure. As part of the reorganization, BankFinancial formed BankFinancial Corporation (the "Company") and BankFinancial MHC, Inc. (the "MHC"), a federally-chartered mid-tier stock holding company and mutual holding company, respectively. BankFinancial became a federally-chartered capital stock savings bank, and a wholly-owned subsidiary of the Company, and the Company became the wholly-owned subsidiary of the MHC.

The respective Boards of Directors of BankFinancial MHC, Inc. and BankFinancial Corporation, a federal corporation, adopted a plan of conversion and reorganization on August 25, 2004. Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual holding company form of organization to the fully stock form and will sell shares of common stock to the public in a stock offering. BankFinancial MHC, Inc., the mutual holding company parent of BankFinancial Corporation, a federal corporation, will be merged into BankFinancial, F.S.B., and BankFinancial MHC, Inc. will no longer exist. BankFinancial Corporation, a federal corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by BankFinancial Corporation, the newly formed Maryland holding company, and all of the common stock of BankFinancial Corporation will be owned by public stockholders.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Concurrent with the plan of conversion and reorganization, the Company will retain up to 50% of the net stock proceeds of the stock offering, and downstream to the Bank the remaining net proceeds of the offering in exchange for 100% ownership of the Bank. The funds downstreamed to the Bank will be includable as core capital. Immediately after consummation of the conversion and reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Bank's newly formed employee stock ownership plan ("ESOP") and investment of stock proceeds that are retained by the Company. Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions or branches of other financial institutions, establishment of other employee benefit plans, acquisitions of other financial service providers and/or stock repurchases.

It is anticipated that the shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members of BankFinancial. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and planning services performed prior to June 21, 2004, we are independent of the Bank, the Company and the MHC and the other parties engaged by the Bank to assist in the stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's, the Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the MHC, the Company and the Bank that has included a review of its audited financial information for the fiscal years ended December 31, 1999 through December 31, 2003, and various audited and unaudited information and internal financial reports through June 30, 2004 and due diligence related discussions with the Bank's management; Crowe Chizek and Company LLC, the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company's counsel in connection with the plan of conversion and reorganization; and Sandler O'Neill & Partners, LLP, the Company's financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the stock offering on the Company's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company's primary market area and have compared the Company's financial performance and condition with publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have also considered the expected market for the Company's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company's value alone. It is our understanding that there are no current plans for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of September 10, 2004, the pro forma market value of the Company's common stock immediately following the offering is $150,000,000 at the midpoint, equal to 15,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range provides for a minimum value of $127,500,000 and a maximum value of $172,500,000. Based on the $10.00 per share offering price, this valuation range equates to total shares outstanding of 12,750,000 at the minimum and 17,500,000 at the maximum. In the event the appraised value is subject to an increase, up to 19,837,500 shares may be issued at an issue price of $10.00 per share for an aggregate market value of $198,375,000 without requiring a resolicitation.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Company and the MHC as of June 30, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James J. Oren
Senior Vice President

TABLE OF CONTENTS
BANKFINANCIAL CORPORATION
BANKFINANCIAL, F.S.B.
Chicago, Illinois

TABLE OF CONTENTS
BANKFINANCIAL CORPORATION
BANKFINANCIAL, F.S.B.
Chicago, Illinois
(continued)

LIST OF TABLES
BANKFINANCIAL CORPORATION
BANKFINANCIAL, F.S.B.
Chicago, Illinois

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

BankFinancial is a federally chartered stock savings bank operating from a headquarters office and 16 branch office locations in the Chicago metropolitan area, specifically in Cook, Lake, Will and DuPage Counties. The Bank is wholly-owned by the Company, while the MHC owns 100% of the Company. A map of the Bank's office locations is provided in Exhibit I-1. The Bank and Company's primary regulators are the Office of Thrift Supervision and the Federal Deposit Insurance Corporation ("FDIC"). BankFinancial is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the FDIC. At June 30, 2004, the MHC, the parent company of both BankFinancial and the Company, on a consolidated basis, had $1.47 billion in assets, $1.10 billion in deposits and total equity of $95.3 million or 6.49% of total assets.

Plan of Reorganization

The respective Boards of Directors of BankFinancial MHC, Inc. and BankFinancial Corporation, a federal corporation, adopted a plan of conversion and reorganization on August 25, 2004. Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual Corporation form of organization to the fully stock form and will sell shares of common stock to the public in a stock offering. BankFinancial MHC, Inc., the mutual Corporation parent of BankFinancial Corporation, a federal corporation, will be merged into BankFinancial, F.S.B., and BankFinancial MHC, Inc. will no longer exist. BankFinancial Corporation, a federal corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by BankFinancial Corporation, the newly formed Maryland Corporation, and all of the common stock of BankFinancial Corporation will be owned by public stockholders.

Concurrent with the plan of conversion and reorganization, the Company will retain up to 50% of the net stock proceeds of the stock offering, and downstream to the Bank the remaining net proceeds of the offering in exchange for 100% ownership of the Bank. The funds downstreamed to the Bank will be includable as core capital. Immediately after consummation of the conversion and reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Company's newly formed employee stock ownership plan ("ESOP") and investment of stock proceeds that are retained by the Company. Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions or branches of other financial institutions, establishment of other employee benefit plans, acquisitions of other financial service providers and/or stock repurchases.

Strategic Overview

Following decades of operations as a traditional thrift in the urban Chicago market area, BankFinancial's business strategy for the past five years has been to transform BankFinancial, F.S.B. in a safe and sound manner, from a traditional savings bank to a multi-faceted organization with strong capabilities in commercial banking and selected other financial services, to expand the Bank's geographic presence in the Chicago metropolitan market, and to develop managerial and technological resources capable of supporting future growth. In pursuing these objectives, BankFinancial developed significant internal capabilities in multi-family residential lending, non-residential real estate lending, commercial business lending and leasing, information technology, and financial institution acquisitions. BankFinancial acquired Success Bancshares, the publicly-held holding company for Success National Bank, in November 2001. The emphasis on traditional 1-4 family residential lending products has declined in conjunction with the increased emphasis in other lending areas. The current residential lending activities include both first mortgage loans and home equity/second mortgage loans. In the past, retail deposits have constituted the principal components of the Bank's interest-bearing liability base, with borrowed funds also utilized for the strategy of fully leveraging the available capital base. The Bank's residential mortgage loan portfolio is comprised of both fixed rate and adjustable rate loans, with the adjustable rate mortgage loans aiding in interest rate risk management.

Beyond 1-4 family permanent mortgage loans, the Bank's loan portfolio includes balances of construction/land development loans, commercial real estate loans, with such loans secured by various commercial real estate such as multi-family properties and non-residential real estate, and commercial business loans and leases. This lending diversification provides both an attractive yield for interest income, and assists in interest rate risk management as most of these loans are adjustable in nature. Pursuant to the Bank's current strategic plan, BankFinancial will remain primarily a diversified real estate and non-real estate lendor with little emphasis on consumer lending.

BankFinancial's emphasis on real estate lending, and a detailed approach to loan portfolio monitoring of the commercial real estate loan portfolio and the commercial business loan and lease portfolio has acted to limit the credit risk associated with the overall loan portfolio. This overall presence of limited credit risk lending has resulted in lower levels of classified assets and non-performing loans or delinquencies, along with only moderate levels of loan loss provisions. In the most recent fiscal years, the Bank was able to decrease the level of the allowances for loan and lease losses due to higher overall credit quality. In an effort to lessen credit risk, BankFinancial emphasizes origination of such loans almost solely in local and familiar markets. Credit risk associated with the loan portfolio is also minimized by loan portfolio tracking procedures which track borrower financial characteristics, among other parameters.

BankFinancial has historically maintained noticeable levels of investment in investment securities, with the balances typically approximating 20% of total assets. In the most recent fiscal years, the investment portfolio has contained primarily mortgage-backed securities ("MBS") issued by Fannie Mae, Freddie Mac, and Ginnie Mae, which carry adjustable interest rate terms, along with additional investment in six issues of perpetual preferred stock issued by Fannie Mae and Freddie Mac. The general objectives of the investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. Investments serve as a supplement to the Bank's lending activities and the investment portfolio is considered to be indicative of a low credit risk investment philosophy. In addition to the above listed securities, the investment portfolio is comprised primarily of cash and cash equivalents, interest bearing deposits with other financial institutions and FHLB stock.

Retail deposits and to a lesser extent, borrowings, have served as the primary interest-bearing funding sources for the Bank. BankFinancial has utilized borrowings, consisting primarily of FHLB advances in the last three years as a source of funds to fully leverage the capital base. The borrowings include a small balance of reverse repurchase agreements and a $30 million loan from a third party financial institution. Most of the FHLB advances were restructured in fiscal 2003 in order to lower interest costs going forward. The deposit base includes a mixture of demand deposits, transaction and savings accounts and CDs. Non-CD accounts comprise the largest portion of the Bank's deposit composition, and the Bank has only a moderate balance of brokered deposits in portfolio. Retail deposits and borrowed funds are expected to be the primary sources to fund the Bank's future growth; however, to the extent additional borrowings are required, FHLB advances would likely continue to be the principal source of borrowings utilized by the Bank.

BankFinancial's recurring earnings base is largely dependent upon net interest income and operating expense levels. The Bank's net interest margin has been limited by the emphasis on minimizing interest rate risk, which has resulted in lower earning asset yields. The Bank's emphasis on commercial-based lending, which utilizes the prime rate as an index, has also restricted overall yields. The current low tangible capital ratio, which has resulted in a relatively equal interest-earning assets/interest-bearing liabilities ratio, has also limited the net interest margin. The level of adjustable rate investment securities held in portfolio also has kept interest income lower, along with the investment in agency preferred stock, whose dividend rates have fallen in the recent historically low interest rate environment. As a positive factor, the balance of low cost core deposit accounts (non-CD accounts) held in the deposit portfolio have assisted in increasing the net interest margin.

Operating expenses represent the other major component of the Bank's earnings, and these expenses have been maintained at a level above industry averages in recent years, when viewed as a percent of average assets. The operating expense ratio reflects primarily the overall complexity of the operations of the Bank and the branch office network, which results in lower efficiencies in terms of personnel and the overall expense base. The shrinkage in the asset base since December 2001, following the acquisition of Success Bancshares, without a reduction in the branch office network, has placed upward pressure on the operating expense ratio, along with the additional expense related to the core deposit intangible. Pursuant to accounting guidelines, this core deposit intangible expense amortizes most noticeably in the first periods of operations following the acquisition. The Bank's increased capital position following the infusion of conversion proceeds is expected to facilitate additional leveraging of the operating expense ratio. At the same time, BankFinancial will incur additional operating expenses following the conversion, including expenses associated with the stock benefit plans and, thus, leveraging of the operating expense ratio will be moderated by these factors.

The post-conversion business plan of the Bank is expected to continue to focus on expanding the commercial and retail operations in the Chicago metropolitan area with the similar products and services that have been emphasized recently. BankFinancial will continue to pursue maintaining a strong level of asset quality, pursue efficient growth by leveraging the existing operational and management resources, and modestly improving non-interest income. BankFinancial will continue to be an independent community-oriented financial institution with a commitment to local real estate mortgage financing and commercial real estate and commercial business financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows.

The Company's Board of Directors has elected to pursue the stock offering in order to improve the competitive position of BankFinancial. The additional capital realized from the stock offering will increase the operating flexibility and overall financial strength of BankFinancial as well as support the expansion of the Bank's strategic focus of providing competitive community banking services in its local market area. BankFinancial's higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. The Company or the Bank will consider branch acquisitions, acquisitions of other regional thrifts or commercial banks. BankFinancial's higher capital position resulting from the infusion of conversion proceeds will also serve to reduce interest rate risk, through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank's future funding needs, which may facilitate a reduction in BankFinancial's funding costs. The Company's projected internal use of proceeds are highlighted below.

- o <u>BankFinancial Corporation.</u> The Company is expected to retain one-half of the net conversion proceeds. At present, funds at the Company level are expected to: (1) be utilized to pay off the $30 million loan currently held by the Company; (2) fund the ESOP; and (3) use the remaining funds for Company operating expenses and for reinvestment into earning assets. BankFinancial Corporation may also pay cash dividends to shareholders. The remaining funds held at the Company are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes.
- o <u>BankFinancial.</u> The remaining net conversion proceeds will be infused into the Bank in exchange for all of the Bank's stock. The increase in capital will be less, as the amount to be borrowed by the ESOP to fund the ESOP stock purchase will be deducted from capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Overall, it is the Bank's objective to pursue growth that will serve to increase returns and operating efficiencies, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with BankFinancial's operations.

<u>Balance Sheet Trends</u>

From December 31, 1999 through June 30, 2004, BankFinancial exhibited a moderate level of annual asset growth of 3.3% (see Table 1.1). During this period, the Bank's interest-earning asset composition experienced a decrease in the proportion of loans receivable from 78.1% of assets at fiscal year end 1999 to 73.5% of assets at June 30, 2004. Also, since fiscal 2001, assets have declined as the Bank followed a strategy of forcing higher cost deposit funds to leave the Bank while at the same time reducing the dependence on borrowed funds. The Bank's audited financial statements are incorporated by reference in Exhibit I-2, and a summary of BankFinancial's key operating ratios for the past five fiscal years are presented in Exhibit I-3.

BankFinancial's loans receivable portfolio remained relatively stable in recent years, increasing at a 1.9% annual rate from fiscal year end 1999 through June 30, 2004, although the portfolio declined between December 31, 2001 and June 30, 2004. Since December 31, 2001 (following the acquisition of Success Bancshares), the loan portfolio has declined by $124.2 million, or 10.3%, as the Bank has de-emphasized residential mortgage lending. The Bank also sells longer-term fixed rate residential loans into the secondary market, opting to hold the securitized adjustable rate residential loans in portfolio as mortgage-backed securities. The Bank

Table 1.1
BankFinancial, MHC, Inc.
Historical Balance Sheets

	As of December 31,										As of June 30,		12/31/99-6/30/04 Annualized
	1999		2000		2001		2002		2003		2004		Growth Rate
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$1,270,969	100.00%	$1,203,653	100.00%	$1,635,645	100.00%	$1,490,726	100.00%	$1,458,131	100.00%	$1,468,967	100.00%	3.27%
Loans Receivable (net)	992,713	78.11%	950,628	78.98%	1,203,167	73.56%	1,089,098	73.06%	1,072,528	73.55%	1,078,969	73.45%	1.87%
Cash and Equivalents	25,527	2.01%	26,773	2.22%	34,142	2.09%	80,745	5.42%	28,630	1.96%	45,711	3.11%	13.82%
Investment Securities	208,427	16.40%	199,623	16.58%	325,732	19.91%	249,095	16.71%	280,326	19.23%	270,078	18.39%	5.93%
Fixed Assets	15,085	1.19%	15,246	1.27%	27,523	1.68%	26,800	1.80%	33,019	2.26%	32,689	2.23%	18.75%
Goodwill/Core Deposit Intangible	0	0.00%	0	0.00%	26,004	1.59%	24,217	1.62%	22,448	1.54%	21,595	1.47%	NM
Other Assets	29,217	2.30%	11,383	0.95%	19,077	1.17%	20,771	1.39%	21,180	1.45%	19,925	1.36%	-8.15%
Deposits	866,672	68.19%	837,923	69.61%	1,172,311	71.67%	1,054,762	70.75%	1,073,897	73.65%	1,104,512	75.19%	5.54%
FHLB Advances/Other Borrowings	296,000	23.29%	250,000	20.77%	331,974	20.30%	307,180	20.61%	268,225	18.40%	249,151	16.96%	-3.76%
Other Liabilities	14,288	1.12%	16,897	1.40%	28,888	1.77%	25,286	1.70%	19,102	1.31%	20,001	1.36%	7.76%
Retained Earnings	94,009	7.40%	98,833	8.21%	102,472	6.26%	103,498	6.94%	96,907	6.65%	95,303	6.49%	0.30%
Tangible Retained Earnings	94,009	7.40%	98,833	8.21%	76,468	4.68%	79,281	5.32%	74,459	5.11%	73,708	5.02%	-5.26%
AFS Adjustment	(899)	-0.07%	2,439	0.20%	2,732	0.17%	(1,078)	-0.07%	(5,722)	-0.39%	(564)	-0.04%	-9.84%
Offices Open	7		8		16		16		16		16		---

(1) Ratios are as a percent of ending assets.

Source: BankFinancial Corporation's draft prospectus and BankFinanical, MHC, Inc.'s audited financial reports.

thus maintained a portfolio of loans serviced for others ($367.7 million) as of June 30, 2004, resulting from these previous loan sales.

The composition of BankFinancial's loan portfolio has also changed considerably over the past five years. BankFinancial's recent historical emphasis on non-residential mortgage lending is reflected in its loan portfolio composition, as 32.9% of total loans receivable consisted of 1-4 family mortgage loans at June 30, 2004, a decrease from 93.6% as of December 31, 1999. The loan diversification strategies pursued by the Bank between December 31, 1999 to June 30, 2004 are evident in the increases in construction/land loans (0.3% to 5.3% of loans), multi-family loans (3.1% to 21.9% of loans), nonresidential real estate loans (1.1% to 23.7% of loans), and commercial loans and leases (1.6% to 15.3% of loans). Over the same time period, BankFinancial has engaged in minimal consumer lending.

The intent of the Bank's investment policy is to provide adequate liquidity within the context of supporting BankFinancial's overall profitability, credit, reinvestment, liquidity and interest rate risk objectives. Over the past five years, the Bank's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 18.4% of assets at fiscal year end 1999 to a high of 22.1% of assets at December 31, 2002. As of June 30, 2004, the Bank's cash and investments portfolio totaled $315.8 million, or 21.5% of total assets, and was comprised of non-interest bearing cash and due from banks ($32.6 million), interest bearing deposits in other financial institutions ($13.1 million), SBA loans ($2.3 million), municipal obligations ($2.1 million), preferred stock equity securities ($90.6 million), mortgage backed securities/CMOs ($151.4 million) and FHLB stock ($23.2 million). Exhibit I-4 provides detail of the Bank's investment portfolio. Immediately following the holding company offering, the Bank intends to invest the available funds into various types of securities. These funds will be gradually deployed into whole loans receivable over time. The Bank anticipates that the future composition of the liquidity portfolio will consist of similar types of short-term and low risk investments, with most available funds reinvested into whole loans receivable.

Table 1.1 also presents trends in the level of fixed assets since December 31, 1999, and illustrates that the Bank has operated with relatively moderate levels of investment in fixed assets. The level of such assets increased in fiscal 2001 due to additional branches and other assets obtained as part of the acquisition of Success Bancshares, while fixed assets increased in fiscal 2003 following construction of the current Burr Ridge, Illinois headquarters office, which added approximately $8 million of fixed assets. Even with these recent increases in fixed assets, the Bank's overall investment remains at or below industry averages. The relative investment in fixed assets positively impacts the Bank's reported income.

Over the past five years, BankFinancial's funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. From fiscal year end 1999 through June 30, 2004, the Bank's deposits increased at an annual rate of 5.5%, as BankFinancial gained deposits through the acquisition of Success Bancshares and continued marketing efforts to build the deposit base. However, since fiscal 2001, deposits have declined by $67.8 million, or 5.8%, as the Bank has allowed certain higher cost funds to leave the Bank. As of June 30, 2004, non-CD deposits represented 59.0% of the Bank's total deposits, representing an attractive, low cost core deposit base. Since fiscal 2001, non-CD accounts have increased in balance, thus increasing in proportion of overall deposits. As of June 30, 2004, the Bank had a moderate amount of brokered CDs in the deposit base, totaling $22.2 million.

Borrowings serve as an alternative funding source for the Bank to enable the Bank to fully leverage the capital base, support control of deposit costs and to aid in interest rate risk management. The Bank has used borrowings in the most recent fiscal years, and as of June 30, 2004, borrowings held by BankFinancial totaled $249.2 million, or 18% of total deposits and borrowings. Most of the borrowings held by BankFinancial at June 30, 2004 consisted of FHLB advances, with such advances carrying a weighted average interest rate of 2.54%. Other borrowings maintained by the Bank include $4.8 million of securities sold under agreements to repurchase and a $30.0 million loan from a third party financial institution that is intended to be paid off as part of the use of the conversion proceeds. Additional borrowings, deposit growth, the offering proceeds, and internal cash flows are expected to adequately address most of the Bank's funding needs in the foreseeable future. To the extent additional borrowings may be utilized by the Bank, such borrowings would likely consist of FHLB advances.

Since fiscal year end 1999, various factors related to retained earnings have translated into an annual increase in retained earnings of 0.30%, and an annual decline in tangible retained earnings of 5.3%. These trends, along with the changes in the Bank's asset base, has resulted in a decline in BankFinancial's equity-to-assets ratio from 7.4% at fiscal year end 1999 to 6.5% at

June 30, 2004. The tangible equity-to-assets ratio declined from 7.4% to 5.3% over the same time period. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2004. The addition of conversion proceeds will serve to strengthen BankFinancial's capital position and competitive posture within its primary market area, as well as support expansion of the asset base. At the same time, as the result of the Bank's increased pro forma capital position, BankFinancial's ROE can be expected to be below industry averages following its conversion.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements from fiscal year 1999 through the twelve months ended June 30, 2004. The Bank reported positive earnings from fiscal 1999 to 2002, ranging from a low of 0.12% of average assets during fiscal 2000 to a high of 0.33% of average assets during fiscal 2001. For fiscal 2003, BankFinancial reported a net loss of $1.947 million, or 0.13% of average assets, and a net loss of $11.185 million, or 0.77% of average assets for the twelve months ended June 30, 2004. The recent net losses have been primarily incurred due to a non-recurring expenses in the form of a prepayment penalty on early payment of certain FHLB advances, and a loss on the impairment of securities held as available-for-sale ("AFS"). Consistent with the Bank's community bank operating strategy, net interest income, non-interest income and operating expenses have been the dominant factors in BankFinancial's income statement. In the most recent periods, loan loss provisions have not been a significant factor in the Bank's income statement. BankFinancial has reported various types of non-operating items (gains or losses) in the past three years.

BankFinancial maintained a net interest margin between 2.13% and 2.84% of average assets throughout the period shown in Table 1.2. During the most recent twelve month period, the net interest margin has narrowed from fiscal 2002 due to the Bank's maintenance of a relatively high concentration of short term or adjustable investment securities (MBS) in portfolio, along with a balance of adjustable rate commercial real estate/commercial business loans and leases that are generally tied to the prime rate of interest. All of these types of assets carry relatively lower yields in the current low interest rate environment. Interest expense totals are favorably affected by the balance of core deposits held in portfolio, and the use of shorter

Table 1.2
BankFinancial, MHC, Inc.
Historical Income Statements

	For the Fiscal Year Ended December 31,										12 Months Ended, June 30, 2004	
	1999		2000		2001		2002		2003			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$78,513	6.23%	$81,974	6.62%	$78,451	6.25%	$82,196	5.38%	$68,042	4.54%	$64,431	4.42%
Interest Expense	(51,673)	-4.10%	(53,294)	-4.30%	(48,746)	-3.89%	(38,765)	-2.54%	(30,552)	-2.04%	(27,131)	-1.86%
Net Interest Income	$26,840	2.13%	$28,680	2.32%	$29,705	2.37%	$43,431	2.84%	$37,490	2.50%	$37,300	2.56%
Provision for Loan Losses	(2,472)	-0.20%	(2,868)	-0.23%	(2,000)	-0.16%	422	0.03%	579	0.04%	304	0.02%
Net Interest Income after Provisions	$24,368	1.93%	$25,812	2.08%	$27,705	2.21%	$43,853	2.87%	$38,069	2.54%	$37,604	2.58%
Gain on Sale of Loans	$0	0.00%	$53	0.00%	$1,321	0.11%	$1,352	0.09%	$2,419	0.16%	$632	0.04%
Other Income	$4,557	0.36%	$4,561	0.37%	$5,307	0.42%	$7,879	0.52%	$8,270	0.55%	$8,653	0.59%
Amortization of Intangibles	0	0.00%	0	0.00%	(153)	-0.01%	(1,835)	-0.12%	(1,768)	-0.12%	(1,734)	-0.12%
Operating Expense	(23,483)	-1.86%	(24,999)	-2.02%	(28,858)	-2.30%	(43,085)	-2.82%	(41,489)	-2.77%	(41,102)	-2.82%
Net Operating Income	$5,442	0.43%	$5,427	0.44%	$5,322	0.42%	$8,164	0.53%	$5,501	0.37%	$4,053	0.28%
Gain(Loss) on Sale of Investments	($178)	-0.01%	$0	0.00%	$0	0.00%	($2)	0.00%	$0	0.00%	$419	0.03%
FHLB Advance Prepayment Penalty	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(8,347)	-0.56%	(8,347)	-0.57%
Amortization/Impairment of Servicing Asse	0	0.00%	0	0.00%	(439)	-0.03%	(2,144)	-0.14%	(1,475)	-0.10%	(538)	-0.04%
Loss From Discontinued Operations	(152)	-0.01%	(959)	-0.08%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Cumulative Effect Change In Accounting	0	0.00%	74	0.01%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Decline in Fair Value of Derivatives	0	0.00%	(1,940)	-0.16%	(982)	-0.08%	0	0.00%	0	0.00%	0	0.00%
Loss on Impairment of Sec. AFS	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(14,966)	-1.03%
Other REO Inc./Expense	(286)	-0.02%	(317)	-0.03%	(166)	-0.01%	(224)	-0.01%	(215)	-0.01%	(10)	0.00%
Net Non-Operating Income/(Expense)	($616)	-0.05%	($3,142)	-0.25%	($1,587)	-0.13%	($2,370)	-0.15%	($10,037)	-0.67%	($23,442)	-1.61%
Net Income Before Tax	$4,826	0.38%	$2,285	0.18%	$3,735	0.30%	$5,794	0.38%	($4,536)	-0.30%	($19,389)	-1.33%
Income Taxes	(1,800)	-0.14%	(799)	-0.06%	(599)	-0.05%	(748)	-0.05%	2,589	0.17%	8,204	0.56%
Net Income (Loss)	$3,026	0.24%	$1,486	0.12%	$3,136	0.25%	$5,046	0.33%	($1,947)	-0.13%	($11,185)	-0.77%
Adjusted Earnings:												
Net Income	$3,026	0.24%	$1,486	0.12%	$3,136	0.25%	$5,046	0.33%	($1,947)	-0.13%	($11,185)	-0.77%
Add(Deduct): Non-Operating (Inc)/Exp	616	0.05%	3,142	0.25%	1,587	0.13%	2,370	0.15%	10,037	0.67%	23,442	1.61%
Tax Effect	(230)	-0.02%	(1,099)	-0.09%	(255)	-0.02%	(306)	-0.02%	(5,729)	-0.38%	(9,919)	-0.68%
Adjusted Earnings:	$3,412	0.27%	$3,529	0.28%	$4,468	0.36%	$7,110	0.46%	$2,361	0.16%	$2,338	0.16%

(1) Ratios are as a percent of average assets.
Source: BankFinancial Corporation's draft prospectus and BankFinanical, MHC, Inc.'s audited financial statements.

term FHLB advances which currently carry relatively low rates. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Sources of non-interest operating income have been a moderate, but increasing contributor to the Bank's earnings in recent years, as BankFinancial has historically generated a level of income from the customer base. During the last three fiscal years, non-interest operating income has ranged from 0.42% of average assets to 0.55% of average assets, and totaled 0.59% of average assets for the twelve months ended June 30, 2004, and consisted of fees and charges on the deposit base, lending and servicing operations, insurance commission and annuities income and other miscellaneous income sources. As part of the future plans, the Bank intends to continue efforts to increase the level of sources of non-interest income.

Operating expenses represent the other major component of the Bank's earnings, ranging from a low of 1.86% of average assets in fiscal 1999 to a high of 2.82% of average assets in fiscal 2002 and for the twelve months ended June 30, 2004. Such expenses exclude the amortization of certain core deposit intangibles that were booked as part of the Success Bancshares acquisition in late 2001. Since fiscal 2002, operating expenses as a percent of average assets have remained relatively stable. The operating expense ratio for the Bank reflects the overall complexity of operations of BankFinancial and the branch office network, which acts to increase expenses and limit operating efficiencies. Upward pressure will be placed on the Bank's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Bank's net interest margin and operating expense ratio since 1999 reflect a minimal and declining level of core earnings, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). BankFinancial's expense coverage ratio equaled 1.14 times in fiscal 1999, versus a comparable ratio of 0.91 times during the twelve months ended June 30, 2004. Similarly, BankFinancial's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 89.4% for twelve months ended June 30, 2004 was less favorable in comparison to the 74.8% efficiency ratio maintained in fiscal 1999. The amortization of the prepayment penalty on the repayment of FHLB advances in the most recent year has had an adverse affect on the efficiency ratio.

Due to maintenance of adequate asset quality in the past several years, and lack of appreciable levels of loan chargeoffs, BankFinancial has experienced recoveries on previously charged off loan loss provisions in fiscal 2002 and 2003 and for the twelve months ended June 30, 2004, totaling $304,000, following the establishment of a moderate level of provisions in fiscal 1999 through 2001. The lower level of allowances for loan losses required at present also reflect the Bank's assessment of the loan portfolio quality and other factors related to the collectibility of the loan portfolio. As of June 30, 2004, the Bank maintained an allowance for loan losses of $10.7 million, equal to 116.81% of non-performing assets and accruing loans more than 90 days past due and 1.00% of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two years.

As stated previously, the primary non-operating income or expense items in the most recent two fiscal years and recent twelve month periods have consisted of a penalty booked on the prepayment of certain higher cost FHLB advances, and a loss on the impairment of securities held as AFS. These securities consist of the six perpetual preferred stock issues. In addition, in the most recent twelve month period, the Bank has incurred amortization or impairment of loan servicing assets of $538,000, and recorded gains on the sale of investment securities of $419,000. Gains on the sale of loans totaled $632,000 for the twelve months ended June 30, 2004. The Bank's effective tax rate has been affected by the overall low levels of income and certain tax loss carryforwards. On a go forward basis, assuming moderately profitable operation, the Bank's effective tax rate is expected to approximate 40%.

Interest Rate Risk Management

Certain interest rate risk calculations provided by the OTS indicate that BankFinancial is not subject to a noticeable level of interest rate risk. As of June 30, 2004, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2% instantaneous and sustained increase in interest rates would result in a 5.3% increase in the Bank's NPV (see Exhibit I-7).

The Bank manages interest rate risk from both the asset and liability sides of the balance sheet. On the asset side of the balance sheet, BankFinancial maintains a loan portfolio with adjustable rate features, including adjustable rate residential loans, and adjustable commercial real estate and commercial business loans. The Bank also maintains a balance of short-term liquid funds and an adjustable rate MBS portfolio, along with other short-term or adjustable rate investment securities. On the liability and equity side of the balance sheet, management of interest rate risk has been pursued through emphasizing less interest rate sensitive and lower costing transaction and savings accounts. Exhibit I-8 reveals the characteristics of the Bank's loan portfolio.

The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

<u>Lending Activities and Strategy</u>

BankFinancial's lending activities have recently de-emphasized 1-4 family permanent mortgage loans and emphasized construction/land loans, multi-family/non-residential real estate loans, along with commercial business and lease loans, and these loan types continue to comprise the largest concentration of the loan portfolio. Additional lending diversification by the Bank includes a balance of home equity loans and a small balance of consumer loans. Exhibit I-9 provides historical detail of BankFinancial's loan portfolio composition over the past two years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of June 30, 2004.

<u>Residential Real Estate Lending</u> - At June 30, 2004, the largest segment of the Bank's loan portfolio was concentrated in 1-4 family residential mortgage loans, which totaled $352.9 million, or 32.9% of loans receivable. These loans consist of conforming and non-conforming, fixed rate and adjustable rate residential mortgage loans with maturities of up to 30 years, including home equity lines of credit and second mortgage loans.

First mortgage fixed rate residential loans originated by BankFinancial for the purpose of purchasing an owner-occupied home include terms of 10 to 30-years, with loan-to-value ("LTV") ratios of 80% or more requiring private mortgage insurance. The Bank also originates adjustable rate mortgage ("ARM") loans, with such loans indexed to a corresponding term of U.S. Treasuries, primarily with 1/1, 3/1 or 5/1 year adjustment terms. The 1-4 family residential mortgage loans are generally underwritten according to Fannie Mae and Freddie Mac guidelines, which conform to maximum loan limits set by these agencies. The current maximum loan limit is $333,700 for single-family homes. These loans are referred to as "conforming" loans. The Bank also originates loans with balances in excess of the conforming limit, referred to as "jumbo" loans that have been underwritten to the credit standards of Fannie Mae or Freddie Mac.

BankFinancial has been an active seller of fixed rate residential loans into the secondary market, as part of interest rate risk management. Such loans are sold servicing retained, in order for the Bank to maintain the primary customer contact. In addition, adjustable rate residential loans originated by the Bank have been securitized into mortgage-backed securities pools that are guaranteed by Fannie Mae or Freddie Mac, with this activity pursued in order to reduce credit risk of the earning asset portfolio. Notwithstanding future liquidity and capital management needs, the Bank intends to continue these strategies following completion of the conversion transaction.

BankFinancial also originates residential second mortgage loans, home equity loans or lines of credit loans, consisting of loans with adjustable rates tied to the prime rate of interest, or fixed rate loans with terms of up to 10 years. Such loans totaled $107.5 million as of June 30, 2004. BankFinancial originates first mortgage home equity loans in amounts up to 80% of the appraised value. LTV's on second mortgage loans are restricted to 80%, in accordance with Bank policy. These loan products are reflective of the Bank's recent business strategy of lending on residential property and providing a broader range of products and services to the customer base. These types of lending will continue to be emphasized over the course of this plan, due to the acceptable yields and credit risk associated with these loans.

<u>Multi-Family Real Estate Lending</u> - BankFinancial also is an active originator of real estate loans secured by multi-family property. The Bank's multi-family loan portfolio totaled $234.7 million as of June 30, 2004, consisting primarily of smaller apartment buildings in the greater Chicago metropolitan area, generally with 6-12 units for each building. A single loan may include a number of these smaller apartment buildings, as overall loan sizes generally range from $500,000 to $3 million. The multi-family loans are grouped into three main categories, those with sufficient security of the land and building to support the loan, those that qualify for 50% regulatory risk-weighting and those that do not qualify for the 50% risk-weighting.

Balances are maintained in each of the three categories for yield, interest rate risk and other business reasons. Such loans are generally adjustable rate in nature with 3/1, 5/1 or 7/1 adjustment terms, and overall yields on this portfolio are 50-75 basis points above the 1-4 family portfolio loan yields. The Bank intends to continue emphasizing this lending activity, given the nature of the market area surrounding the branch offices.

Commercial Real Estate Lending – BankFinancial has also been an active originator of commercial real estate loans, consisting of loans on non-residential real estate property. The Bank's senior management team, including the lending function, contains personnel with sufficient experience to operate the active commercial loan department. This type of lending is attractive due to the higher yields and adjustable rate nature of these loans, and permits the Bank to operate as a more complete community bank and full service institution, offering a wider array of loan products to the communities served. The generally larger balances of such loans is also attractive to BankFinancial as this allows the Bank to operate the lending function more efficiently with fewer personnel required. Such loans totaled $254.6 million as of June 30, 2004. A significant portion of these loans were secured by nursing homes, with other security types including small, local commercial business properties, office buildings and strip malls in the local market areas served by the Bank. In order to take advantage of local lending opportunities, provide for higher asset yields and to position the Bank as a more full-service financial institution, BankFinancial intends to continue to offer such non-residential mortgage loans, and this will continue to be an area of emphasis for the Bank. A significant portion of these loans are tied to the prime rate of interest, and are thus short-term adjustable loans. BankFinancial also makes a number of fixed rate commercial real estate loans. The Bank has in place sufficient experienced personnel in this area of lending in order to facilitate expansion of this area going forward.

Construction Lending – BankFinancial also originates land acquisition, development and construction loans to builders in the local market area, with these loans originated on single family residential, multi-family and non-residential property. As of June 30, 2004, these loans totaled $56.6 million, or 5.3% of total loans receivable. These loans are pursued as a business strategy to enhance the overall yield of the loan portfolio, shorten the term to maturity of the loan portfolio, and increase the Bank's presence in the local market area in connection with builders and real estate agents. Construction loans are made on sites that are either pre-sold or, to a lesser extent, speculative homes, including some "high end" home worth in excess of $1 million. Construction loan terms include a maximum LTV of 80% and terms of no more than one year. Lending in this area is expected to continue to be a material activity over the course of this Plan.

Commercial Business/Lease Lending – As of June 30, 2004, the Bank held a total $83.5 million of commercial business loans and $80.1 million of commercial leases in portfolio. In parallel with the commercial real estate lending activities, the Bank originates commercial business loans to businesses located in the local market area, with such loans secured by various business assets such as inventory or property, plant and equipment. About 50% of the commercial business loans are working capital loans for nursing homes in the local market area. These loans are primarily prime-based loans and thus are short-term adjustable loans that assist in interest rate risk management. BankFinancial does originate a few fixed rate commercial business loans, with terms generally limited to approximately 3-4 years. This area of lending is expected to be increased over the course of this Plan, and the Bank has in place the required personnel expertise needed to adequately manage and expand this business activity.

As part of the Bank's loan diversification efforts, BankFinancial maintains a commercial leasing portfolio. The leases in portfolio are either originated from Fortune 1000 companies that have an investment grade public debt rating, or from subsidiaries of foreign companies that meet the required underwriting standards but are not rated. The security for the leases is generally an assignment of the lease payments and a secured interest in the equipment being leased. Commercial leases generally have a maximum maturity of 5 years and a maximum credit exposure of $5.0 million. Leases to below-investment grade companies are limited to 10% of the commercial lease portfolio and a maximum credit exposure of $1.0 million. Lease loans are always fully amortizing, with fixed interest rates.

Consumer lending has not been an area of emphasis for BankFinancial, due to the need for additional personnel to originate and service such loans. Consumer loans totaled only $2.9 million as of as of June 30, 2004, and consisted mostly of loans on deposit accounts, automobile loans and credit card loans. These loans are offered in order to provide a broader product line for customers, however such loans are not actively marketed. Such loans are higher yielding and short-term loans, thus assisting in reaching income and interest rate risk goals.

Asset Quality

The Bank's balance of non-performing assets and accruing loans that are more than 90 days past due has been moderate over the past two fiscal years and for the most recent period, equaling 0.99% and 0.60% of assets as of December 31, 2002 and December 31, 2003, respectively, and 0.63% of assets as of June 30, 2004. The consistently strong credit quality has been realized through aggressive oversight of the loan portfolio and selective underwriting. As shown in Exhibit I-11, the Bank's balance of problem assets at June 30, 2004 consisted of $7.9 million of non-accruing loans and $1.3 million of real estate owned. The non-accruing loan balance consisted primarily of residential mortgage and non-residential mortgage loans.

The Bank reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Bank maintained valuation allowances of $10.7 million at June 30, 2004, equal to 1.00% of net loans receivable and 116.81% of non-performing assets and accruing loans more than 90 days past due.

Funding Composition and Strategy

Deposits have consistently accounted for the Bank's primary source of funds and at June 30, 2004 deposits equaled approximately 82% of BankFinancial's interest-bearing funding composition. Exhibits I-12 and I-13 provide the composition of the deposit portfolio, and the interest rate and maturity composition of the CD portfolio at June 30, 2004. Lower costing NOW and money market accounts, along with savings accounts and non-interest bearing demand accounts, comprise the largest component of the Bank's deposit composition, with such deposits amounting to $639 million or 59.0% of total deposits for the three months ended June 30, 2004. Over the past year, the Bank's deposit base composition has remained relatively stable.

CDs represent the second largest component of the Bank's deposit composition, with BankFinancial's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of June 30, 2004, the CD portfolio totaled $443.3 million or 41.0% of total deposits and 70% of the CDs were scheduled to mature in one year or less. BankFinancial holds only a moderate amount of brokered CDs in portfolio. Deposit rates offered by the Bank are generally in the middle of the range of rates offered by local competitors.

Borrowings, consisting of FHLB advances, reverse repurchase agreements and a third party loan, have been utilized by the BankFinancial in the most recent fiscal year, primarily to assist in interest rate risk management and to support expansion of operations, as such funds were used to purchase investment securities and fund certain lending operations. The Bank maintained $249.2 million of borrowings at June 30, 2004, versus a balance of $332.0 million as of December 31, 2001. Exhibit I-14 provides further detail of BankFinancial's borrowing activities during the past two fiscal years. The advances are short and medium term advances, with terms generally extending out a three year period. BankFinancial is expecting to utilize additional borrowings, in addition to deposit growth, internal funding and stock proceeds, to fund the desired growth of the Bank following completion of the conversion. To the extent additional borrowings are utilized by the Bank, such borrowings would most likely consist of FHLB advances.

Subsidiary Operations

BankFinancial currently has two wholly-owned subsidiaries. Financial Assurance Services sells title insurance, property and casualty insurance and other insurance products. Financial Assurance services also offers title services through its Financial Title Services division. During the six months ended June 30, 2004 and the year ended December 31, 2003, Financial Assurance Services reported net income (loss) of $(18,000) and $93,000, respectively. As of June 30, 2004, Financial Assurance had 12 employees. A second wholly-owned subsidiary, BankFinancial Asset Recovery Corporation, holds title to real estate foreclosed upon by the Bank. For the six months ended June 30, 2004 and the year ended December 31, 2003, BankFinancial Asset Recovery Corporation reported a net loss of $6,000 and $11,000, respectively.

Legal Proceedings

BankFinancial is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II- MARKET AREA

Introduction

The Bank conducts operations in the Chicago metropolitan area counties of Cook, Lake, Will and DuPage through a network of 16 branch offices and its headquarters office in Cook County. See Exhibit II-1 for a description of the Bank's office facilities. Essentially all of the Bank's lending and deposit operations are conducted in these four market area counties. The population of the Chicago MSA was 8.5 million as of 2003, representing a slight increase from the 2000 census, and thus the Chicago MSA represents one of the largest metropolitan statistical areas in the United States, with a largely diversified economy, employment base, and population base. The Bank's branch office network, which is dispersed across a majority of the region, is characterized by a complete cross-section of the region's population base, businesses and property characteristics.

The Bank holds only a minor market share of deposits in Cook County (approximately 0.5%), and thus has potential for additional growth if given the financial strength and ability to establish a wider branch office network with greater access to customers. BankFinancial competes with a large number of national, regional and locally-based financial institutions. The primary larger financial institution competitors include Bank One N.A., LaSalle Bank N.A., Harris Trust and Savings Bank, Citibank, FSB, Charter One Bank, N.A., and Washington Mutual. In addition, the Bank faces competition from mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the Chicago metropolitan statistical area), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the

Bank and the relative economic health of the Bank's market area, and the relative impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The major stock exchange indices increased during calendar year 2003 and through mid-2004, due to the completion of major military action in Iraq, a somewhat improved economic performance by the nation's economy, a continued expectation that interest rates would remain at current historical low levels, low inflation rates and more positive recent corporate earnings reports. However, during April and May 2004, increasing signs of a strongly growing economy led to fears of inflation, higher interest rates and a potential slowdown of the national economy, which resulted in a moderate pullback in the stock market during mid-2004. The price of oil reached all time highs approaching $50 per barrel, which also led to fears of adverse economic impacts. The national unemployment rate has remained relatively low in comparison to recent historical levels, and was 5.5% as of July 2004, representing a decline from 6.2% one year earlier. The size of the projected federal budget deficit in the future has also led to a level of uncertainty about future economic performance. As an indication of the changes in the nation's stock markets over the last twelve months, as of September 10, 2004, the Dow Jones Industrial Average closed at 10313.1, an increase of 8.9% from September 10, 2003, while the NASDAQ Composite Index stood at 1894.3, an increase of 2.1% over the same time period. The Standard & Poors 500 Index totaled 1123.9 as of September 10, 2004, an increase of 10.3%.

Economic and Interest Rate Environment

The future success of BankFinancial's operations is partially dependent upon various national and local economic trends. Trends in the national economy improved during calendar year 2003 and in the first half of 2004. Inflation remains relatively low compared to historical levels, increasing at an annual rate of 4.1% for the first six months of 2004. The economic slowdown of 2000 to 2002, the results of the reaction to the September 11 attacks, and other actions by the federal government has eliminated the previous Federal budget surplus and caused a record budget deficit for fiscal 2004. The economic slowdown has also caused a noticeable increase in unemployment, which increased from several decades lows of below 5.0% in 2000 to 6.0% in late 2003. As of July 2004, the unemployment rate had declined to 5.5%, although a large number of potential workers had stopped seeking employment and thus were not counted among the unemployed. The economy has showed signs of recovery, termed a "jobless recovery", although certain sectors of the economy remain stagnant. The GDP increased by 4.4% in the first quarter of 2004 and a revised 4.1% in the fourth quarter of 2003, indicating gaining strength to the economy.

After remaining at historical lows over the past couple of years, market rates have increased in recent months, following the perception of a strongly growing economy, and statements by the Federal Reserve that it would likely raise key interest rates in the near future. On June 30, 2004, the Federal Reserve raised the key interest rates by 0.25%, in recognition of the current stronger economy. At the July 2004 Federal Reserve meeting, interest rates were again raised by 0.25%, although the Federal Reserve was not specific about future rate change intentions. The Federal Reserve had kept key market interest rates at historical lows not seen since the 1950s, having lowered the key interest rates (federal funds and the discount rate) over a dozen times since January 1, 2001. As of the latest Fed rate increase, effective July 2004, the Fed Funds rate was 1.50%, down from 6.50% at the beginning of 2001, while the Discount Rate stood at 1.25%, down from 6.00% at January 1, 2001. The financial markets had previously "priced in" the expectation of rising interest rates, as the treasury yield curve had risen in the past 3 months. As of September 10, 2004, one- and ten-year U.S. government bonds were yielding 2.02% and 4.14%, respectively, compared to 1.09% and 4.28%, respectively, as of one year ago. See Exhibit II-2 for historical recent interest rate trends.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area counties from 2000 to 2003 and projected through 2008, with additional data provided in Exhibit II-3. Data for the nation, the State of Illinois and the Chicago MSA is included for comparative purposes. Within the four market area counties, Cook County maintained a population of approximately 5.4 million as of 2003, approximately 64% of the total

Table 2.1
BankFinancial, F.S.B.
Summary Demographic/Economic Information

	Year 2000	Year 2003	Year 2008	Growth Rate 2000-03 (%)	Growth Rate 2003-2008 (%)
Population(000)					
United States	281,422	290,647	305,918	1.1%	1.0%
Illinois	12,419	12,660	13,057	0.6%	0.6%
Chicago MSA	8,273	8,490	8,850	0.9%	0.8%
Cook County	5,377	5,425	5,508	0.3%	0.3%
Lake County	644	679	736	1.7%	1.6%
Will County	502	554	636	3.3%	2.8%
DuPage County	904	928	970	0.9%	0.9%
Households(000)					
United States	105,480	109,440	116,034	1.2%	1.2%
Illinois	4,592	4,692	4,858	0.7%	0.7%
Chicago MSA	2,972	3,047	3,174	0.8%	0.8%
Cook County	1,974	1,991	2,020	0.3%	0.3%
Lake County	216	227	246	1.7%	1.6%
Will County	168	186	215	3.5%	3.0%
DuPage County	326	336	353	1.0%	1.0%
Median Household Income($)					
United States	$42,729	$46,868	$53,230	3.1%	2.6%
Illinois	47,013	52,104	59,837	3.5%	2.8%
Chicago MSA	52,420	58,826	67,180	3.9%	2.7%
Cook County	46,409	51,585	59,726	3.6%	3.0%
Lake County	67,571	74,836	85,982	3.5%	2.8%
Will County	62,899	68,317	75,909	2.8%	2.1%
DuPage County	68,641	75,914	86,491	3.4%	2.6%
Per Capita Income($)					
United States	$21,587	$24,078	$27,656	3.7%	2.8%
Illinois	23,104	25,898	29,810	3.9%	2.9%
Chicago MSA	25,011	27,998	32,145	3.8%	2.8%
Cook County	23,227	25,977	29,830	3.8%	2.8%
Lake County	32,102	35,035	39,631	3.0%	2.5%
Will County	24,613	27,438	31,161	3.7%	2.6%
DuPage County	31,315	35,304	40,489	4.1%	2.8%

2003 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
United States	21.0%	27.0%	30.0%	22.0%
Illinois	22.0%	28.0%	28.0%	22.0%
Chicago MSA	22.0%	28.0%	30.0%	20.0%
Cook County	22.0%	29.0%	28.0%	21.0%
Lake County	25.0%	26.0%	31.0%	18.0%
Will County	25.0%	26.0%	32.0%	17.0%
DuPage County	22.0%	26.0%	32.0%	20.0%

2003 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000+
United States	26.0%	28.0%	46.0%
Illinois	22.0%	26.0%	52.0%
Chicago MSA	19.0%	24.0%	57.0%
Cook County	23.0%	26.0%	51.0%
Lake County	12.0%	19.0%	69.0%
Will County	13.0%	21.0%	66.0%
DuPage County	10.0%	19.0%	71.0%

Source: ERSI.

MSA population. The remaining three market area counties contained sizeable population bases, each in excess of 600,000. Reflecting trends across the nation, the inner county of Cook reported the lowest annual population growth rate of 0.3% from 2000 to 2003, a rate lower than the statewide rate of 0.6% annually, and lower than the MSA's 0.9% growth rate. The outlying counties each reported stronger growth rates, with Will County reporting the highest annual rate, 3.3%. These trends are projected to continue over the next five years through 2008.

These population trends represent a less than desirable trend for Bank as approximately 69% of the Bank's deposits are located in Cook County, and that the most attractive growth trends are located in the outlying counties. The larger overall population base of Cook County provides an adequate source of business for financial institutions, although the Bank is relatively midsized institution that faces many smaller and larger competitors in the local market area. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecast to remain relatively constant over the next five years, indicating that the Bank's business prospects are expected to remain stable in the foreseeable future. The demographic trends also provide support for the need to seek growth in other areas besides Cook County. Table 2.1 also details the age distribution of the residents of the four market area counties, and reveals that overall, the market area's population base is relatively dispersed in terms of age, with Lake and Will Counties having a largest proportion of younger residents and Cook and DuPage Counties have the largest proportion of older residents.

Examination of another characteristic of the Bank's market area, median household income and per capita income, revealed that Cook County reported income levels in line with the statewide averages, while the three outlying counties reported noticeably higher levels of income. The relatively low income levels in Cook County indicate the potential for reduced levels of financial institution deposits, deposit growth and overall need for financial institution services. Local household income distribution data also revealed a noticeably lower overall income level in Cook County versus the other market areas served.

Local Economy

Due to the overall large size of the Chicago metropolitan area population base and economy, the Bank operates in a very diversified economic and demographic area, where all economic sectors are fully represented. As shown in Table 2.2 below, the State of Illinois, Cook County and the four county market area all reported the largest proportion of employment in services, wholesale/retail trade, manufacturing and government, indicative of a relatively diversified employment base. The state of Illinois recorded a higher level of manufacturing employment, while Cook County recorded a higher level of transportation/public utilities employment. Overall, however, the employment base of the four market area counties, including Cook County was quite similar to the statewide averages, indicative of the overall large economy in the Chicago metropolitan area. See Exhibit II-3 for additional data and details.

Table 2.2
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	Illinois	Cook County	Four Cty Avg.
Services	32.4%	36.2%	32.2%
Wholesale/Ret. Trade	20.7	19.0	22.1
Manufacturing	12.9	11.9	12.2
Government	12.0	10.8	11.5
Finance, Ins., Real Estate	9.1	10.8	9.0
Transportation/Public Util.	5.5	6.7	5.2
Construction	5.0	4.1	6.2
Agriculture	1.4	0.0	0.3
Other	1.0	0.5	1.3
	100.0%	100.0%	100.0%

Source: REIS DataSource.

As shown in Table 2.3, similar to national trends, the unemployment rate in Illinois decreased in the last twelve months, during which the unemployment rate in Cook, Lake, Will and DuPage Counties all decreased. The lowest unemployment rate was found in DuPage County. Illinois, Cook County and Will County had unemployment rates above the national average, an unfavorable sign as it reflects a certain weakness to the job market for workforce employers.

Table 2.3
Market Area Unemployment Trends

Region	June 2003 Unemployment	June 2004 Unemployment
United States	6.5%	5.8%
Illinois	6.6%	5.9%
Cook County	7.6%	6.6%
Lake County	5.9%	5.3%
Will County	7.0%	6.7%
DuPage County	5.5%	4.7%

Source: U.S. Bureau of Labor Statistics.

Competition

Due to the overall size of the market in which the Bank operates, BankFinancial holds a minimal market share of deposits of 0.5% in Cook County, and market shares of 1.3% in Lake County and 2.1% in Will County (see Table 2.4). With the current market share below 3%, additional deposit growth in the market area is likely achievable, particularly as BankFinancial competes with a number of regional and super-regional competitors, along with a number of locally-based financial institutions.

Table 2.4 displays deposit trends for thrifts and commercial banks in Illinois and the four market area counties. Since 1999, deposit growth in Illinois has been positive for both commercial banks and savings institutions, with commercial banks increasing deposits at a rate faster than savings institutions. Commercial banks continue to maintain the majority of deposit funds in the state of Illinois, approximately 88% of all deposits as of the most recent date.

Within Cook County, BankFinancial recorded a decrease in the balance of deposits of 5.1% since 1999, although this decline was due to a decision to force certain higher cost deposits to leave the Bank following the acquisition of Success National Bank. This resulted in a reduction in BankFinancial's deposit market share from 0.8% in 1999 to 0.5% in 2003. Overall,

Table 2.4
BankFinancial, F.S.B.
Deposit Summary

	As of June 30,						
	1999			2003			Deposit
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	Growth Rate 1999-2003
	(Dollars In Thousands)						(%)
State of Illinois	$214,674,000	100.0%	3,883	$281,721,000	100.0%	4,165	7.0%
Commercial Banks	182,990,000	85.2%	3,316	247,533,000	87.9%	3,709	7.8%
Savings Institutions	31,684,000	14.8%	567	34,188,000	12.1%	456	1.9%
Cook County	$120,647,000	100.0%	1,148	$154,883,000	100.0%	1,248	6.4%
Commercial Banks	96,477,000	80.0%	850	137,241,000	88.6%	1,044	9.2%
Savings Institutions	24,170,000	20.0%	298	17,642,000	11.4%	204	-7.6%
BankFinancial(1)	910,172	0.8%	13	739,487	0.5%	10	-5.1%
Lake County	$10,378,000	100.0%	172	$15,220,000	100.0%	198	10.0%
Commercial Banks	9,694,000	93.4%	156	13,862,000	91.1%	178	9.4%
Savings Institutions	684,000	6.6%	16	1,358,000	8.9%	20	18.7%
BankFinancial(1)	221,654	2.1%	5	203,344	1.3%	4	-2.1%
Will County	$4,420,000	100.0%	117	$6,167,000	100.0%	154	8.7%
Commercial Banks	3,996,000	90.4%	103	5,862,000	95.1%	143	10.1%
Savings Institutions	424,000	9.6%	14	305,000	4.9%	11	-7.9%
BankFinancial	138,693	3.1%	1	128,889	2.1%	1	-1.8%
DuPage County	$17,294,000	100.0%	300	$20,696,000	100.0%	322	4.6%
Commercial Banks	11,955,000	69.1%	242	17,732,000	85.7%	290	10.4%
Savings Institutions	5,339,000	30.9%	58	2,964,000	14.3%	32	-13.7%
BankFinancial	0	0.0%	0	1,479	0.0%	1	NM

(1) Includes deposits of Success National Bank.

Source: FDIC; OTS.

commercial banks increased deposits in Cook County at an annual rate of 9.2%, while savings institutions recorded a decline in deposits at an annual rate of 7.6%. Commercial banks have approximately 89% of deposit funds in Cook County. In the other three market area counties, deposits increased by an annual average of 7.8%, with commercial banks increasing at a faster rate than savings institutions in Will and DuPage Counties.

With regard to lending competition in the local market area, the Bank anticipates the most significant competition from larger financial institutions such as LaSalle Bank, N.A., Citibank, FSB, Mid America Bank, FSB, and Fifth Third Bank, along with other mid-sized commercial banks. Another type of competitor includes real estate mortgage investment conduits ("REMICs"), which are also aggressively purchasing certain types of loans. In addition other competitors include other local and regional mortgage companies, independent mortgage brokers and credit unions in originating mortgage and non-mortgage loans. To remain competitive, BankFinancial focuses on providing residential and multi-family mortgage loans, non-residential mortgage loans and commercial business loans and retail deposit services to existing customers and the new customers attracted to the Bank. As indicated in the mission statement, the Bank's mission is to position itself to exceed every expectation for providing high quality personal customer service. This strategy is designed to identify a niche in the market where the Bank can compete against other institutions. BankFinancial's approach to reaching the potential customer base is to market to the general public at large through various marketing avenues.

<u>Summary</u>

The overall condition of the primary market area can be characterized as stable, with moderate growth potential in the immediate Cook County market area and higher growth potential in the three remaining market area counties, based on regional population and economic projections. The overall total population base within the Bank's market area does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in BankFinancial having to pay competitive deposit rates, provide high quality service and consider providing electronic banking capabilities to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of BankFinancial's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of BankFinancial is provided by these public companies. Factors affecting the Bank's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between BankFinancial and the Peer Group, will then be used as a basis for the valuation of BankFinancial's to-be-issued common stock.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 175 fully-converted publicly-traded thrift institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. From the universe of publicly-traded thrifts, we selected 10 institutions with characteristics similar to those of BankFinancial. In the selection process, we applied one "screen" to the universe of all public companies:

- o Screen #1. Midwest institutions with assets between $800 million and $2.3 billion and a return on equity of less than 10%. Ten companies met the criteria for Screen #1 and all ten were included in the Peer Group. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Midwest based thrifts with assets greater than $500 million, from which the Peer Group was selected.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and BankFinancial, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of BankFinancial's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- o TierOne Corp. of Lincoln, NE. Largest peer group company with relatively strong capital position and earnings. Loan portfolio is diversified into multi-family/commercial real estate and construction/land loans.
- o United Community Fin. Corp of OH. Second largest peer group company, with a relatively significant intangible balance and high level of earnings. United Community has also diversified into multi-family/commercial real estate and construction/land loans.
- o First Place Financial Corp. of OH. Asset size closely matches BankFinancial's pro forma assets. Asset composition includes a balance of investment securities and a relatively lower loan balance. First Place's asset loan composition is relatively undiversified away from residential loans, but First Place holds the largest loans serviced for others portfolio and servicing intangible.
- o CFS Bancorp, Inc. of IN. Operates in the Chicago metropolitan area with a similar sized branch office network. CFS has the largest investment portfolio of all peer group members, funded with largest borrowing base. Lowest earning peer group member, due to low net interest income. Assets invested primarily into securities, residential loans and multi-family/commercial real estate, with no loan servicing portfolio.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Peer Group of Publicly-Traded Thrifts
September 21, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
TONE	TierOne Corp. of Lincoln NE	OTC	NE,IA,KS	Thrift	2,255	58	12-31	10/02	21.65	396
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	2,247	24	06-30	01/99	19.79	300
UCFC	United Community Fin. of OH	OTC	Youngstown OH,PA	Thrift	2,184	34	12-31	07/98	11.70	365
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,472	19	12-31	07/98	13.60	167
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,294	15	12-31	03/01	22.12	183
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,073	17	12-31	10/95	26.52	168
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,069	23	12-31	/	15.09	111
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	951	8	12-31	04/98	25.01	116
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	823 M	34	06-30	04/92	16.27	57
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	818	17	12-31	12/99	23.21	115

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 09/21/04

- o Citizens First Bancorp, Inc. of MI. Citizens is a 15-branch thrift with significant investment in loans receivable funded with the highest equity/assets ratio of the all peer group members. Strong net income is supported by the net interest margin and high levels of non-interest income. Loans are relatively diversified into multi-family/commercial real estate and non-mortgage lending. Strong asset quality and reserve coverage ratios in comparison to other peer group members.

- o Camco Financial Corp. of Cambridge, OH. Camco operates with a leveraged balance sheet and reports relatively low net income due to a low net interest margin. Earning assets are concentrated in residential loans, resulting in a low risk-assets ratio. Asset quality and reserve coverage ratios are well below peer group averages.

- o First Defiance Financial Corp. of OH. Located in northwestern Ohio, First Defiance reported the most significant asset growth of all peer group companies in the past year, along with the highest level of net income. A strong net interest margin and non-interest income supported earnings. First Defiance reported the most significant diversification into multi-family/commercial real estate lending and consumer lending, resulting in the lowest investment in traditional residential lending. Asset quality and reserve coverage ratios were well above peer group averages.

- o EFC Bancorp, Inc. of IL. EFC, located close to the Chicago metropolitan area, contained the smallest branch office network (8 branches) and a relatively low equity/assets ratio. Net income approximated the peer group average, while the loan portfolio was concentrated in residential lending.

- o HF Financial Corp. of SD. The most leveraged of all peer group members, HF Financial reported relatively low profitability due to high operating expenses, notwithstanding a strong level of non-interest income. Earning assets were well diversified into multi-family/commercial real estate and non-mortgage lending. Asset quality was stronger than the peer group average, while reserve coverage ratios were weaker.

- o MutualFirst Financial, Inc. of IN. The smallest peer group member, operating with a high ratio of loans/assets and a relatively high capital ratio. Income was supported by a strong net interest margin and diversification into commercial business lending. Asset quality was in line with the peer group average.

In aggregate, the Peer Group companies maintain a similar level of capital than the industry average (10.16% of assets versus 10.74% for all public companies), generate lower earnings as a percent of average assets (0.77% ROAA versus 0.82% for all public companies), and generate a slightly lower return on equity (7.06% ROE versus 8.71% for all public companies). Overall, the Peer Group's average P/B ratio and average P/E multiple were below and comparable to the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	*Peer Group*
Financial Characteristics (Averages)		
Assets ($Mil)	$2,968	$1,419
Market capitalization ($Mil)	$475	$198
Equity/assets (%)	10.74%	10.16%
Return on assets (%)	0.82%	0.77%
Return on equity (%)	8.71%	7.06%
Pricing Ratios (Averages)(1)		
Price/earnings (x)	17.80x	17.53x
Price/book (%)	160.85%	129.68%
Price/tangible book (%)	175.25%	144.46%
Price/assets (%)	17.14%	13.24%

(1) Based on market prices as of September 10, 2004.

Ideally, the Peer Group companies would be comparable to BankFinancial in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to BankFinancial, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for BankFinancial and the Peer Group. BankFinancial's and the Peer Group's ratios reflect balances as of June 30, 2004, unless otherwise indicated for the Peer Group companies. BankFinancial's equity-to-assets ratio of 6.5% was below the Peer Group's average net worth ratio of 11.4%. However, the Bank's pro forma capital position will increase with the addition of stock proceeds and will exceed the Peer Group's ratio following the conversion. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 5.0% and 10.8%, respectively, as goodwill and intangibles maintained by the Bank equaled 1.5% of assets. The increase in BankFinancial's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will also result in a relatively low return on equity. Both the Bank's and the

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2004

	Balance Sheet as a Percent of Assets									
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock
BankFinancial Corp. of IL June 30, 2004	3.1	18.4	73.5	75.1	17.0	0.0	6.5	1.5	5.0	0.0
All Public Companies	3.9	24.0	67.4	66.4	20.9	0.7	10.7	0.8	9.9	0.0
State of IL	7.2	24.1	64.1	73.7	13.7	0.3	11.4	0.5	10.8	0.0
Comparable Group Average	2.6	13.1	78.7	67.1	20.8	0.6	10.2	0.9	9.3	0.0
Mid-West Companies	2.6	13.1	78.7	67.1	20.8	0.6	10.2	0.9	9.3	0.0
Comparable Group										
Mid-West Companies										
CITZ CFS Bancorp, Inc of Munster IN	2.3	25.5	67.7	59.7	28.4	0.0	10.5	0.1	10.4	0.0
CAFI Camco Fin Corp of Cambridge OH	3.6	14.0	77.9	63.4	27.1	0.0	8.6	0.3	8.3	0.0
CTZN Citizens First Bancorp of MI	2.6	8.7	83.6	68.5	18.4	0.0	12.3	1.0	11.2	0.0
EFC EFC Bancorp, Inc of Elgin IL	3.4	11.4	80.0	67.4	23.2	0.0	8.4	0.0	8.4	0.0
FDEF First Defiance Fin. Corp of OH	1.9	15.5	75.8	70.2	17.3	0.0	11.6	1.8	9.8	0.0
FPFC First Place Fin. Corp. of OH	5.0	18.1	68.2	68.9	18.4	1.4	9.9	3.3	6.6	0.0
HFFC HF Financial Corp. of SD(1)	2.0	16.8	75.3	78.1	10.3	3.4	6.2	0.6	5.6	0.0
MFSF MutualFirst Fin. Inc. of IN	2.2	5.4	85.5	69.7	17.8	0.0	11.3	0.1	11.2	0.0
TONE TierOne Corp. of Lincoln NE	1.5	3.9	91.7	58.7	26.1	1.4	11.7	0.0	11.7	0.0
UCFC United Community Fin. of OH	1.9	11.5	81.2	66.4	21.0	0.0	11.2	1.7	9.5	0.0

	Balance Sheet Annual Growth Rates							Regulatory Capital		
	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
BankFinancial Corp. of IL June 30, 2004	1.49	4.47	1.20	5.78	-13.72	-3.28	-2.01	7.20	7.20	10.39
All Public Companies	10.99	2.06	12.23	8.09	18.74	2.42	2.09	9.46	9.44	16.86
State of IL	8.34	5.16	8.04	6.38	11.41	-1.47	5.58	10.12	9.74	18.60
Comparable Group Average	9.16	-14.29	16.42	9.46	26.58	-1.13	-4.91	9.45	9.02	12.54
Mid-West Companies	9.16	-14.29	16.42	9.46	26.58	-1.13	-4.91	9.45	9.02	12.54
Comparable Group										
Mid-West Companies										
CITZ CFS Bancorp, Inc of Munster IN	-5.15	-21.45	2.62	-4.79	-6.89	0.32	-0.63	8.96	8.96	12.96
CAFI Camco Fin Corp of Cambridge OH	0.13	-28.71	10.20	-1.11	5.81	-4.96	-5.12	NM	7.20	12.00
CTZN Citizens First Bancorp of MI	21.27	-23.15	28.35	21.60	37.91	3.46	-5.34	NM	NM	NM
EFC EFC Bancorp, Inc of Elgin IL	10.70	-12.99	16.39	14.57	4.84	3.75	3.75	8.05	8.05	11.59
FDEF First Defiance Fin. Corp of OH	2.34	-30.79	16.15	0.22	13.97	2.36	3.92	9.20	9.20	12.92
FPFC First Place Fin. Corp. of OH	44.17	28.82	59.94	39.66	81.41	22.13	-6.60	NM	NM	NM
HFFC HF Financial Corp. of SD(1)	6.65	6.65	7.35	8.22	31.19	1.14	1.84	NM	8.28	10.54
MFSF MutualFirst Fin. Inc. of IN	2.31	-0.65	2.53	-0.81	23.62	-2.88	-2.89	10.61	10.61	15.85
TONE TierOne Corp. of Lincoln NE	-1.18	-39.22	2.14	15.38	-13.04	-25.14	-25.14	11.52	11.52	14.05
UCFC United Community Fin. of OH	10.31	-21.36	18.49	1.64	86.97	-11.52	-12.90	8.33	8.33	10.40

(1) Financial information is for the quarter ending March 31, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Bank's ratios. On a pro forma basis, the Bank's surpluses will likely be more significant than indicated for the Peer Group.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both BankFinancial and the Peer Group. BankFinancial's loans-to-assets ratio of 73.7% was below the comparable Peer Group ratio of 78.7%. Comparatively, BankFinancial's cash and investments-to assets ratio of 21.5% was above than the comparable Peer Group measure of 15.7%. Overall, BankFinancial's interest-earning assets amounted to 95.0% of assets, which approximated the Peer Group's ratio of 94.4%.

BankFinancial's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Bank's deposits equaled 75.1% of assets, which was above the comparable Peer Group ratio of 67.1%. Comparatively, borrowings accounted for a lower portion of the Bank's interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 17.0% and 20.8% for BankFinancial and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 92.1% and 88.5%, respectively. Following the increase in capital provided by the net proceeds of the conversion offering, the Bank's ratio of interest-bearing liabilities as a percent of assets will be less than the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is stronger than the Bank's ratio, based on respective ratios of 106.7% and 103.2%. The additional capital realized from stock proceeds should serve to provide BankFinancial with an IEA/IBL ratio that exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of conversion proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. BankFinancial's growth rates are based on annualized growth for the 6 months ended

June 30, 2004, while the Peer Group's growth measures are based on annual growth for the twelve months ended June 30, 2004 or the most recent period available. BankFinancial's assets showed only a slight increase, at a 1.49% annualized rate, versus a 9.2% asset growth rate posted by the Peer Group. Notwithstanding the continued change in the loan portfolio composition, BankFinancial's major asset categories showed little change over the time period, in line with the stable level of assets. Asset growth for the Peer Group was realized through loan growth, as cash and investments declined. Overall, the Peer Group's asset growth measures would tend to indicate greater earnings growth potential relative to the Bank's asset growth measures. In contrast, BankFinancial's future asset growth potential will be enhanced by the increased leverage capacity that will result from the infusion of net conversion proceeds into capital.

Similar to the asset side of the balance sheet, the Bank's balances of deposits and borrowings also showed an increase in deposits, offset by a decline in borrowings, while the equity base was slightly lower. The Peer Group's growth rates for deposits and borrowings were higher than the comparable growth rates indicated for the Bank, with borrowings increasing at the highest rate. The Peer Group also reported a decline in the equity base, of 1.13%. Factors contributing to the Bank's capital decline included its low earnings levels and changes in the adjustment for assets held for sale, along with certain non-recurring losses. Comparatively, despite recording a higher return on assets than the Bank, the Peer Group's capital declined due to dividend payments as well as stock repurchases, and changes to the AFS adjustment. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will depress the Bank's capital growth rate following the stock offering.

Income and Expense Components

Table 3.3 displays comparable statements of operations for BankFinancial and the Peer Group, based on earnings for the twelve months ended June 30, 2004 unless indicated otherwise for the Peer Group companies. For the period shown in Table 3.3, BankFinancial reported a loss of 0.77% of average assets, while the Peer Group reported net income to average assets of 0.77%. The comparable returns indicated for Bank and the Peer Group resulted from the Bank's lower net interest margin and higher level of operating expense, along with a lower level of non-

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
BankFinancial Corp. of IL																			
June 30, 2004	-0.77	4.42	1.86	2.56	-0.02	2.54	0.00	0.00	0.59	0.59	2.82	0.12	-1.57	0.00	4.68	2.20	2.48	3,093	42.31
All Public Companies	0.83	5.05	2.02	3.04	0.14	2.89	0.07	0.00	0.62	0.69	2.48	0.02	0.15	0.01	5.28	2.29	2.99	5,261	34.05
State of IL	0.81	5.00	1.96	3.04	0.14	2.90	0.05	-0.02	0.69	0.72	2.53	0.01	0.11	0.00	5.24	2.24	3.00	4,996	37.37
Comparable Group Average	0.77	5.06	2.16	2.90	0.19	2.71	0.13	0.00	0.75	0.88	2.62	0.02	0.21	0.00	5.37	2.47	2.90	4,163	32.62
Mid-West Companies	0.77	5.06	2.16	2.90	0.19	2.71	0.13	0.00	0.75	0.88	2.62	0.02	0.21	0.00	5.37	2.47	2.90	4,163	32.62
Comparable Group																			
Mid-West Companies																			
CITZ CFS Bancorp, Inc of Munster IN	0.20	4.54	2.63	1.90	0.26	1.64	0.09	0.00	0.65	0.74	2.22	0.00	0.07	0.00	4.74	2.98	1.76	4,542	NM
CAFI Camco Fin Corp of Cambridge OH	0.45	4.93	2.68	2.24	0.12	2.12	0.16	0.02	0.33	0.51	2.19	0.00	0.20	0.00	5.15	2.98	2.17	3,724	30.49
CTZN Citizens First Bancorp of MI	0.83	5.42	2.04	3.38	0.09	3.29	0.12	0.00	0.66	0.78	2.84	0.03	0.06	0.00	5.66	2.39	3.27	4,977	33.14
EFC EFC Bancorp, Inc of Elgin IL	0.79	5.04	2.39	2.65	0.07	2.58	0.00	0.02	0.57	0.58	2.12	0.00	0.07	0.00	5.31	2.66	2.66	5,763	31.12
FDEF First Defiance Fin. Corp of OH	1.16	4.95	1.90	3.05	0.18	2.87	0.00	0.00	1.04	1.04	2.69	0.01	0.51	0.00	5.32	2.18	3.15	3,860	32.65
FPFC First Place Fin. Corp. of OH	0.80	4.87	2.14	2.73	0.28	2.46	0.00	0.00	0.89	0.89	2.38	0.07	0.39	0.00	5.48	2.44	3.04	NM	27.47
HFFC HF Financial Corp. of SD(1)	0.50	5.04	1.94	3.09	0.38	2.72	0.33	0.00	0.93	1.26	3.39	0.00	0.19	0.00	5.37	2.15	3.21	NM	35.57
MFSF MutualFirst Fin. Inc. of IN	0.91	5.55	2.20	3.35	0.18	3.18	0.00	0.00	0.60	0.60	2.56	0.00	0.17	0.00	5.96	2.53	3.42	3,382	28.27
TONE TierOne Corp. of Lincoln NE	1.06	4.98	1.86	3.11	0.21	2.90	0.12	0.00	0.78	0.89	2.29	0.00	0.13	0.00	5.11	2.23	2.88	4,255	39.13
UCFC United Community Fin. of OH	1.04	5.26	1.82	3.44	0.13	3.32	0.51	0.00	1.03	1.54	3.53	0.06	0.32	0.00	5.57	2.13	3.44	2,803	35.69

(1) Financial information is for the quarter ending March 31, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

interest income. The Bank also reported a level of net non-operating losses, in comparison to the Peer Group's level of non-operating income.

Net interest income represents the primary source of earnings for the Bank and the Peer Group, equaling 2.56% and 2.90% of average assets, respectively. The Bank maintained both a lower interest income ratio and a lower interest expense ratio in comparison to the Peer Group's ratios. The Bank's lower interest income ratio was caused by maintaining a lower yield on interest earning assets (4.68% versus 5.37% for the Peer Group), which was caused by the Bank's short-term interest-earning asset mix that reflected a higher concentration of prime-based loans in comparison to the Peer Group, along with significant balances of adjustable rate investment securities, including one-year adjustable mortgage-backed securities and the preferred stock investments that currently provide for relatively low yields. In addition, the Bank holds in portfolio noticeable balances of tax-exempt securities which provide for lower reported yields. The Bank's lower interest expense ratio posted was facilitated by maintaining balances of core deposits, primarily resulting from the Bank's active marketing and merchant processing activities and commercial business lending activities. In addition, the Bank restructured the FHLB borrowings portfolio in 2003, prepaying longer-term higher cost borrowings and replacing such borrowings with very short-term, lost cost advances. The Bank's advantage in funding costs (2.20% versus 2.47% for the Peer Group) was offset in part by a higher ratio of interest-bearing liabilities as a percent of assets. Following the Bank's conversion, the increase in capital to be realized from the infusion of conversion proceeds and the resultant decline in the level of interest-bearing liabilities funding assets should further improve the Bank's advantage in comparison to the Peer Group with respect to maintaining a lower interest expense ratio.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 2.94% and 2.64%, respectively, inclusive of amortization of goodwill and other intangibles. In general, the Bank's higher operating expense ratio is reflective of its strategy to broaden products and services offered to its customers, its deposit composition which consist of a relatively high concentration of transaction accounts that are more costly to service than time deposits and its mortgage banking operations. Consistent with the Bank's higher operating expense ratio, BankFinancial maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.1 million for the Bank, versus a comparable measure of $4.2 million for the Peer Group. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans and expenses related to operating as a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, BankFinancial's capacity to leverage operating expenses will be greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank's earnings strength was less than the Peer Group's. For the twelve months ended June 30, 2004, BankFinancial's and the Peer Group's expense coverage ratios equaled 0.87x and 1.10x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income were a larger contributor to the Peer Group's earnings, with such income amounting to 0.59% and 0.88% of BankFinancial's and the Peer Group's average assets, respectively. The Peer Group's higher level of non-interest operating income is supported by income generated through service fees and charges. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, BankFinancial's efficiency ratio of 93.3% was less favorable than the Peer Group's efficiency ratio of 69.8%.

Loan loss provisions had a fairly minor impact on the Bank's earnings, with BankFinancial reporting a recovery of 0.02% of average assets, while the Peer Group established reserves equaling 0.19% of average assets. The level of loan loss provisions established by the Bank and the Peer Group was indicative of their generally favorable credit quality measures.

Net gains or losses were a factor in the Bank's and the Peer Group's earnings, with BankFinancial reporting net non-operating losses of 1.57% of average assets, while the Peer Group reported gains of 0.21% of average assets. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution's core earnings. In the case of BankFinancial, the losses were primarily were derived from the prepayment of FHLB advances, which equaled 0.57% of average assets and 1.03% of average assets on the loss on impairment of securities held for sale. Other items that affected the Bank's income statement included impairment of servicing assets and gains on the sale of investment securities. The gains recorded by the Peer Group were supported by gains derived from the sale of fixed rate loans as an ongoing activity. Accordingly, such gains warrant some consideration as a core earnings factor for the Bank and the Peer Group, but are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.

Due to the Bank's recorded loss for the twelve months ended June 30, 2004, the Bank recorded a tax benefit at a rate of 42.3%, while the Peer Group posted an effective tax rate of 32.6%, respectively.

<u>Loan Composition</u>

Table 3.4 presents data related to the loan composition of BankFinancial and the Peer Group. In comparison to the Peer Group, the Bank's loan portfolio composition reflected a lower concentration in the aggregate of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (34.4% of assets versus 44.7% for the Peer Group). A higher concentration of 1-4 family loans primarily accounted for the Peer Group's higher ratio, although the Bank maintained a higher ratio of mortgage-backed securities. Loans serviced for others equaled 25.0% and 35.2% of the Bank's and the Peer Group's assets, respectively, thereby indicating the greater influence of mortgage banking activities on the Peer Group's operations. The Peer Group's higher balance of loans serviced for others translated into a higher ratio of servicing intangibles, as servicing assets equaled 0.17% and 0.35% of the Bank's and the Peer Group's assets, respectively.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2004

	Portfolio Composition as a Percent Assets								
Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
BankFinancial Corp. of IL	10.40	24.03	3.85	33.31	11.19	0.20	74.27	367,737	2,518
All Public Companies	12.71	36.66	4.91	15.37	3.60	3.85	60.11	761,542	9,452
State of IL	10.63	38.20	4.28	12.25	3.12	3.97	56.85	422,003	3,029
Comparable Group Average	5.24	39.41	5.57	18.10	5.32	6.11	70.53	499,655	5,003
Comparable Group									
CITZ CFS Bancorp, Inc of Munster IN	11.99	26.03	7.32	29.83	0.36	3.21	74.45	9,440	0
CAFI Camco Fin Corp of Cambridge OH	9.26	61.02	3.07	9.43	1.17	2.09	63.42	587,800	5,889
CTZN Citizens First Bancorp of MI	0.00	38.28	2.63	18.43	6.37	8.61	54.87	482,231	3,663
EFC EFC Bancorp, Inc of Elgin IL	0.93	51.09	4.71	16.46	0.61	2.41	72.12	0	0
FDEF First Defiance Fin. Corp of OH	4.13	23.49	0.89	33.69	3.76	10.41	76.35	436,500	3,783
FPFC First Place Fin. Corp. of OH	5.01	35.76	4.03	5.76	0.98	1.80	46.72	1,275,916	15,343
HFFC HF Financial Corp. of SD(1)	14.09	21.78	1.98	18.37	12.54	21.02	79.69	472,850	4,541
MFSF MutualFirst Fin. Inc. of IN	1.39	51.29	1.79	8.13	17.93	5.63	72.02	127,962	1,273
TONE TierOne Corp. of Lincoln NE	0.64	50.31	14.96	20.11	3.95	3.66	88.30	970,150	10,117
UCFC United Community Fin. of OH	4.99	35.02	14.35	20.78	5.60	2.22	77.31	633,703	5,419

(1) Financial information is for the quarter ending March 31, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Diversification into higher risk and higher yielding types of lending was more significant for the Bank, largely on the basis of the Bank's higher concentration of commercial real estate/multi-family and commercial business loans. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Bank (33.3% of assets), followed by commercial business loans (11.2% of assets). Multi-family loans constituted approximately one-half of the total, indicating a significant investment in these loan types. Similarly, commercial real estate/multi-family loans represented the most significant area of lending diversification for the Peer Group (18.1% of assets) followed by consumer loans (6.1% of assets). In comparison to BankFinancial, the Peer Group's loan composition reflected higher concentrations of construction/land loans (5.6% of assets) and consumer loans (6.1% of assets). Beyond commercial real estate/multi-family and commercial business loans, lending diversification for the Bank was limited consisting of balances of construction and land loans (3.9% of assets) and consumer loans (0.2% of assets). Overall, the Bank's greater degree of lending diversification into higher risk types of lending translated into a higher risk weighted assets-to-assets ratio of 74.3%, versus a comparable ratio of 70.5% maintained by the Peer Group.

Credit Risk

Overall, the Bank's credit risk exposure appears to be similar to the Peer Group's, based on the Bank's similar ratios of non-performing loans and non-performing assets as a percent of non-performing loans and non-performing assets. As shown in Table 3.5, the Bank's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.63% of assets, which was slightly below the comparable Peer Group ratio of 0.66%. Non-performing loans equaled 0.74% of the Bank's loans compared to 0.75% for the Peer Group. The Bank maintained a lower level of loss reserves as a percent of non-performing loans (135.3% versus 192.6% for the Peer Group), while at the same time maintaining higher reserves as a percent of loans (1.00% versus 0.92% for the Peer Group). The similar credit risk was also evident in the level of net charge-offs for the twelve month period, which equaled 0.12% and 0.18% of the Peer Group's and the Bank's respectively, both of which are relatively low figures.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2004 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
BankFinancial Corp. of IL	0.09	0.63	0.74	1.00	135.26	116.81	1,293	0.12
All Public Companies	0.10	0.55	0.63	0.96	227.07	188.86	300	0.15
State of IL	0.06	0.55	0.92	0.93	143.96	118.29	91	0.14
Comparable Group Average	0.07	0.66	0.75	0.92	192.64	161.80	480	0.18
Comparable Group								
CITZ CFS Bancorp, Inc of Munster IN	0.05	1.66	2.35	1.12	47.75	46.23	1,914	0.77
CAFI Camco Fin Corp of Cambridge OH	0.23	1.31	1.38	0.66	47.66	39.39	187	0.09
CTZN Citizens First Bancorp of MI	0.09	0.63	0.64	1.18	183.39	158.17	242	-0.02
EFC EFC Bancorp, Inc of Elgin IL	0.00	0.27	0.33	0.53	160.40	160.40	3	0.00
FDEF First Defiance Fin. Corp of OH	0.02	0.28	0.35	1.16	333.11	312.07	120	0.06
FPFC First Place Fin. Corp. of OH	0.13	0.65	0.75	1.07	142.01	112.87	1,023	0.31
HFFC HF Financial Corp. of SD(1)	0.03	0.27	0.24	0.55	230.94	158.46	345	0.22
MFSF MutualFirst Fin. Inc. of IN	0.09	0.57	0.48	0.99	208.56	150.16	309	0.18
TONE TierOne Corp. of Lincoln NE	0.05	0.25	0.22	1.00	453.75	366.68	305	0.06
UCFC United Community Fin. of OH	0.03	0.66	0.77	0.91	118.81	113.54	351	0.08

(1) Financial information is for the quarter ending March 31, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, BankFinancial's interest rate risk characteristics were considered to be slightly less favorable in a declining interest rate environment than the Peer Group's. Most notably, BankFinancial's lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. A lower level of non-interest earning assets represented an advantage for the Bank with respect to capacity to generate net interest income and, in turn, limiting the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Bank with comparable or slightly more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for BankFinancial and the Peer Group. In general, the more significant fluctuations in the Bank's ratios implied there was a greater degree of interest rate risk associated with its net interest income compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.6. However, it is recognized that the Bank's income statement is currently being impacted by certain non-cash expenses related to restructuring actions, including the prepayment of FHLB advances and the mark-to-market entries associated with the acquisition of Success National Bank. Therefore, direct conclusions from the data shown in Table 3.6 are more difficult. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of BankFinancial's assets and the proceeds will be substantially deployed into interest-earning assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of BankFinancial. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2004 or Most Recent Date Available

Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	06/30/04	03/31/04	12/31/03	09/30/03	06/30/03	03/31/03
				(change in net interest income is annualized in basis points)					
BankFinancial Corp. of IL	5.0	103.1	5.0	26	26	-6	-27	-16	18
All Public Companies	9.9	108.7	4.7	-3	1	7	-4	-9	-3
State of IL	10.8	109.4	4.6	-0	3	4	5	-19	-2
Comparable Group Average	9.3	106.7	5.6	-6	-1	4	-4	-3	-11
Comparable Group									
CITZ CFS Bancorp, Inc of Munster IN	10.4	108.3	4.5	7	-14	26	11	-6	-22
CAFI Camco Fin Corp of Cambridge OH	8.3	105.4	4.6	4	15	1	-6	-14	-7
CTZN Citizens First Bancorp of MI	11.2	109.2	5.1	-15	2	29	-5	22	-16
EFC EFC Bancorp, Inc of Elgin IL	8.4	104.6	5.2	-18	-7	1	-26	-3	3
FDEF First Defiance Fin. Corp of OH	9.8	106.5	6.8	-1	1	7	20	-8	-9
FPFC First Place Fin. Corp. of OH	6.6	102.9	8.8	-12	-10	-12	3	3	-15
HFFC HF Financial Corp. of SD(1)	5.6	102.5	5.9	NA	-5	1	-0	0	-16
MFSF MutualFirst Fin. Inc. of IN	11.2	106.5	6.9	1	4	-8	-12	-1	-10
TONE TierOne Corp. of Lincoln NE	11.7	112.7	2.9	-14	-1	7	-15	-18	-14
UCFC United Community Fin. of OH	9.5	108.2	5.4	-6	6	-14	-11	-7	-2
State of IL									
CFSL Chesterfield Financial of IL(2)	20.5	127.4	1.5	-14	6	6	-14	-5	-17
CFSB Citizens First Fin Corp. of IL	10.1	107.4	4.1	5	9	-7	11	11	-14
EFC EFC Bancorp, Inc of Elgin IL	8.4	104.6	5.2	-18	-7	1	-26	-3	3
FBTC First BancTrust Corp of IL	11.6	107.9	5.2	12	-16	18	-11	-49	-15
FFFS First Fed Serv MHC of IL(45.0)	26.4	135.2	1.0	-1	NA	NA	NA	NA	NA
FFBI First Federal Bancshares of IL	6.5	104.8	2.9	4	-8	-26	46	-33	59
GTPS Great American Bancorp of IL	10.5	107.5	5.6	27	12	0	-22	-11	-25
JXSB Jcksnville Bcp MHC of IL(46.8)	6.1	103.2	6.0	-4	19	19	-17	-29	1
MAFB MAF Bancorp, Inc. of IL	6.7	105.4	6.8	-2	14	-12	12	-4	-14
PFED Park Bancorp of Chicago IL	11.0	108.5	4.9	-25	-3	38	47	-36	-13

(1) Financial information is for the quarter ending March 31, 2004.
(2) Excluded from averages due to announced or pending acquisition.
NA-Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine BankFinancial's estimated pro forma market value for purposes of pricing the stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversion offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Company's operations and financial condition; (2) monitor the Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending standard conversion offerings both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including BankFinancial's value, the market value of the stocks of public institutions, or BankFinancial's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer

Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of BankFinancial coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both BankFinancial's and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a higher concentration of loans, while the Company's loan portfolio composition reflected a greater degree of diversification into higher risk and higher yielding types of loans. This more notable diversification into higher risk types of loans resulted in a slightly higher risk weighted assets-to-assets ratio than the Peer Group. BankFinancial's funding composition reflected similar concentrations of deposits and borrowings relative to the Peer Group's ratios. Overall, as a percent of assets, the Company maintained a slightly lower level of interest-earning assets and a higher level of interest-bearing liabilities than indicated for the Peer Group, which resulted in a lower IEA/IBL ratio for the Company. The infusion of stock proceeds should serve to increase the Company's IEA/IBL ratio and, thus, eliminate the comparative advantage currently indicated in the Peer Group's IEA/IBL ratio. For valuation purposes, RP Financial concluded no adjustment was warranted for the Company's overall asset/liability composition.

- Credit Quality. The Company maintained slightly lower ratios of non-performing assets-to-assets and non-performing loans-to-loans. At the same time, the Company maintained lower reserve coverage ratios, both as a percent of non-performing loans and as a percent of non-performing assets. Net loan charge-offs were slightly higher for the Company, while the Company maintained a slightly higher risk weighted assets-to-assets ratio. The Company also maintained a concentration of preferred stock investments that were subject to significant writedowns in the quarter ended June 30, 2004. The Peer Group did not maintain a similar concentration of such securities. Overall, in comparison to the Peer Group, the Company's measures imply a slightly higher degree of credit exposure and, thus, RP Financial concluded that a slight downward adjustment was warranted for the Company's credit quality.

- Balance Sheet Liquidity. The Company operated with a higher level of cash and investment securities relative to the Peer Group (21.5% of assets versus 16.8% for the Peer Group). BankFinancial's future borrowing capacity was considered to be comparable to the Peer Group's, in light of the similar level of borrowings that were maintained by the Company and the Peer Group. Overall, balance sheet liquidity for the Company and the Peer Group were not viewed as being materially different and, thus, RP Financial concluded that no adjustment was warranted for the Company's balance sheet liquidity.

- Funding Liabilities. Retail deposits and borrowings comprised a similar portion of the Company's and the Peer Group's respective funding compositions. The Company's overall funding composition provided for a slightly lower cost of funds than maintained by the Peer Group. In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to BankFinancial's lower capital position. Following the stock offering, the increase in the Company's capital position should provide BankFinancial with a comparable or lower level of interest-bearing liabilities than maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for BankFinancial's funding composition.

- Capital. The Peer Group operates with a higher equity-to-assets ratio than the Company. However, following the stock offering, BankFinancial's pro forma capital position will likely exceed the Peer Group's equity-to-assets ratio. The Company's higher pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Company's more significant capital surplus will likely result in a depressed ROE. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Company's pro forma capital position.

On balance, BankFinancial's balance sheet strength was considered to be in general similar to the Peer Group's, as implied overall by the Company's A/L composition, credit quality, liquidity and pro forma capital position. Accordingly, we concluded that no valuation adjustment was warranted for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company reported lower earnings on a ROAA basis (a loss of 0.77% of average assets versus earnings of 0.77% for the Peer Group). Higher levels of net interest income, non-interest operating income and non-operating income, along with lower operating expenses, supported the Peer Group's higher return. Reinvestment and leveraging of the net stock proceeds should enhance returns for the Company, but the pick-up in earnings will be somewhat offset by the increase in operating expenses that will result from the implementation of the stock benefit plans and expenses related to operating as a publicly-traded Company with shareholders to report to. Overall, the Company's reported earnings were considered to be less favorable than the Peer Group's reported earnings and, thus, RP Financial concluded that a slight downward adjustment was appropriate for the Company's reported earnings.

- Core Earnings. The Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. However, the Company's earnings for the most recent twelve month period were negatively affected by a prepayment penalty incurred in connection with prepayment of FHLB advances and an impairment charge recorded against preferred stock investments available for sale. In addition, the Company's earnings were also impacted by gains on the sale of loans and securities into the secondary market. Adjusting the Company's results for these items resulted in modest core profitability of $2.229 million, or approximately 0.15% of average assets, which remains much lower than the peer group average of 0.64% of average assets. The Company's expense coverage ratio was lower than the Peer Group's ratio (0.87x versus 1.10x for the Peer Group), and BankFinancial's efficiency ratio of 93.3% was also less comparable to the Peer Group's efficiency ratio of 69.8%. Loss provisions had a larger impact on the Peer Group's earnings. Overall, these measures, after taking into account the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets, which will be negated by expenses associated with the stock benefit plans and operating as a publicly-traded Company, indicate that the Company's core earnings remain less favorable than the Peer Goup. Therefore, RP Financial concluded that a slight downward adjustment was necessary for core earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that a slightly higher degree of volatility was associated with the Company's net interest margin, although this data was impacted by other factors related to restructuring activities. The Peer Group's stronger capital and IEA/IBL ratios, along with a similar level of non-interest earning assets, implied a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should eliminate the current advantages indicated for the Peer Group's ratios. Overall, RP Financial concluded that the interest rate risk associated with the Company's earnings was comparable to the Peer Group's earnings interest rate risk exposure and no valuation adjustment was necessary for this factor.

- Credit Risk. Loan loss provisions were a larger factor in the Peer Group's earnings, as the Company reported a modest recovery of loss provisions for the twelve months ended June 30, 2004. In terms of future exposure to credit quality related losses, the Company's and the Peer Group's credit quality measures generally implied a comparable degree of earnings credit risk exposure. In particular, the slightly more favorable earnings credit risk associated with the Company's ratios of non-performing assets and non-performing loans was offset in part by more favorable reserve coverage ratios as a percent of loans and non-performing loans by the Peer Group. The Company does, however, continue to retain its portfolio of preferred stock which resulted in impairment charges in the most recent quarter. Future impairment charges are not anticipated for this portfolio, however the portfolio represents a concentration and risk that affects our valuation adjustment for earnings. Overall, RP Financial concluded that a slight downward adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company's recent historical balance sheet growth was lower than the Peer Group's. Second, the infusion of stock proceeds will increase the Company's earnings growth potential with respect to leverage capacity, as the Company's pro forma leverage capacity should be comparable to or greater than the Peer Group's. Lastly, the Peer Group's more diversified operations into areas that generate non-interest operating income provides greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of higher interest rates. Overall, the Company's earnings growth potential appears to be comparable to the Peer Group's, and, thus, we concluded that no adjustment was warranted for this factor.

- Return on Equity. As the result of the increase in capital that will be realized from the infusion of net stock proceeds, the Company's return on equity will be below the comparable averages for the Peer Group and all publicly-traded thrifts. In view of the lower capital growth rate that will be imposed by BankFinancial' lower ROE, we concluded that a slight downward adjustment was warranted for the Company's ROE.

Overall, a moderate downward adjustment was applied for the Company's profitability, growth and viability of earnings.

3. Asset Growth

BankFinancial's asset growth rate was lower than the Peer Group's during the period covered in our comparative analysis (1.5% versus 9.2% for the Peer Group). Additionally, the Peer Group's asset growth was realized through growth of loans, as opposed to lower yielding cash and investments. On a pro forma basis, the Company's tangible equity-to-assets ratio will be above the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On average, the demographic characteristics of the Company's primary market area were considered to be more favorable than the markets served by the Peer Group companies with respect to supporting lending and deposit growth opportunities. On balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. BankFinancial's primary market area for loans and deposits is considered to be greater Chicago metropolitan area, specifically the counties of Cook, Lake, Will and DuPage, where the main office and all of its branches are located. This four county market area contains 7.5 million residents, representing one of the largest population centers in the United States. In general, the market area is a relatively moderate growth market, with such growth somewhat lower than the U.S. growth rates. Household and per capita income measures for the market area are well above national averages, reflecting the more urban characteristics of the Company's market area.

Overall, the markets served by the Peer Group companies were viewed as being less favorable with respect to supporting growth opportunities. Cook County's population growth was stronger than the median of the markets served by the Peer Group companies, and, on average, the Company serves a more populous market than the Peer Group. Per capita income for the markets served by the Peer Group companies was on average less than Cook County's per capita income. The average deposit market share maintained by the Peer Group companies was higher than the Company's market share of deposits in Cook County. In general, the degree of competition faced by the Peer Group companies was viewed as being less than the Company's competitive environment. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, June 2004 unemployment rates for the majority of the markets served by the Peer Group companies were somewhat lower than the unemployment rate reflected for Cook County. On balance, we concluded that a slight upward adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
BankFinancial, Inc. and the Peer Group Companies(1)

	County	June 2004 Unemployment
BankFinancial Corp. - IL	Cook	6.6%
The Peer Group Average		6.0%
TierOne Corp. of Lincoln, NE	Lancaster	3.7%
United Comm. Fin. Corp. of OH	Mahoning	7.7
First Place Fin. Corp. of OH	Trumbull	7.1
CFS Bancorp, Inc. of Munster, IN	Lake	6.2
Citizens First Bancorp, Inc. of MI	St. Clair	7.8
Camco Fin. Corp. of Cambridge, OH	Guernsey	7.2
First Defiance Fin. Corp. of OH	Defiance	6.6
EFC Bancorp, Inc. of Elgin, IL	Kane	5.8
HF Financial Corp. of Souix Falls, SD	Minnehaha	3.2
MutualFirst Financial, Inc. of Muncie, IN	Delaware	5.1

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.92% to 3.84%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.52% as of September 10, 2004. As of September 10, 2004, approximately 89% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.17%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company has not established a definitive dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ system and one of the Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to shareholders ranged from $57 million to $396 million as of September 10, 2004, with average and median market values of $198 million and $167 million, respectively. The shares issued and outstanding to the shareholders of the Peer Group members ranged from 3.5 million to 31.1 million, with average and median shares outstanding of 11.2 million and 7.8 million, respectively. The Company's stock offering is expected to have a pro forma market value that is comparable to the Peer Group average, while public shares outstanding for the Company is expected to be in the upper end of the range of shares outstanding maintained by the individual Peer Group companies. Like the majority of the Peer Group companies, the Company's stock will be quoted on the NASDAQ National Market System following the stock offering. Overall, we anticipate that the Company's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market for thrift franchises in Illinois. All of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Economic data that showed a strengthening economy, particularly in the manufacturing sector, propelled stocks higher through September 2003, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the DJIA.

Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September 2003 provided a boost to stocks. In mid-October, the DJIA and the NASDAQ hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP growth rate of 8.2% in the third quarter, as well as the Federal Reserve's statement that it would not raise its target interest rates for a considerable period, supported a stock market rally during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and during the first half of March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

Stocks moved higher in early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The DJIA closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. Stocks rebounded in late-May, primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data provided for a positive trend in the broader market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

Rising oil prices and profit warnings from some technology companies caused major stock indices to fall at the start of the third quarter of 2004. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. The stock market traded in a narrow range through early September 2004, as concerns about earnings, particularly in the high tech industry, and terrorism fears and the effect on world oil prices, continued to weigh on the U.S. stock market. As an indication of the general trends in the nation's stock markets over the past year, as of September 10, 2004, the DJIA closed at 10313.1, an increase of 8.9% from one year ago and a decline of 1.4% year-to-date. As of September 10, 2004 the NASDAQ closed at 1894.3, an increase of 2.1% from one year ago and decline of 5.4% year-to-date. The Standard & Poors 500 Index closed at 1123.9 on September 10, 2004, an increase of 10.3% from a year ago and an increase of 1.1% year-to-date.

The market for thrift stocks has been mixed as well during the past twelve months, but, in general, thrift issues have paralleled trends in the broader market. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September 2003. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve's decision to leave interest rates unchanged at its mid-September meeting.

After following the broader stock market lower as the close of the third quarter approached, thrift issues posted solid gains at the beginning of the fourth quarter of 2003. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America's announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into early-November, reflecting expectations of improving net interest margins and more consolidation of thrifts. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter.

After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. Thrift issues generally experienced some selling pressure during the first half of March, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector in late-May. Thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation did not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual's 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector in mid-August. On September 10, 2004, the SNL Index for all publicly-traded thrifts closed at 1,498.2, an increase of 15.2% from one year ago and an increase of 1.1% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2004 have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. However, reflecting the general pull back in thrift stocks, four of the five recent offerings shown in Table 4.2 were not oversubscribed and the two second-step conversion offerings traded below their IPO prices in initial trading activity. As shown in Table 4.2, one standard conversion, two second-step conversions and two mutual holding company offerings were completed during the past three months. The standard conversion offerings are considered to be more relevant for purposes of our analysis, however this offering, Third Century Bancorp, trades on the OTC Bulletin Board. As of September 10, 2004, Third Century Bancorp's stock price was $11.15, representing an increase of 11.5% since the initial public offering date of June 30, 2004.

Shown in Table 4.3 are the current pricing ratios of Partner Trust Financial Group, which is the only NASDAQ or Exchange listed fully-converted offering that has been completed within the past three months. Partners Trust's closing market price of $10.15 on September 10, 2004 represented a 1.5% increase from its IPO price.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on BankFinancial's stock price of recently completed and pending acquisitions of other savings institutions operating in Illinois. As shown in Exhibit IV-4, there were nine Illinois thrift acquisitions announced from 2001 through year-to-date 2004, and there are currently three pending acquisitions of Illinois savings institutions. The recent acquisition activity in the regional market area may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies which operate in markets that have experienced a comparable level of acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence BankFinancial's trading price. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information: Institution	ST.	Conversion Date	Ticker	Pre-Conversion Data – Financial Info.: Assets ($Mil)	Equity/ Assets (%)	Asset Quality: NPAs/ Assets (%)	Res. Cov. (%)	Offering Information: Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Contribution to Charitable Found.: Form	% of Offering (%)	Insider Purchases – Benefit Plans: ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	Pro Forma Data – Pricing Ratios(3): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends – Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Third Century Bancorp	IN	6/30/04	TDCB-OTS BB	$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	NA	NA	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
Averages - Standard Conversions:				$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	N.A.	N.A.	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
Medians - Standard Conversions:				$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	N.A.	N.A.	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
Second Step Conversions																														
DSA Financial Corporation	IN	7/30/04	DSFN-OTS BB	$ 78	12.07%	0.71%	59%	$ 8.5	52%	108%	6.1%	NA	NA	8.0%	4.0%	7.4%	4.00%	100.3%	20.0x	19.3%	1.0%	19.2%	5.0%	$10.00	$9.80	-2.0%	$9.50	-5.0%	$9.30	-7.0%
Partners Trust Financial Group, Inc.*	NY	7/15/04	PRTR-NASDAQ	$3,628	11.01%	0.59%	264%	$ 148.8	54%	85%	3.6%	NA	NA	8.0%	4.0%	0.7%	2.50%	188.9%	17.2x	12.7%	0.7%	6.7%	11.0%	$10.00	$9.99	-0.1%	$9.98	-0.2%	$9.81	-1.9%
Averages - Second Step Conversions:				$1,853	11.54%	0.65%	162%	$ 78.6	53%	97%	4.9%	NA	NA	8.0%	4.0%	4.0%	3.25%	144.6%	18.6x	16.0%	0.9%	13.0%	8.0%	$10.00	$ 9.90	-1.1%	$ 9.74	-2.6%	$9.56	-4.4%
Medians - Second Step Conversions:				$1,853	11.54%	0.65%	162%	$ 78.6	53%	97%	4.9%	NA	NA	8.0%	4.0%	4.0%	3.25%	144.6%	18.6x	16.0%	0.9%	13.0%	8.0%	$10.00	$ 9.90	-1.1%	$ 9.74	-2.6%	$9.56	-4.4%
Mutual Holding Company Conversions																														
First Federal Financial Services, Inc.	IL	6/29/04	FFFS-NASDAQ	$ 123	15.62%	0.07%	471%	$ 17.6	45%	92%	3.9%	NA	NA	5.0%	4.0%	8.6%	2.40%	73.4%	23.7x	24.9%	1.2%	25.0%	4.8%	$10.00	$11.50	15.0%	$12.25	22.5%	$13.50	35.0%
Monadnock Community Bncp, Inc.*(9	NH	6/29/04	MNCK-OTC BB	$ 45	5.64%	0.37%	207%	$ 3.4	45%	100%	14.8%	NA	NA	4.0%	4.0%	13.5%	0.00%	84.1%	458.9x	14.7%	0.0%	10.7%	0.0%	$8.00	$8.30	3.8%	$8.00	0.0%	$7.70	-3.8%
Averages - Mutual Holding Company Conversions:				$ 84	10.63%	0.22%	339%	$ 10.5	45%	96%	9.3%	NA	NA	4.5%	4.0%	11.0%	1.20%	78.7%	241.3x	19.8%	0.6%	17.9%	2.4%	$ 9.00	$ 9.90	9.4%	$10.13	11.3%	$10.60	15.6%
Medians - Mutual Holding Company Conversions:				$ 84	10.63%	0.22%	339%	$ 10.5	45%	96%	9.3%	NA	NA	4.5%	4.0%	11.0%	1.20%	78.7%	241.3x	19.8%	0.6%	17.9%	2.4%	$ 9.00	$ 9.90	9.4%	$10.13	11.3%	$10.60	15.6%
Averages - All Conversions:				$ 796	10.39%	0.44%	333%	$39.0	59%	103%	6.4%	NA	NA	6.6%	4.0%	7.9%	1.78%	104.3%	111.8x	17.1%	0.7%	16.0%	4.5%	$9.60	$10.18	6.0%	$10.16	5.6%	$10.31	7.0%
Medians - All Conversions:				$ 107	11.01%	0.47%	264%	$16.5	52%	100%	3.9%	NA	NA	8.0%	4.0%	8.6%	2.40%	84.1%	23.7x	14.7%	0.7%	18.3%	4.8%	$10.00	$9.99	3.8%	$9.98	0.0%	$9.81	-1.9%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

09/10/04

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Market Pricing Comparatives
Prices As of September 10, 2004

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	22.35	475.05	1.02	14.19	17.80	160.85	17.14	175.25	19.75	0.47	2.17	35.89	2,968	10.74	0.55	0.82	8.71	0.71	7.21
Special Selection Grouping(8)	10.15	281.59	0.58	11.00	16.92	92.27	12.90	191.87	17.50	0.24	2.36	41.38	2,183	13.98	0.24	0.76	5.45	0.74	5.27
Comparable Group																			
Special Comparative Group(8)																			
PRTR Partners Trust Fin. Grp. of NY	10.15	281.59	0.58	11.00	16.92	92.27	12.90	191.87	17.50	0.24	2.36	41.38	2,183	13.98	0.24	0.76	5.45	0.74	5.27

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Mths (no MHC);

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

BankFinancial's stock would tend to be less compared to the more seasoned stocks of the Peer Group companies.

* * * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. <u>Management</u>

BankFinancial's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of BankFinancial's Board of Directors and senior management. The Company appears to have the organizational structure and management depth typically found in institutions of a similar asset size and complexity of operations. Management and the Board have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. <u>Effect of Government Regulation and Regulatory Reform</u>

In summary, as a fully-converted SAIF-insured institution, BankFinancial will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4
BankFinancial Corporation
Valuation Adjustments

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing BankFinancial's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in BankFinancial's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and the recent conversions.

RP Financial's valuation placed an emphasis on the following:

o P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both BankFinancial and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

- o <u>P/B Approach</u>. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- o <u>P/A Approach</u>. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of September 10, 2004, the pro forma market value of BankFinancial's conversion stock was $150,000,000 at the midpoint, equal to 15,000,000 shares at $10.00 per share.

1. <u>Price-to-Earnings ("P/E")</u>. The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a

recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled a loss of $11.185 million for the twelve months ended June 30, 2004. Thus, the Company's reported earnings are deemed "not meaningful" for valuation purposes, and thus are not further discussed in this valuation. In deriving BankFinancial's core earnings, the adjustments made to reported earnings included eliminating the losses incurred on the FHLB advance prepayment and the impairment in value of the securities held for sale, eliminating gains on the sale of assets (loans and investment securities) for the twelve month period ended June 30, 2004. As shown below, on a tax affected basis, assuming an effective marginal tax rate of 39.7%, the Company's core earnings were determined to equal $2.229 million for the twelve months ended June 30, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.5
BankFinancial Corporation
Core Earnings Estimate

	Amount ($000)
Net income	($11,185)
Addback: FHLB advance prepayment penalty(1)	5,029
Addback: Loss on Impairment of Securities Held AFS(1)	9,018
Less: Gain on sale of assets(1)	(633)
Core earnings estimate	$2,229

(1) Tax effected at 39.7%.

Based on the Company's estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma core P/E multiple at the $150.0 million midpoint value equaled 50.48 times, which provided for premiums of 129.8% and 160.7% relative to the Peer Group's average and median core earnings multiples of 21.97 times and 19.36 times, respectively (see Table 4.6). At the top of the super range, the Company's core P/E multiple of 61.68 times reflected premiums of 180.8% and 218.6% relative to the comparable P/E multiples for the Peer Group.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.6
Public Market Pricing
BankFinancial Corp. of IL and the Comparables
As of September 10, 2004

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
BankFinancial Corp. of IL																			
Superrange	$10.00	$198.38	($0.51)	$13.46	NM	74.28	12.09	80.82	61.68	$0.00	0.00	0.00	$1,641	16.28	0.56	(0.62)	(3.82)	0.20	1.20
Range Maximum	10.00	172.50	(0.60)	14.17	NM	70.55	10.66	77.39	55.91	$0.00	0.00	0.00	1,618	15.11	0.57	(0.64)	(4.22)	0.19	1.26
Range Midpoint	10.00	150.00	(0.70)	14.99	NM	66.70	9.38	73.79	50.48	$0.00	0.00	0.00	1,599	14.07	0.58	(0.65)	(4.64)	0.19	1.32
Range Minimum	10.00	127.50	(0.83)	16.10	NM	62.11	8.08	69.42	44.62	$0.00	0.00	0.00	1,579	13.00	0.58	(0.67)	(5.14)	0.18	1.39
All Public Companies(7)																			
Averages	22.35	475.05	1.02	14.19	17.80	160.85	17.14	175.25	19.75	0.47	2.17	35.89	2,968	10.74	0.55	0.82	8.71	0.71	7.21
Medians	---	---	---	---	16.55	150.46	15.23	164.15	18.09	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of IL(7)																			
Averages	26.25	242.04	1.52	20.46	16.49	126.98	12.35	138.76	19.16	0.53	2.02	38.02	1,660	9.80	0.54	0.79	7.63	0.71	6.81
Medians	---	---	---	---	16.45	124.28	12.95	128.89	17.49	---	---	---	---	---	---	---	---	---	---
Comparable Group Averages																			
Averages	19.50	197.80	0.91	15.10	17.53	129.68	13.24	144.46	21.97	0.48	2.52	41.74	1,419	10.16	0.66	0.77	7.06	0.64	5.75
Medians	---	---	---	---	16.78	129.39	13.68	136.13	19.36	---	---	---	---	---	---	---	---	---	---
State of IL																			
CFSL Chesterfield Financial of IL(7)	31.09	120.50	0.51	19.29	NM	161.17	33.27	162.18	NM	0.32	1.03	62.75	362	20.64	0.10	0.54	2.67	0.54	2.67
CFSB Citizens First Fin Corp. of IL	23.10	34.63	0.84	22.45	21.79	102.90	10.36	102.90	27.50	0.40	1.73	47.62	334	10.07	0.99	0.46	4.78	0.36	3.79
EFC EFC Bancorp, Inc of Elgin IL	25.01	116.37	1.43	17.13	16.45	146.00	12.24	146.00	17.49	0.61	2.44	42.66	951	8.38	0.27	0.78	9.01	0.74	8.48
FBTC First BancTrust Corp of IL	11.87	29.68	0.44	10.30	19.46	115.24	13.41	115.24	26.98	0.24	2.02	54.55	221	11.64	1.25	0.68	5.79	0.49	4.17
FFBI First Federal Bancshares of IL	20.42	26.75	1.65	16.43	11.94	124.28	8.69	134.25	12.38	0.44	2.15	26.67	308	6.99	0.55	0.69	5.75	0.67	5.55
GTPS Great American Bancorp of IL	28.91	21.25	1.57	23.09	17.31	125.21	13.51	128.89	18.41	0.44	1.52	28.03	157	10.79	0.04	0.76	6.99	0.72	6.57
MAFB MAF Bancorp, Inc. of IL	43.79	1430.53	2.65	27.74	15.00	157.86	15.26	226.66	16.52	0.84	1.92	31.70	9,375	9.67	0.33	1.19	12.34	1.08	11.20
PFED Park Bancorp of Chicago IL	30.62	35.06	2.06	26.09	13.49	117.36	12.95	117.36	14.86	0.72	2.35	34.95	271	11.03	0.37	0.97	8.73	0.88	7.92
Comparable Group																			
CITZ CFS Bancorp, Inc of Munster IN	13.60	167.16	0.19	12.57	NM	108.19	11.36	109.24	NM	0.44	3.24	NM	1,472	10.50	1.66	0.20	1.98	0.15	1.50
CAFI Camco Fin Corp of Cambridge OH	15.09	111.05	0.45	12.46	23.58	121.11	10.39	125.12	33.53	0.58	3.84	NM	1,069	8.58	1.31	0.45	5.04	0.31	3.54
CTZN Citizens First Bancorp of MI	22.12	183.37	1.11	19.15	18.91	115.51	14.17	126.26	19.93	0.36	1.63	32.43	1,294	12.27	0.63	0.84	6.18	0.79	5.87
EFC EFC Bancorp, Inc of Elgin IL	25.01	116.37	1.43	17.13	16.45	146.00	12.24	146.00	17.49	0.61	2.44	42.66	951	8.38	0.27	0.78	9.01	0.74	8.48
FDEF First Defiance Fin. Corp of OH	26.52	167.55	1.37	19.70	13.81	134.62	15.61	159.38	19.36	0.80	3.02	58.39	1,073	11.60	0.28	1.16	9.77	0.83	6.97
FPFC First Place Fin. Corp. of OH	19.79	299.64	0.64	14.74	21.28	134.26	13.33	201.32	30.92	0.56	2.83	NM	2,247	9.93	0.65	0.80	7.28	0.55	5.01
HFFC HF Financial Corp. of SD	16.27	57.48	0.85	14.37	14.40	113.22	6.98	125.44	19.14	0.43	2.64	50.59	823	6.17	0.27	0.50	7.92	0.38	5.96
MFSF MutualFirst Fin. Inc. of IN	23.21	114.87	1.31	18.64	15.58	124.52	14.04	125.80	17.72	0.48	2.07	36.64	818	11.27	0.57	0.91	7.72	0.80	6.78
TONE TierOne Corp. of Lincoln NE	21.65	395.89	1.18	14.42	16.78	150.14	17.55	150.14	18.35	0.20	0.92	16.95	2,255	11.69	0.25	1.06	7.58	0.97	6.94
UCFC United Community Fin. of OH	11.70	364.63	0.55	7.84	16.96	149.23	16.70	175.94	21.27	0.30	2.56	54.55	2,184	11.19	0.66	1.04	8.14	0.83	6.49

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

2. Price-to-Book and Price-to-Tangible Book ("P/B" and "P/TB"). The application of the P/B and P/TB valuation methods require calculating the Company's pro forma market value by applying valuation P/B and P/TB ratios to BankFinancial's pro forma book value. The pre-conversion reported book value for BankFinancial equaled $95.3 million, while the pre-conversion tangible book value totaled $73.7 million. Based on the $150.0 million midpoint valuation, BankFinancial's pro forma P/B and P/TB ratios equaled 66.7% and 73.8%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 129.68% and 144.46%, respectively, the Company's ratios reflected a discount of 48.6% on a P/B basis and a discount of 48.9% on a P/TB basis. At the top of the super range, the Company's P/B and P/TB ratios equaled 74.3% and 80.8% and reflected discounts of 42.7% and 44.1% relative to the comparable P/B and P/TB ratios for the Peer Group. RP Financial considered the discounts under the P/B approach to be reasonable in light of the Company's significantly lower pro forma return on equity and the Company's resulting P/E multiples.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, BankFinancial's value equaled 9.38% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 13.24%, which implies a 29.2% discount to the Company's pro forma P/A ratio.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The standard conversion offering completed within the past three months closed at a P/TB ratio of 74.9% and appreciated 10.5% during the first week of trading. In comparison, BankFinancial's P/TB ratio at the midpoint of 73.8% represents a discount of 1.5% from Third Century's closing P/TB ratio.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of September 10, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion was $150,000,000 at the midpoint. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $127,500,000 and a maximum value of $172,500,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 12,750,000 shares at the minimum and 17,250,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a super maximum value of $198,375,000 without requiring a resolicitation. The comparative pro forma valuation calculations relative to the Peer Group are shown in Table 4.6 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
BankFinancial Corporation
Map of Office Locations


Cleartype
County-Town
ILLINOIS
CHICAGO INSET
AMC
0 5 10 15 20 Miles
0 5 10 15 20 25 Kilometers
Explanation of Symbols
State Capital
County Seat
Population Key
Under 250
250-499
500-999
1,000-2,499
2,500-4,999
5,000-9,999
10,000-19,999
20,000-24,999
25,000-49,999
50,000-99,999
100,000-249,999
250,000-999,999
1,000,000 +
WI
IN
Lake Michigan
McHENRY
LAKE
KANE
COOK
DU PAGE
KENDALL
WILL
GRUNDY
KANKAKEE
Richmond
Channel Lake
Lake Catherine
Antioch
Winthrop Harbor
Zion
Petite Lake
Grass Lake
Wadsworth
Harvard
Pistakee Highlands
Fox Lake Hills
Lake Villa
Lindenhurst
Beach
Fox Lake
Venetian Village
Wonder Lake
Sunnyside
Ingleside
Round Lake Heights
Shaw
Round Lake Beach
Gurnee
Waukegan
Meyers Bay
McHenry
Long Lake
Grayslake
Park City
Round Lake
Round Lake Park
Wildwood
Gages Lake
Woodstock
McHenry Shores
North Chicago
Green Oaks
Island Lake
Mundelein
Libertyville
Lake Bluff
Wauconda
Marengo
Oakwood Hills
Crystal Lake
Lake Barrington
Diamond Lake
Lake Forest
Lakewood
Tower Lakes
Hawthorn Woods
Vernon Hills
Forest Lake
Cary
North Barrington
Long Grove
Highwood
Lake Zurich
Barrington
Lake in the Hills
Fox River Grove
Kildeer
Lincolnshire
Highland Park
Huntley
Riverwoods
Algonquin
Deer Park
Deerfield
Barrington Hills
Buffalo Grove
Inverness
Northbrook
Glencoe
Carpentersville
Wheeling
Winnetka
Hampshire
Palatine
Northfield
Sleepy Hollow
East Dundee
Arlington Heights
Prospect Heights
Kenilworth
West Dundee
South Barrington
Rolling Meadows
Glenview
Wilmette
Evanston
Mount Prospect
Morton Grove
Hoffman Estates
Skokie
Elgin
Streamwood
Des Plaines
Niles
Schaumburg
Hanover Park
Park Ridge
Lincolnwood
South Elgin
Elk Grove Village
Rosemont
Bartlett
Roselle
Medinah
Itasca
Schiller Park
Harwood Heights
Valley View
Norridge
Bloomingdale
Wood Dale
Bensenville
Franklin Park
River Grove
Addison
Elmwood Park
Glendale Heights
Northlake
St. Charles
Carol Stream
Elmhurst
Stone Park
Melrose Park
River Forest
West Chicago
North Glen Ellyn
Villa Park
Berkeley
Elburn
Geneva
Glen Ellyn
Lombard
Bellwood
Maywood
Oak Park
Chicago
Hillside
Forest Park
Winfield
York Center
Westchester
Batavia
Wheaton
Highland Hills
Oakbrook Terrace
Broadview
North Riverside
Riverside
Cicero
Mooseheart
Butterfield
Oak Brook
La Grange Park
Berwyn
North Aurora
Warrenville
Western Springs
Brookfield
Stickney
Lisle
Clarendon Hills
La Grange
Lyons
Westmont
Hinsdale
Summit
Naperville
Downers Grove
Indian Head Park
Countryside
Aurora
La Grange Highlands
Bridgeview
Sugar Grove
Darien
Burr Ridge
Burbank
Willowbrook
Justice
Hometown
Woodridge
Willow Springs
Evergreen Park
Montgomery
South Park
Hickory Hills
Boulder Hill
Chicago Ridge
Oak Lawn
Bolingbrook
Palos Hills
Worth
Alsip
Lemont
Palos Park
Plano
Palos Heights
Blue Island
Riverdale
Yorkville
Robbins
Dolton
Burnham
Crestwood
Midlothian
Posen
Calumet City
Romeoville
Orland Park
Oak Forest
Harvey
Plainfield
Markham
South Holland
Lockport
Hazel Crest
Lansing
Westhaven
Country Club Hills
Crest Hill
Fairmont
Tinley Park
Homewood
Ridgewood
Flossmoor
Glenwood
Joliet
Mokena
Lynwood
Shorewood
Ingalls Park
Chicago Heights
East Chicago Heights
Olympia Fields
Matteson
Rockdale
New Lenox
Sauk Village
Frankfort
Richton Park
South Chicago Heights
Steger
Park Forest
Minooka
Crete
Channahon
Manhattan
Park Forest South
Monee
Morris
Peotone
Beecher
Wilmington
Coal City
Braidwood
Diamond
A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
P
Q
R
15
16
17
18
19
20
21
22
23
24
25
26
27
28

EXHIBIT I-2
BankFinancial Corporation
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
BankFinancial Corporation
Key Operating Ratios

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2004	2003	2003	2002	2001	2000	1999
Selected Financial Ratios and Other Data:							
Performance Ratios:							
Return on assets (ratio of net income (loss) to average total assets) (2)	(0.93%)	0.34%	(0.13%)	0.33%	0.25%	0.12%	0.24%
Return on equity (ratio of net income (loss) to average equity) (2)	(14.46)	4.96	(2.03)	4.98	3.10	1.54	3.21
Net interest rate spread (2) (3)	2.76	2.69	2.43	2.68	2.07	1.98	2.00
Net interest margin (2)(4)	2.95	2.95	2.71	2.96	2.46	2.44	2.22
Efficiency ratio (5)	149.40	87.97	111.00	89.32	83.49	80.55	75.92
Noninterest expense to average total assets (2)	4.99	2.96	3.54	2.89	2.30	2.06	1.86
Average interest-earning assets to average interest-bearing liabilities	111.31	112.20	112.25	110.76	109.59	110.22	104.93
Asset Quality Ratios:							
Nonperforming assets to total assets	0.63%	0.52%	0.60%	0.99%	0.73%	0.62%	0.65%
Nonperforming loans to total loans	0.74	0.68	0.66	1.27	0.92	0.72	0.66
Allowance for loan losses to nonperforming loans	135.26	176.54	169.02	90.51	122.61	108.61	88.75
Allowance for loan losses to total loans	1.00	1.20	1.12	1.15	1.12	0.78	0.59
Capital Ratios:							
Equity to total assets at end of period	6.49%	6.93%	6.65%	6.94%	6.26%	8.21%	7.40%
Average equity to average assets	6.42	6.79	6.58	6.53	8.04	7.96	7.44
Tier 1 leverage ratio (bank only)	7.20	7.81	7.65	7.59	6.50	7.93	6.60
Other Data:							
Number of full service offices	16	16	16	16	16	8	7

(1) Noninterest expense for the six months ended June 30, 2004 includes $15.0 million of losses on impairment of securities available-for-sale. Noninterest expense for the year ended December 31, 2003 includes $8.3 million of prepayment penalties related to the repayment of Federal Home Loan Bank advances.
(2) Ratios for the six months ended June 30, 2004 and 2003 are annualized.
(3) The net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the period.
(4) The net interest margin represents net interest income divided by average total interest-earning assets for the period.
(5) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income, excluding net gain (loss) on sale of available-for-sale securities.

EXHIBIT I-4
BankFinancial Corporation
Investment Portfolio Composition

	At June 30, 2004		At December 31,					
			2003		2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Investment Securities:								
Federal agency debt securities	$ —	$ —	$ —	$ —	$ —	$ —	$ 14,523	$ 14,615
State and municipal securities	2,140	2,135	2,385	2,385	6,482	6,510	9,863	9,839
SBA guaranteed loan participation certificates	2,352	2,334	2,613	2,601	4,300	4,290	5,419	5,399
Equity securities	90,269	90,644	105,689	95,335	105,689	101,590	110,872	110,438
Other debt securities	—	—	100	100	200	200	400	400
Total investment securities available-for-sale	94,761	95,113	110,787	100,421	116,671	112,590	141,077	140,691
Mortgage-Backed Securities:								
Pass-through securities:								
Fannie Mae	130,068	129,085	127,236	128,116	51,293	52,953	31,238	31,588
Freddie Mac	19,247	18,989	24,645	24,424	6,541	6,667	23,208	23,411
Ginnie Mae	1,602	1,544	1,747	1,727	1,144	1,165	1,719	1,747
Other	—	—	—	—	11,504	11,570	36,160	36,194
CMOs and REMICs	1,800	1,827	2,803	2,832	48,334	48,627	67,707	72,328
Total mortgage-backed securities available-for-sale	152,717	151,445	156,431	157,099	118,816	120,982	160,032	165,268
Total securities available-for-sale	$ 247,478	$ 246,558	$ 267,218	$ 257,520	$ 235,487	$ 233,572	$ 301,109	$ 305,959

EXHIBIT I-4 (continued)
BankFinancial Corporation
Investment Portfolio Composition

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Fair Value
	(Dollars in thousands)										
Mortgage-Backed Securities:											
Pass-through securities:											
Fannie Mae	$ —	—%	$ 34	10.00%	$ —	—%	$ 130,034	4.03%	$ 130,068	4.03%	$ 129,085
Freddie Mac	—	—	183	6.46	—	—	19,064	3.50	19,247	3.53	18,989
Ginnie Mae	—	—	—	—	—	—	1,602	4.74	1,602	4.74	1,544
CMOs and REMICs	—	—	104	1.81	—	—	1,696	2.59	1,800	2.55	1,827
Total	—	—	321	5.33	—	—	152,396	3.96	152,717	3.96	151,445
Investment Securities:											
State and municipal securities	445	4.71	1,300	4.53	395	4.70	—	—	2,140	4.60	2,135
Equity securities	—	—	—	—	—	—	90,269	1.71	90,269	1.71	90,644
SBA guaranteed loan participation certificates	—	—	—	—	—	—	2,352	1.80	2,352	1.80	2,334
Total	445	4.71	1,300	4.53	395	4.70	92,621	1.71	94,761	1.77	95,113
Total debt securities available-for-sale	$ 445	4.71%	$ 1,621	4.69%	$ 395	4.70%	$ 245,017	3.11%	$ 247,478	3.12%	$ 246,558

EXHIBIT I-5
BankFinancial Corporation
Yields and Costs

	At June 30, 2004	Six Months Ended June 30, 2004			2003		
	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate (1)	Average Outstanding Balance	Interest	Yield/Rate (1)
		(Dollars in thousands)					
Interest-earning assets:							
Loans	5.10%	$ 1,087,619	$ 27,342	5.03%	$ 1,034,752	$ 29,223	5.65%
Securities available-for-sale	2.94	261,321	3,872	2.96	263,462	5,330	4.05
Stock in FHLB	5.77	23,165	714	6.16	21,679	612	5.65
Other	0.90	11,171	52	0.93	78,047	426	1.09
Total interest-earning assets	4.69	1,383,276	31,980	4.62	1,397,940	35,591	5.09
Noninterest-earning assets		74,379			72,353		
Total assets		$ 1,457,655			$ 1,470,293		
Interest-bearing liabilities:							
Savings deposits	0.51	$ 135,786	345	0.51	$ 124,672	322	0.52
Money market deposits	1.21	162,813	900	1.11	149,879	907	1.21
NOW deposits	0.43	237,343	506	0.43	241,669	696	0.58
Certificates of deposit	2.04	443,330	4,443	2.00	442,586	5,222	2.36
Total deposits	1.30	979,272	6,194	1.27	958,806	7,147	1.49
Borrowings	3.48	263,493	5,356	4.07	287,110	7,824	5.45
Total interest-bearing liabilities	1.70	1,242,765	11,550	1.86	1,245,916	14,971	2.40
Noninterest-bearing liabilities		121,366			124,533		
Total liabilities		1,364,131			1,370,449		
Equity		93,524			99,844		
Total liabilities and equity		$ 1,457,655			$ 1,470,293		
Net interest income			$ 20,430			$ 20,620	
Net interest rate spread (2)	2.99%			2.76%			2.69%
Net interest-earning assets (3)		$ 140,511			$ 152,024		
Net interest margin (4)				2.95%			2.95%
Ratio of interest-earning assets to interest-bearing liabilities			111.31%			112.20%	

(footnotes on following page)

EXHIBIT I-5 (continued)
BankFinancial Corporation
Yields and Costs

	Years Ended December 31,								
	2003			2002			2001		
	Average Outstanding Balance	Interest	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans	$ 1,058,188	$ 56,912	5.38%	$ 1,118,435	$ 68,230	6.10%	$ 916,745	$ 62,234	6.79%
Securities available-for-sale	259,869	9,288	3.57	276,087	12,016	4.35	250,949	14,273	5.69
Stock in FHLB	22,026	1,359	6.17	20,711	1,117	5.39	17,167	1,041	6.06
Other	44,386	483	1.09	53,046	833	1.57	24,415	903	3.70
Total interest-earning assets	1,384,469	68,042	4.91	1,468,279	82,196	5.60	1,209,276	78,451	6.49
Noninterest-earning assets	74,819			83,847			49,779		
Total assets	$ 1,459,288			$ 1,552,126			$ 1,259,055		
Interest-bearing liabilities:									
Savings deposits	$ 127,212	690	0.54	$ 117,922	901	0.76	$ 92,244	1,727	1.87
Money market deposits	154,604	1,735	1.12	157,268	2,572	1.64	80,668	2,112	2.62
NOW deposits	237,480	1,208	0.51	254,116	2,203	0.87	164,787	3,062	1.86
Certificates of deposit	431,556	9,684	2.24	465,683	13,832	2.97	502,439	25,812	5.14
Total deposits	950,852	13,317	1.40	994,989	19,508	1.96	840,138	32,713	3.88
Borrowings	282,485	17,235	6.10	330,601	19,257	5.82	263,345	16,033	6.09
Total interest-bearing liabilities	1,233,337	30,552	2.48	1,325,590	38,765	2.92	1,103,483	48,746	4.42
Noninterest-bearing liabilities	129,952			125,162			54,363		
Total liabilities	1,363,289			1,450,752			1,157,846		
Equity	95,999			101,374			101,209		
Total liabilities and equity	$ 1,459,288			$ 1,552,126			$ 1,259,055		
Net interest income		$ 37,490			$ 43,431			$ 29,705	
Net interest rate spread (2)			2.43%			2.68%			2.07%
Net interest-earning assets (3)	$ 151,132			$ 142,689			$ 105,793		
Net interest margin (4)			2.71%			2.96%			2.46%
Ratio of interest-earning assets to interest-bearing liabilities	112.25%			110.76%			109.59%		

(1) Yields and rates for the six months ended June 30, 2004 and 2003 are annualized.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average total interest-earning assets.

EXHIBIT I-6
BankFinancial Corporation
Loan Loss Allowance Activity

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands)						
Balance at beginning of year	$ 12,034	$ 12,461	$ 12,461	$ 13,465	$ 7,464	$ 5,861	$ 3,870
Charge-offs:							
One- to four-family residential	—	(49)	(29)	(100)	(112)	(190)	(209)
Multi-family mortgage	—	—	—	(31)	—	—	—
Nonresidential real estate	(1,088)	—	—	(70)	—	—	—
Construction and land	—	—	—	—	—	—	—
Commercial loans	(212)	(353)	(368)	(1,046)	—	(1,081)	(255)
Commercial leases	—	—	—	—	—	—	—
Consumer	(21)	(7)	(36)	(45)	(30)	(45)	(17)
Total charge-offs	(1,321)	(409)	(433)	(1,292)	(142)	(1,316)	(481)
Recoveries:							
One- to four-family residential	—	—	26	286	—	51	—
Multi-family mortgage	—	—	—	—	—	—	—
Nonresidential real estate	—	275	275	275	—	—	—
Construction and land	—	—	—	—	—	—	—
Commercial loans	10	—	278	—	—	—	—
Commercial leases	—	—	—	149	—	—	—
Consumer	18	6	6	—	2	—	—
Total recoveries	28	281	585	710	2	51	—
Net (charge-offs) recoveries	(1,293)	(128)	152	(582)	(140)	(1,265)	(481)
Acquisition of Success Bancshares	—	—	—	—	4,141	—	—
Provision for loan losses	—	(275)	(579)	(422)	2,000	2,868	2,472
Balance at end of period	$ 10,741	$ 12,058	$ 12,034	$ 12,461	$ 13,465	$ 7,464	$ 5,861
Ratios:							
Net charge-offs to average loans outstanding (annualized)	0.24%	0.02%	(0.01)%	0.05%	0.02%	0.13%	0.05%
Allowance for loan losses to nonperforming loans	135.26	176.54	169.02	90.51	122.61	108.61	88.75
Allowance for loan losses to total loans	1.00	1.20	1.12	1.15	1.12	0.78	0.59

EXHIBIT I-7
BankFinancial Corporation
Net Portfolio Value Analysis

Change in Interest Rates (basis points)	NPV			Net Interest Income		
	Estimated NPV	Estimated Increase (Decrease) in NPV		Estimated Net Interest Income	Increase (Decrease) in Estimated Net Interest Income	
		Amount	Percent		Amount	Percent
	(Dollars in thousands)					
+300	$ 160,052	$ 9,066	6.00%	$ 51,583	$ 5,714	12.46%
+200	158,932	7,946	5.26	50,160	4,291	9.35
+100	156,010	5,024	3.33	48,233	2,364	5.15
0	150,986	—	—	45,869	—	—
-100	141,865	(9,121)	(6.04)	42,954	(2,915)	(6.36)

EXHIBIT I-8
BankFinancial Corporation
Fixed Rate and Adjustable Rate Loans

	Due After December 31, 2004		
	Fixed	Adjustable	Total
		(In thousands)	
One- to four-family residential	$ 111,053	$ 93,648	$ 204,701
Multi-family mortgage	52,323	170,392	222,715
Nonresidential real estate	133,861	87,633	221,494
Construction and land	—	10,813	10,813
Commercial loans, leases and other	93,182	12,419	105,601
Consumer	1,934	—	1,934
Total loans	$ 392,353	$ 374,905	$ 767,258

EXHIBIT I-9
BankFinancial Corporation
Loan Portfolio Composition

	At June 30, 2004		At December 31, 2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
One- to four-family residential	$ 352,920	32.92%	$ 352,079	32.70%	$ 453,884	42.00%	$ 650,486	54.33%	$ 826,816	86.63%	$ 932,304	93.64%
Multi-family mortgage	234,654	21.88	239,758	22.27	212,441	19.65	137,472	11.48	67,185	7.04	30,553	3.07
Nonresidential real estate(1)	254,633	23.74	256,871	23.86	251,459	23.27	239,857	20.03	13,465	1.41	11,143	1.12
Construction and land	56,590	5.28	65,052	6.04	36,879	3.41	50,245	4.20	994	0.10	2,734	0.27
Commercial loans(2)	83,473	7.78	79,729	7.41	79,459	7.35	87,829	7.34	39,713	4.16	14,423	1.45
Commercial leases	80,907	7.54	72,962	6.78	37,166	3.44	16,671	1.39	3,587	0.38	1,754	0.18
Consumer	2,898	0.27	3,502	0.32	3,909	0.36	8,117	0.68	2,634	0.28	2,728	0.27
Other(3)	6,334	0.59	6,621	0.62	5,572	0.52	6,667	0.55	—	—	—	—
Total loans	1,072,409	100.00%	1,076,574	100.00%	1,080,769	100.00%	1,197,344	100.00%	954,394	100.00%	995,639	100.00%
Loans in process	4,679		993		8,466		2,205		337		—	
Net deferred loan origination costs	1,806		1,715		1,158		996		2,049		2,140	
Allowance for loan losses	(10,741)		(12,034)		(12,461)		(13,465)		(7,464)		(5,861)	
Total loans, net	$1,068,153		$1,067,248		$1,077,932		$1,187,080		$ 949,316		$ 991,918	

(1) Includes loans to nursing homes of $28.6 million, $34.1 million, $21.1 million and $12.2 million at June 30, 2004 and December 31, 2003, 2002 and 2001, respectively.
(2) Includes loans to nursing homes of $9.2 million, $14.0 million, $7.3 million and $13.8 million at June 30, 2004 and December 31, 2003, 2002 and 2001, respectively.
(3) Includes municipal loans.

EXHIBIT I-10
BankFinancial Corporation
Contractual Maturity By Loan Type

	One- to Four-Family		Multi-Family		Nonresidential		Construction and land loans		Commercial loans, leases and other loans		Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
							(Dollars in thousands)							
Due During the Years Ending December 31,														
2004 (1)	$ 147,378	4.33%	$ 17,043	5.71%	$ 35,377	6.04%	$ 54,239	4.41%	$ 53,711	4.53%	$ 1,568	6.81%	$ 309,316	4.66%
2005 to 2008	118,327	5.18	174,280	6.07	195,429	5.66	8,781	4.34	97,515	5.02	1,899	4.75	596,231	5.56
2009 and beyond	86,374	6.46	48,435	6.41	26,065	6.14	2,032	4.00	8,086	4.92	35	8.49	171,027	6.12
Total	$ 352,079	5.14%	$ 239,758	6.11%	$ 256,871	5.76%	$ 65,052	4.39%	$ 159,312	4.85%	$ 3,502	5.71%	$1,076,574	5.42%

(1) Includes demand loans, loans having no stated repayment schedule or maturity, and overdraft loans.

EXHIBIT I-11
BankFinancial Corporation
Non-Performing Assets

	At June 30, 2004	At December 31, 2003	2002	2001	2000	1999
		(Dollars in thousands)				
Nonaccrual loans:						
One- to four-family residential	$ 2,404	$ 2,793	$ 4,233	$ 5,203	$ 6,268	$ 4,428
Multi-family mortgage	1,288	—	751	826	116	—
Nonresidential real estate	3,953	3,616	7,298	2,741	—	—
Construction and land	—	345	—	169	—	1,996
Commercial loans	296	366	1,486	2,043	486	174
Commercial leases	—	—	—	—	—	—
Consumer	—	—	—	—	2	6
Total nonperforming loans	7,941	7,120	13,768	10,982	6,872	6,604
Real estate owned:						
One- to four-family residential	—	749	723	980	603	1,666
Nonresidential real estate	369	—	230	—	—	—
Land	885	885	—	—	—	—
Total real estate owned	1,254	1,634	953	980	603	1,666
Total nonperforming assets	$ 9,195	$ 8,754	$ 14,721	$ 11,962	$ 7,475	$ 8,270
Ratios:						
Nonperforming loans to total loans	0.74%	0.66%	1.27%	0.92%	0.72%	0.66%
Nonperforming assets to total assets	0.63	0.60	0.99	0.73	0.62	0.65

EXHIBIT I-12
BankFinancial Corporation
Deposit Composition

	Years Ended December 31,					
	2003			2002		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
Demand deposits:						
Retail	$ 24,058	2.27%	—%	$ 19,612	1.80%	—%
Commercial	83,881	7.92	—	75,649	6.94	—
Total demand deposits	107,939	10.19	—	95,261	8.74	—
NOW deposits	237,480	22.44	0.51	254,116	23.31	0.87
Savings deposits	127,212	12.01	0.54	117,922	10.82	0.76
Money market deposits	154,604	14.60	1.12	157,268	14.42	1.64
	519,296	49.05	0.70	529,306	48.55	1.07
Certificates of deposit	431,556	40.76	2.24	465,683	42.71	2.97
Total deposits	$1,058,791	100.00%		$1,090,250	100.00%	

	Year Ended December 31, 2001		
	Average Balance	Percent	Weighted Average Rate
Demand deposits:			
Retail	$ 4,598	0.53%	—%
Commercial	28,262	3.24	—
Total demand deposits	32,860	3.77	—
NOW deposits	164,787	18.88	1.86
Savings deposits	92,244	10.56	1.87
Money market deposits	80,668	9.24	2.62
	337,699	38.68	2.04
Certificates of deposit	502,439	57.55	5.14
Total deposits	$ 872,998	100.00%	

EXHIBIT I-13
BankFinancial Corporation
Maturity of Time Deposits

	At June 30, 2004					
	Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
			(Dollars in thousands)			
Interest Rate Range:						
2.00% and below....	$ 245,741	$ 18,152	$ 618	$ 119	$ 264,630	58.73%
2.01% to 3.00%......	44,468	67,058	14,453	809	126,788	28.14
3.01% to 4.00%......	14,114	17,730	3,022	8,819	43,685	9.69
4.01% to 5.00%......	3,375	587	27	605	4,594	1.02
5.01% to 6.00%......	130	60	—	36	226	0.05
6.01% and above....	9,352	1,310	—	28	10,690	2.37
Total	$ 317,180	$ 104,897	$ 18,120	$ 10,416	$ 450,613	100.00%

Exhibit I-14
BankFinancial Corporation
Borrowing Activity

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,		
	2004	2003	2003	2002	2001
	(Dollars in thousands)				
Balance at end of period	$ 249,151	$ 281,307	$ 268,225	$ 307,180	$ 331,974
Average balance during period	263,493	287,110	282,485	330,601	263,345
Maximum outstanding at any month end	273,790	307,883	307,883	333,573	345,647
Weighted average interest rate at end of period	2.54%	5.29%	2.36 %	5.42 %	6.11 %
Average interest rate during period	4.07%	5.45%	6.10 %	5.82 %	6.09 %

EXHIBIT II-1

Description of Office Facilities

Properties

As of June 30, 2004, the net book value of our properties was $29.1 million. The following is a list of our offices:

Burr Ridge (Headquarters)
15W060 North Frontage Road
Burr Ridge, IL 60527

Olympia Fields
21110 S. Western Avenue
Olympia Fields, IL 60461

North Libertyville
1409 W. Peterson Road
Libertyville, IL 60048

South Libertyville
1123 S. Milwaukee Avenue
Libertyville, IL 60048

Lincolnshire
One Marriott Drive
Lincolnshire, IL 60069

Deerfield
630 N. Waukegan Road
Deerfield, IL 60015

Northbrook
1368 Shermer Road
Northbrook, IL 60062

Lincolnwood
3443 W. Touhy
Lincolnwood, IL 60712

Schaumburg
1005 Wise Road
Schaumburg, IL 60193

Chicago-Lincoln Park
2424 N. Clark Street
Chicago-Lincoln Park, IL 60614

Naperville
1200 East Ogden Avenue
Naperville, IL 60563

Chicago Ridge
6415 W. 95th Street
Chicago Ridge, IL 60415

Calumet Park
1333 W. 127th Street
Calumet Park, IL 60827

Calumet City
1901 Sibley Boulevard
Calumet City, IL 60409

Orland Park
48 Orland Square Drive
Orland Park, IL 60462

Hazel Crest
3700 W. 183rd Street
Hazel Crest, IL 60429

Joliet
1401 N. Larkin
Joliet, IL 60435

Except for our Chicago-Lincoln Park and Northbrook offices (which are leased), all of our offices are owned. The lease expiration dates are April 30, 2008, for our Chicago-Lincoln Park office and November 30, 2007, for our Northbrook office.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
As of	September 10, 2004	4.50%	1.63%	2.02%	4.14%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3

Market Area Demographic Data

State Snapshot

Market: US

Deposit Data as of 6/30/2003

Deposits Summary

(Deposit data in $M)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	3,205,632	3,362,569	3,593,754	3,802,243	4,285,952	7.53
Thrift Deposits	383,976	524,551	609,268	668,643	677,565	15.26
Savings Bank Deposits	163,178	82,871	86,590	92,812	122,501	-6.92
Credit Union Deposits	360,717	374,963	420,939	476,424	530,419	10.12
Total Deposits	4,113,503	4,344,954	4,710,551	5,040,122	5,616,437	8.10
Weighted Deposits	3,479,209	3,666,280	3,941,683	4,182,971	4,685,985	7.73

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2003	Projected 2008	% Change 2000-2003	% Change 2003-2008
Total Population:	281,421,906	290,647,163	305,918,071	3.28	5.25
0-14 Age Group (%):	21	21	20	1.12	1.21
15-34 Age Group (%):	28	27	27	0.48	2.84
35-54 Age Group (%):	29	29	29	3.05	2.70
55+ Age Group (%):	21	22	24	9.52	15.37
Total Households:	105,480,101	109,440,059	116,034,472	3.75	6.03
$0-24K Households (%):	29	26	22	-7.27	-7.58
$25-50K Households (%):	29	28	27	-2.09	2.26
$50K+ Households (%):	42	47	52	15.23	19.20
Average Household Income:	56,675	63,207	72,210	11.53	14.24
Median Household Income:	42,729	46,868	53,230	9.69	13.57
Per Capita Income:	21,587	24,078	27,656	11.54	14.86

Source: Claritas

State Snapshot

Market: IL

Deposit Data as of 6/30/2003

Deposits Summary

(Deposit data in $000)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	196,020,551	214,413,885	225,848,049	240,254,974	258,030,717	7.11
Thrift Deposits	19,166,105	21,266,540	22,821,514	22,272,754	18,898,527	-0.35
Savings Bank Deposits	3,351,545	3,403,785	3,355,461	3,791,988	4,855,844	9.71
Credit Union Deposits	13,265,878	13,508,994	14,762,834	16,592,567	18,095,048	8.07
Total Deposits	231,804,079	252,593,204	266,787,858	282,912,283	299,880,136	6.65
Weighted Deposits	207,279,376	226,749,048	238,936,537	253,287,345	269,907,903	6.82

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2003	Projected 2008	% Change 2000-2003	% Change 2003-2008
Total Population:	12,419,293	12,659,502	13,056,619	1.93	3.14
0-14 Age Group (%):	22	22	21	0.43	-0.08
15-34 Age Group (%):	29	28	27	-1.01	0.53
35-54 Age Group (%):	29	29	29	2.07	1.05
55+ Age Group (%):	20	22	24	7.48	12.53
Total Households:	4,591,779	4,691,677	4,858,034	2.18	3.55
$0-24K Households (%):	25	22	19	-9.25	-10.29
$25-50K Households (%):	28	26	30	-5.51	18.85
$50K+ Households (%):	47	52	58	12.89	15.34
Average Household Income:	61,557	69,161	79,421	12.35	14.83
Median Household Income:	47,013	52,104	59,837	10.83	14.84
Per Capita Income:	23,104	25,898	29,810	12.09	15.11

Source: Claritas

MSA Snapshot

Market: Chicago, IL

Deposit Data as of 6/30/2003

Deposits Summary

(Deposit data in $000)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	143,320,842	159,963,526	169,918,994	182,374,751	197,445,379	8.34
Thrift Deposits	16,019,549	18,040,522	18,800,465	16,043,013	10,704,925	-9.59
Savings Bank Deposits	2,018,780	2,276,025	2,352,535	2,531,016	3,264,868	12.77
Credit Union Deposits	7,691,022	7,764,890	8,495,474	9,635,359	10,418,833	7.88
Total Deposits	169,050,193	188,044,963	199,567,468	210,584,139	221,834,005	7.03
Weighted Deposits	152,340,007	170,121,800	180,495,494	191,661,766	204,430,276	7.63

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2003	Projected 2008	% Change 2000-2003	% Change 2003-2008
Total Population:	8,272,768	8,489,528	8,850,277	2.62	4.25
0-14 Age Group (%):	23	22	22	1.66	1.02
15-34 Age Group (%):	29	28	27	-1.40	0.17
35-54 Age Group (%):	29	30	29	3.59	3.21
55+ Age Group (%):	19	20	22	8.57	15.25
Total Households:	2,971,690	3,047,396	3,173,616	2.55	4.14
$0-24K Households (%):	22	19	17	-9.80	-10.64
$25-50K Households (%):	26	24	29	-6.63	26.21
$50K+ Households (%):	52	57	63	12.31	14.92
Average Household Income:	68,785	77,423	89,092	12.56	15.07
Median Household Income:	52,420	58,826	67,180	12.22	14.20
Per Capita Income:	25,011	27,998	32,145	11.94	14.81

Source: Claritas

County Snapshot

Market: Cook, IL

Deposit Data as of 6/30/2003

Deposits Summary
(Deposit data in $000)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	108,109,554	120,285,455	127,057,036	135,016,297	145,980,820	7.80
Thrift Deposits	11,179,379	8,732,991	8,825,496	7,642,108	7,700,853	-8.90
Savings Bank Deposits	1,732,996	1,701,101	1,744,278	1,867,893	2,005,107	3.71
Credit Union Deposits	4,768,874	4,871,441	5,357,388	6,135,551	6,547,858	8.25
Total Deposits	125,790,803	135,590,988	142,984,198	150,661,849	162,234,638	6.57
Weighted Deposits	114,565,742	125,502,501	132,341,923	139,771,298	150,833,800	7.12

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2003	Projected 2008	% Change 2000-2003	% Change 2003-2008
Total Population:	5,376,741	5,425,217	5,507,817	0.90	1.52
0-14 Age Group (%):	22	22	21	0.19	-1.43
15-34 Age Group (%):	30	29	28	-2.85	-3.26
35-54 Age Group (%):	28	28	29	2.21	2.34
55+ Age Group (%):	20	21	23	5.55	10.18
Total Households:	1,974,181	1,991,188	2,020,168	0.86	1.46
$0-24K Households (%):	26	23	20	-10.46	-11.67
$25-50K Households (%):	28	26	31	-6.89	24.45
$50K+ Households (%):	46	51	57	11.90	13.50
Average Household Income:	62,495	70,271	80,827	12.44	15.02
Median Household Income:	46,409	51,585	59,726	11.15	15.78
Per Capita Income:	23,227	25,977	29,830	11.84	14.83

Source: Claritas

County Snapshot

Market: Lake, IL

Deposit Data as of 6/30/2003

Deposits Summary

(Deposit data in $000)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	7,932,341	10,412,172	10,928,759	11,718,751	13,429,552	14.07
Thrift Deposits	277,048	252,607	267,266	728,977	1,125,626	41.97
Savings Bank Deposits	73,252	72,397	76,835	88,886	92,455	5.99
Credit Union Deposits	1,257,476	1,301,617	1,470,776	1,644,778	1,819,669	9.68
Total Deposits	9,540,117	12,038,793	12,743,636	14,181,392	16,467,302	14.62
Weighted Deposits	8,107,491	10,574,674	11,100,810	12,127,683	14,038,593	14.71

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2003	Projected 2008	% Change 2000-2003	% Change 2003-2008
Total Population:	644,356	678,508	735,747	5.30	8.44
0-14 Age Group (%):	25	25	23	3.55	3.60
15-34 Age Group (%):	27	26	26	1.14	8.20
35-54 Age Group (%):	32	32	30	4.93	2.36
55+ Age Group (%):	16	18	21	15.66	26.29
Total Households:	216,297	227,305	245,586	5.09	8.04
$0-24K Households (%):	14	12	10	-8.54	-9.03
$25-50K Households (%):	22	19	23	-6.15	28.73
$50K+ Households (%):	65	69	73	11.66	15.65
Average Household Income:	93,972	103,348	117,596	9.98	13.79
Median Household Income:	67,571	74,836	85,982	10.75	14.89
Per Capita Income:	32,102	35,035	39,631	9.14	13.12

Source: Claritas

County Snapshot

Market: Will, IL

Deposit Data as of 6/30/2003

Deposits Summary

(Deposit data in $000)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	3,970,336	4,407,631	4,829,200	5,336,879	5,731,752	9.61
Thrift Deposits	376,749	312,763	332,400	352,714	379,968	0.21
Savings Bank Deposits	0	0	0	0	3,016	NA
Credit Union Deposits	213,326	202,814	221,577	237,729	259,187	4.99
Total Deposits	4,560,411	4,923,208	5,383,177	5,927,322	6,373,923	8.73
Weighted Deposits	4,158,711	4,564,013	4,995,400	5,513,236	5,923,244	9.24

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base *2000*	Current *2003*	Projected *2008*	% Change *2000-2003*	% Change *2003-2008*
Total Population:	502,266	553,666	635,793	10.23	14.83
0-14 Age Group (%):	25	25	24	8.48	9.82
15-34 Age Group (%):	28	26	26	5.03	12.68
35-54 Age Group (%):	31	32	31	11.69	11.42
55+ Age Group (%):	16	17	20	19.28	31.87
Total Households:	167,542	185,802	215,366	10.90	15.91
$0-24K Households (%):	14	13	11	-0.21	1.23
$25-50K Households (%):	23	21	20	-0.41	13.38
$50K+ Households (%):	63	67	71	17.48	23.44
Average Household Income:	72,779	81,086	91,408	11.41	12.73
Median Household Income:	62,899	68,317	75,909	8.61	11.11
Per Capita Income:	24,613	27,438	31,161	11.48	13.57

Source: Claritas

County Snapshot

Market: DuPage, IL

Deposit Data as of 6/30/2003

Deposits Summary

(Deposit data in $000)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	13,917,225	15,175,151	16,563,204	18,732,654	19,409,490	8.67
Thrift Deposits	3,623,580	8,137,006	8,694,021	6,522,516	1,113,920	-25.54
Savings Bank Deposits	0	280,286	305,133	325,995	342,075	NA
Credit Union Deposits	806,985	719,093	701,441	792,893	871,341	1.94
Total Deposits	18,347,790	24,311,536	26,263,799	26,374,058	21,736,826	4.33
Weighted Deposits	15,729,015	19,383,797	21,062,781	22,156,910	20,137,488	6.37

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2003	Projected 2008	% Change 2000-2003	% Change 2003-2008
Total Population:	904,161	928,020	970,028	2.64	4.53
0-14 Age Group (%):	22	22	21	0.47	0.45
15-34 Age Group (%):	27	26	25	-1.45	1.39
35-54 Age Group (%):	32	32	31	1.98	-0.23
55+ Age Group (%):	18	20	23	12.65	20.87
Total Households:	325,601	335,523	353,046	3.05	5.22
$0-24K Households (%):	12	10	9	-10.93	-10.28
$25-50K Households (%):	22	19	27	-9.43	48.69
$50K+ Households (%):	67	71	75	9.32	11.93
Average Household Income:	86,185	97,111	110,735	12.68	14.03
Median Household Income:	68,641	75,914	86,491	10.60	13.93
Per Capita Income:	31,315	35,304	40,489	12.74	14.69

Source: Claritas

EXHIBIT II-4

Market Area Economic Data

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Illinois State total [17000]

Item	1997	1998	1999	2000	2001
Income by place of residence ($000)					
Personal income	340,594,248	362,081,389	373,812,619	401,802,726	413,043,768
Nonfarm personal income	338,811,267	360,920,562	373,037,929	400,641,466	411,953,054
Farm income 2/	1,782,981	1,160,827	774,690	1,161,260	1,090,714
Population (persons) 3/	12,185,715	12,271,847	12,359,020	12,440,846	12,520,227
Per capita personal income (dollars)	27,950	29,505	30,246	32,297	32,990
Derivation of personal income ($000)					
Earnings by place of work	246,655,611	262,004,226	276,454,235	294,112,615	300,146,441
less: Personal contrb. for social insurance 4/	14,426,726	15,197,080	16,024,279	16,736,023	17,266,577
plus: Adjustment for residence 5/	-721,586	-721,794	-838,697	-974,917	-1,270,801
equals: Net earnings by place of residence	231,507,299	246,085,352	259,591,259	276,401,675	281,609,063
plus: Dividends, interest, and rent 6/	67,939,509	74,531,689	72,452,830	81,263,540	84,050,693
plus: Transfer payments	41,147,440	41,464,348	41,768,530	44,137,511	47,384,012
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	196,020,631	210,183,729	222,400,881	236,443,363	240,714,813
Other labor income	22,191,307	23,220,845	24,376,617	25,771,377	26,883,282
Proprietors' income 7/	28,443,673	28,599,652	29,676,737	31,897,875	32,548,346
Farm proprietors' income	1,450,949	763,945	396,438	801,622	682,439
Nonfarm proprietors' income	26,992,724	27,835,707	29,280,299	31,096,253	31,865,907
Earnings by industry					
Farm earnings	1,782,981	1,160,827	774,690	1,161,260	(N)
Nonfarm earnings	244,872,630	260,843,399	275,679,545	292,951,355	(N)
Private earnings	211,350,683	225,778,304	238,849,188	254,201,508	(N)
Ag. services, forestry, fishing, & other 8/	1,150,103	1,275,984	1,380,255	1,501,003	(N)
Agricultural services	1,118,294	1,237,668	1,336,717	1,455,846	(N)
Forestry, fishing, and other 8/	31,809	38,316	43,538	45,157	(N)
Forestry	2,043	5,784	6,269	5,527	(N)
Fishing	3,465	4,050	4,475	4,688	(N)
Other 8/	26,301	28,482	32,794	34,942	(N)
Mining	755,796	843,763	893,139	882,846	(N)
Metal mining	502	(L)	740	2,107	(N)
Coal mining	363,001	337,769	348,856	279,678	(N)
Oil and gas extraction	200,508	309,456	322,235	367,906	(N)
Nonmetallic minerals, except fuels	191,785	196,578	221,308	233,155	(N)
Construction	12,639,883	13,860,284	15,671,473	17,085,509	(N)
General building contractors	2,703,008	3,052,455	3,370,330	3,675,929	(N)
Heavy construction contractors	1,078,207	1,177,632	1,321,752	1,444,995	(N)
Special trade contractors	8,858,668	9,630,197	10,979,391	11,964,585	(N)
Manufacturing	46,853,180	47,905,355	48,792,298	50,439,920	(N)
Durable goods	28,564,108	29,050,625	29,623,815	30,685,133	(N)
Lumber and wood products	449,696	457,437	502,562	532,277	(N)
Furniture and fixtures	568,994	602,618	664,308	702,224	(N)
Stone, clay, and glass products	969,460	1,000,035	1,074,378	1,086,192	(N)
Primary metal industries	2,164,231	2,191,214	2,231,642	2,243,286	(N)
Fabricated metal products	4,774,946	4,934,878	5,094,507	5,356,207	(N)
Industrial machinery and equipment	8,904,321	8,709,536	8,527,138	8,637,256	(N)
Electronic and other electric equipment	5,779,775	5,924,339	6,368,222	6,863,434	(N)
Motor vehicles and equipment	1,781,565	1,961,114	1,908,582	1,887,091	(N)
Other transportation equipment	599,247	614,731	616,963	616,308	(N)
Instruments and related products	1,652,922	1,722,305	1,732,659	1,820,725	(N)
Miscellaneous manufacturing industries	918,951	932,418	902,854	940,133	(N)
Ordnance 9/	(N)	(N)	(N)	(N)	(N)
Nondurable goods	18,289,072	18,854,730	19,168,483	19,754,787	(N)
Food and kindred products	4,183,734	4,384,931	4,398,710	4,596,549	(N)
Tobacco products	(D)	(D)	20,711	(D)	(N)
Textile mill products	(D)	(D)	72,513	(D)	(N)
Apparel and other textile products	353,633	347,366	356,312	357,426	(N)
Paper and allied products	1,430,073	1,457,560	1,507,797	1,515,373	(N)
Printing and publishing	4,560,804	4,672,427	4,785,779	4,874,743	(N)
Chemicals and allied products	4,527,207	4,541,122	4,691,965	4,798,036	(N)
Petroleum and coal products	549,555	571,615	602,159	591,769	(N)
Rubber and misc. plastics products	2,461,435	2,654,166	2,631,608	2,835,497	(N)
Leather and leather products	(D)	99,313	100,929	94,575	(N)
Transportation and public utilities	18,352,694	18,990,454	20,443,313	21,478,785	(N)

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Illinois State total [17000]

Item	1997	1998	1999	2000	2001
Railroad transportation	949,516	988,180	1,006,477	1,010,073	(N)
Trucking and warehousing	3,892,533	4,217,401	4,525,000	4,558,139	(N)
Water transportation	152,382	157,535	166,200	182,873	(N)
Other transportation	4,969,241	5,353,139	5,927,115	6,440,764	(N)
Local and interurban passenger transit	573,566	625,731	681,181	672,852	(N)
Transportation by air	2,993,117	3,185,805	3,529,714	3,830,955	(N)
Pipelines, except natural gas	33,538	34,890	44,433	35,062	(N)
Transportation services	1,369,020	1,506,713	1,671,787	1,901,895	(N)
Communications	5,063,176	4,823,227	5,278,300	5,728,959	(N)
Electric, gas, and sanitary services	3,325,846	3,450,972	3,540,221	3,557,977	(N)
Wholesale trade	17,086,501	18,518,132	19,793,406	21,597,183	(N)
Retail trade	19,401,983	20,115,791	21,240,937	22,381,251	(N)
Building materials and garden equipment	1,131,709	1,180,312	1,169,237	1,249,994	(N)
General merchandise stores	2,436,147	2,447,280	2,492,914	2,683,923	(N)
Food stores	2,521,013	2,600,684	2,674,671	2,773,844	(N)
Automotive dealers and service stations	3,074,498	3,129,434	3,401,510	3,491,066	(N)
Apparel and accessory stores	847,428	921,913	890,839	931,585	(N)
Home furniture and furnishings stores	1,301,248	1,347,292	1,521,909	1,664,124	(N)
Eating and drinking places	4,774,386	5,117,097	5,378,667	5,567,686	(N)
Miscellaneous retail	3,315,554	3,371,779	3,711,190	4,019,029	(N)
Finance, insurance, and real estate	24,288,566	26,710,385	29,417,911	30,897,734	(N)
Depository and nondepository institutions	6,403,607	7,143,981	7,621,786	7,785,867	(N)
Other finance, insurance, and real estate	17,884,959	19,566,404	21,796,125	23,111,867	(N)
Security and commodity brokers	4,783,784	5,126,266	5,991,660	7,027,738	(N)
Insurance carriers	5,426,947	6,070,085	6,401,231	6,283,011	(N)
Insurance agents, brokers, and services	2,071,389	2,240,875	2,441,155	2,583,261	(N)
Real estate	4,114,895	4,303,494	4,876,669	5,158,374	(N)
Combined real estate, insurance, etc. 10/	(N)	(N)	(N)	(N)	(N)
Holding and other investment offices	1,487,944	1,825,684	2,085,410	2,059,483	(N)
Services	70,821,977	77,558,156	81,216,456	87,937,277	(N)
Hotels and other lodging places	1,286,462	1,370,947	1,456,896	1,587,197	(N)
Personal services	1,847,488	2,003,252	2,076,203	2,123,450	(N)
Private households	356,908	412,830	373,382	396,319	(N)
Business services	17,259,214	20,019,047	21,436,921	23,881,150	(N)
Auto repair, services, and parking	1,885,938	2,062,013	2,190,669	2,333,276	(N)
Miscellaneous repair services	829,601	973,928	857,203	927,679	(N)
Amusement and recreation services	2,017,093	2,095,517	2,158,713	2,289,500	(N)
Motion pictures	485,892	527,139	504,110	513,211	(N)
Health services	17,788,472	18,577,047	19,474,675	20,693,321	(N)
Legal services	6,518,641	7,009,210	7,347,873	7,985,941	(N)
Educational services	2,927,671	3,175,113	3,361,581	3,639,723	(N)
Social services 11/	2,287,187	2,474,776	2,490,278	2,709,031	(N)
Museums, botanical, zoological gardens	154,298	164,666	183,473	197,382	(N)
Membership organizations	2,873,662	2,982,261	3,171,625	3,268,009	(N)
Engineering and management services 12/	11,249,746	12,642,179	13,128,749	14,334,520	(N)
Miscellaneous services	1,053,704	1,068,231	1,004,105	1,057,568	(N)
Government and government enterprises	33,521,947	35,065,095	36,830,357	38,749,847	(N)
Federal, civilian	5,820,467	5,899,088	6,028,818	6,400,810	(N)
Military	1,775,993	1,834,441	1,903,425	1,962,624	(N)
State and local	25,925,487	27,331,566	28,898,114	30,386,413	(N)
State government	6,175,442	6,463,152	6,879,478	7,275,308	(N)
Local government	19,750,045	20,868,414	22,018,636	23,111,105	(N)

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Cook, Illinois [17031]

Item	1997	1998	1999	2000	2001
Income by place of residence ($000)					
Personal income	157,028,711	167,259,214	171,623,322	183,897,913	189,321,308
Nonfarm personal income	157,020,305	167,253,615	171,617,224	183,891,147	189,313,793
Farm income 2/	8,406	5,599	6,098	6,766	7,515
Population (persons) 3/	5,322,117	5,345,537	5,365,344	5,378,702	5,383,211
Per capita personal income (dollars)	29,505	31,290	31,987	34,190	35,169
Derivation of personal income ($000)					
Earnings by place of work	130,427,196	138,092,554	144,988,331	155,160,815	159,227,462
less: Personal contrb. for social insurance 4/	7,681,701	8,042,397	8,426,841	8,884,477	9,078,090
plus: Adjustment for residence 5/	-17,319,877	-17,650,541	-18,244,901	-21,181,795	-22,299,576
equals: Net earnings by place of residence	105,425,618	112,399,616	118,316,589	125,094,543	127,849,796
plus: Dividends, interest, and rent 6/	31,534,420	34,741,095	33,290,470	37,583,143	38,863,461
plus: Transfer payments	20,068,673	20,118,503	20,016,263	21,220,227	22,608,051
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	104,241,683	110,834,544	116,570,984	124,959,620	125,966,048
Other labor income	11,247,788	11,684,467	12,179,294	12,913,367	13,335,077
Proprietors' income 7/	14,937,725	15,573,543	16,238,053	17,287,828	19,926,337
Farm proprietors' income	3,257	-543	233	1,164	1,192
Nonfarm proprietors' income	14,934,468	15,574,086	16,237,820	17,286,664	19,925,145
Earnings by industry					
Farm earnings	8,406	5,599	6,098	6,766	(N)
Nonfarm earnings	130,418,790	138,086,955	144,982,233	155,154,049	(N)
Private earnings	114,557,250	121,641,515	127,811,589	137,238,562	(N)
Ag. services, forestry, fishing, & other 8/	329,184	358,145	395,591	421,291	(N)
Agricultural services	301,562	327,259	359,993	383,982	(N)
Forestry, fishing, and other 8/	27,622	30,886	35,598	37,309	(N)
Forestry	269	1,704	2,023	1,581	(N)
Fishing	1,052	700	781	786	(N)
Other 8/	26,301	28,482	32,794	34,942	(N)
Mining	110,010	152,710	170,158	187,550	(N)
Metal mining	142	(D)	(D)	(D)	(N)
Coal mining	8,096	(D)	(D)	(D)	(N)
Oil and gas extraction	65,033	108,208	125,034	139,461	(N)
Nonmetallic minerals, except fuels	36,739	40,164	37,412	42,669	(N)
Construction	5,251,173	5,903,528	6,643,431	7,354,965	(N)
General building contractors	1,036,971	1,268,816	1,418,907	1,585,627	(N)
Heavy construction contractors	325,007	338,055	380,811	436,875	(N)
Special trade contractors	3,889,195	4,296,657	4,843,713	5,332,463	(N)
Manufacturing	22,634,445	22,335,055	22,238,343	23,232,185	(N)
Durable goods	13,116,865	12,791,599	12,751,536	13,601,071	(N)
Lumber and wood products	149,741	147,768	153,293	168,720	(N)
Furniture and fixtures	309,772	320,185	366,757	379,449	(N)
Stone, clay, and glass products	375,309	394,684	444,948	442,248	(N)
Primary metal industries	893,609	864,344	885,263	884,719	(N)
Fabricated metal products	2,459,682	2,504,128	2,519,698	2,692,500	(N)
Industrial machinery and equipment	3,055,849	2,564,586	2,510,709	2,598,778	(N)
Electronic and other electric equipment	3,815,786	3,886,990	3,853,498	4,307,692	(N)
Motor vehicles and equipment	457,870	518,008	476,205	481,323	(N)
Other transportation equipment	331,533	336,938	337,475	344,950	(N)
Instruments and related products	639,190	630,281	607,337	677,153	(N)
Miscellaneous manufacturing industries	628,524	623,687	596,353	623,539	(N)
Ordnance 9/	(N)	(N)	(N)	(N)	(N)
Nondurable goods	9,517,580	9,543,456	9,486,807	9,631,114	(N)
Food and kindred products	2,516,820	2,626,492	2,578,238	2,662,926	(N)
Tobacco products	(D)	(D)	20,711	(D)	(N)
Textile mill products	(D)	(D)	39,893	(D)	(N)
Apparel and other textile products	237,462	233,425	256,002	254,725	(N)
Paper and allied products	790,169	800,331	811,836	782,117	(N)
Printing and publishing	2,915,820	2,889,972	2,879,183	2,860,206	(N)
Chemicals and allied products	1,915,273	1,778,794	1,745,932	1,890,011	(N)
Petroleum and coal products	174,324	167,311	179,046	165,619	(N)
Rubber and misc. plastics products	809,177	885,707	897,468	886,947	(N)
Leather and leather products	83,811	81,954	78,498	68,084	(N)
Transportation and public utilities	10,280,821	10,654,247	11,603,860	12,328,321	(N)

See footnotes at end of table.
Table CA05

May 2003

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Cook, Illinois [17031]

Item	1997	1998	1999	2000	2001
Railroad transportation	500,323	(D)	(D)	(D)	(N)
Trucking and warehousing	1,666,383	1,806,493	1,901,126	1,907,332	(N)
Water transportation	64,328	64,093	64,651	74,155	(N)
Other transportation	3,655,044	(D)	(D)	(D)	(N)
Local and interurban passenger transit	276,443	331,406	347,638	347,327	(N)
Transportation by air	2,647,691	2,761,287	3,059,290	3,336,373	(N)
Pipelines, except natural gas	4,032	(D)	(D)	(D)	(N)
Transportation services	726,878	820,251	867,534	936,742	(N)
Communications	3,631,738	3,505,974	3,969,816	4,256,248	(N)
Electric, gas, and sanitary services	763,005	850,827	860,339	930,514	(N)
Wholesale trade	9,079,969	9,595,734	9,928,010	10,583,517	(N)
Retail trade	9,005,297	9,206,045	9,685,530	10,300,878	(N)
Building materials and garden equipment	411,943	392,339	429,001	454,401	(N)
General merchandise stores	1,294,145	1,235,879	1,223,748	1,342,460	(N)
Food stores	1,292,366	1,344,986	1,373,792	1,385,062	(N)
Automotive dealers and service stations	1,136,373	1,130,938	1,242,568	1,276,107	(N)
Apparel and accessory stores	567,203	625,341	577,021	602,555	(N)
Home furniture and furnishings stores	580,906	592,799	693,584	771,394	(N)
Eating and drinking places	2,238,453	2,368,077	2,433,311	2,641,488	(N)
Miscellaneous retail	1,483,908	1,515,686	1,712,505	1,827,411	(N)
Finance, insurance, and real estate	16,721,674	18,579,169	20,458,213	21,483,026	(N)
Depository and nondepository institutions	4,297,118	4,755,157	4,978,478	5,145,919	(N)
Other finance, insurance, and real estate	12,424,556	13,824,012	15,479,735	16,337,107	(N)
Security and commodity brokers	4,366,686	4,667,363	5,345,083	6,236,347	(N)
Insurance carriers	3,052,809	3,411,000	3,612,499	3,409,592	(N)
Insurance agents, brokers, and services	1,147,334	1,289,395	1,390,762	1,399,056	(N)
Real estate	2,759,081	3,100,009	3,569,859	3,805,425	(N)
Combined real estate, insurance, etc. 10/	(N)	(N)	(N)	(N)	(N)
Holding and other investment offices	1,098,646	1,356,245	1,561,532	1,486,687	(N)
Services	41,144,677	44,856,882	46,688,453	51,346,829	(N)
Hotels and other lodging places	890,708	943,591	977,201	1,069,743	(N)
Personal services	923,763	994,136	1,005,563	1,028,536	(N)
Private households	172,118	199,303	180,054	191,249	(N)
Business services	9,008,631	10,401,818	11,114,770	13,182,982	(N)
Auto repair, services, and parking	942,587	1,022,256	1,026,633	1,098,205	(N)
Miscellaneous repair services	374,907	394,972	381,583	397,746	(N)
Amusement and recreation services	977,686	1,034,609	1,052,776	1,095,844	(N)
Motion pictures	368,561	395,952	357,419	381,095	(N)
Health services	9,064,957	9,372,892	9,683,917	10,173,436	(N)
Legal services	5,307,329	5,695,446	5,903,090	6,442,754	(N)
Educational services	2,096,003	2,273,518	2,391,252	2,583,967	(N)
Social services 11/	1,193,000	1,319,608	1,346,846	1,485,898	(N)
Museums, botanical, zoological gardens	143,600	153,088	165,906	177,810	(N)
Membership organizations	1,693,858	1,774,942	1,859,863	1,890,868	(N)
Engineering and management services 12/	7,268,500	8,163,095	8,615,230	9,495,667	(N)
Miscellaneous services	718,469	717,656	626,350	651,029	(N)
Government and government enterprises	15,861,540	16,445,440	17,170,644	17,915,487	(N)
Federal, civilian	3,139,489	3,154,564	3,224,378	3,416,086	(N)
Military	166,525	166,743	174,230	187,213	(N)
State and local	12,555,526	13,124,133	13,772,036	14,312,188	(N)
State government	2,117,735	2,218,712	2,355,147	2,470,178	(N)
Local government	10,437,791	10,905,421	11,416,889	11,842,010	(N)

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Lake, Illinois [17097]

Item	1997	1998	1999	2000	2001
Income by place of residence ($000)					
Personal income	24,169,881	26,283,128	27,710,172	30,816,361	32,291,206
Nonfarm personal income	24,160,848	26,278,088	27,703,076	30,808,235	32,281,139
Farm income 2/	9,033	5,040	7,096	8,126	10,067
Population (persons) 3/	609,714	621,618	633,094	648,499	661,789
Per capita personal income (dollars)	39,641	42,282	43,769	47,520	48,794
Derivation of personal income ($000)					
Earnings by place of work	14,639,291	15,943,308	16,839,045	18,512,253	19,528,577
less: Personal contrb. for social insurance 4/	837,753	908,660	961,666	1,045,583	1,110,973
plus: Adjustment for residence 5/	3,812,126	3,961,998	4,227,975	4,926,709	4,997,381
equals: Net earnings by place of residence	17,613,664	18,996,646	20,105,354	22,393,379	23,414,985
plus: Dividends, interest, and rent 6/	5,217,586	5,905,992	6,169,816	6,876,384	7,179,414
plus: Transfer payments	1,338,631	1,380,490	1,435,002	1,546,598	1,696,807
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	11,308,993	12,521,191	13,567,827	15,000,547	15,755,520
Other labor income	1,506,745	1,594,899	1,705,479	1,840,554	1,972,847
Proprietors' income 7/	1,823,553	1,827,218	1,565,739	1,671,152	1,800,210
Farm proprietors' income	1,893	-3,514	-1,042	430	1,278
Nonfarm proprietors' income	1,821,660	1,830,732	1,566,781	1,670,722	1,798,932
Earnings by industry					
Farm earnings	9,033	5,040	7,096	8,126	(N)
Nonfarm earnings	14,630,258	15,938,268	16,831,949	18,504,127	(N)
Private earnings	12,210,423	13,371,413	14,097,388	15,647,250	(N)
Ag. services, forestry, fishing, & other 8/	165,679	(D)	(D)	(D)	(N)
Agricultural services	165,447	200,247	227,745	244,546	(N)
Forestry, fishing, and other 8/	232	(D)	(D)	(D)	(N)
Forestry	(D)	(D)	(D)	(D)	(N)
Fishing	(D)	(D)	(D)	(D)	(N)
Other 8/	0	0	0	0	(N)
Mining	18,960	(D)	(D)	(D)	(N)
Metal mining	(L)	(L)	(L)	(L)	(N)
Coal mining	1,494	947	1,792	1,066	(N)
Oil and gas extraction	(D)	(D)	(D)	(D)	(N)
Nonmetallic minerals, except fuels	(D)	(D)	(D)	(D)	(N)
Construction	806,987	896,109	1,031,814	1,119,987	(N)
General building contractors	253,964	273,856	273,926	290,719	(N)
Heavy construction contractors	55,679	54,511	69,060	70,535	(N)
Special trade contractors	497,344	567,742	688,828	758,733	(N)
Manufacturing	3,348,189	3,618,597	3,619,981	3,813,078	(N)
Durable goods	1,359,110	1,509,972	1,459,583	1,526,590	(N)
Lumber and wood products	24,421	22,295	16,196	16,528	(N)
Furniture and fixtures	7,931	11,702	12,984	17,736	(N)
Stone, clay, and glass products	58,653	62,192	60,120	66,373	(N)
Primary metal industries	60,373	61,645	71,102	74,252	(N)
Fabricated metal products	184,759	201,058	216,140	219,956	(N)
Industrial machinery and equipment	390,467	465,247	350,750	386,622	(N)
Electronic and other electric equipment	160,102	169,690	179,355	166,346	(N)
Motor vehicles and equipment	21,533	19,211	28,450	28,190	(N)
Other transportation equipment	6,950	5,424	6,155	6,212	(N)
Instruments and related products	400,074	450,812	481,580	511,851	(N)
Miscellaneous manufacturing industries	43,847	40,696	36,751	32,524	(N)
Ordnance 9/	(N)	(N)	(N)	(N)	(N)
Nondurable goods	1,989,079	2,108,625	2,160,398	2,286,488	(N)
Food and kindred products	82,974	82,619	75,258	83,263	(N)
Tobacco products	0	0	0	0	(N)
Textile mill products	(D)	(D)	2,984	(D)	(N)
Apparel and other textile products	12,446	8,685	4,232	5,387	(N)
Paper and allied products	93,679	92,074	107,753	143,863	(N)
Printing and publishing	151,467	197,421	211,809	231,701	(N)
Chemicals and allied products	1,413,512	1,473,762	1,508,874	1,520,509	(N)
Petroleum and coal products	20,141	14,820	(D)	10,365	(N)
Rubber and misc. plastics products	194,278	218,463	234,793	286,051	(N)
Leather and leather products	(D)	(D)	(D)	(D)	(N)
Transportation and public utilities	604,804	615,535	636,816	676,084	(N)

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Lake, Illinois [17097]

Item	1997	1998	1999	2000	2001
Railroad transportation	7,781	8,225	(D)	(D)	(N)
Trucking and warehousing	97,780	103,751	125,925	131,905	(N)
Water transportation	4,943	3,783	3,873	(D)	(N)
Other transportation	122,061	(D)	(D)	191,623	(N)
Local and interurban passenger transit	45,946	43,611	47,626	42,281	(N)
Transportation by air	7,240	30,439	31,145	34,556	(N)
Pipelines, except natural gas	0	(D)	(D)	0	(N)
Transportation services	68,875	68,829	83,559	114,786	(N)
Communications	90,870	90,601	85,787	96,121	(N)
Electric, gas, and sanitary services	281,369	(D)	(D)	242,930	(N)
Wholesale trade	1,190,632	1,375,812	1,698,533	2,182,203	(N)
Retail trade	1,221,805	1,323,348	1,427,154	1,576,161	(N)
Building materials and garden equipment	61,768	68,440	75,545	84,813	(N)
General merchandise stores	93,224	95,880	94,129	97,198	(N)
Food stores	114,441	118,479	121,537	133,083	(N)
Automotive dealers and service stations	233,155	246,456	261,395	279,252	(N)
Apparel and accessory stores	42,557	45,669	50,780	54,253	(N)
Home furniture and furnishings stores	112,152	118,504	113,019	120,858	(N)
Eating and drinking places	208,226	217,529	230,682	243,896	(N)
Miscellaneous retail	356,282	412,391	480,067	562,808	(N)
Finance, insurance, and real estate	1,223,770	1,213,233	1,508,922	1,659,907	(N)
Depository and nondepository institutions	254,829	245,059	432,568	463,984	(N)
Other finance, insurance, and real estate	968,941	968,174	1,076,354	1,195,923	(N)
Security and commodity brokers	57,400	68,991	88,447	146,977	(N)
Insurance carriers	436,171	491,590	489,892	492,084	(N)
Insurance agents, brokers, and services	87,776	81,411	113,777	125,798	(N)
Real estate	272,649	200,476	233,416	237,731	(N)
Combined real estate, insurance, etc. 10/	(N)	(N)	(N)	(N)	(N)
Holding and other investment offices	114,945	125,706	150,822	193,333	(N)
Services	3,629,597	4,108,119	3,922,835	4,350,999	(N)
Hotels and other lodging places	18,500	20,111	24,107	26,760	(N)
Personal services	85,850	94,052	91,578	96,579	(N)
Private households	27,779	32,170	29,058	30,869	(N)
Business services	1,335,526	1,547,271	1,224,270	1,370,749	(N)
Auto repair, services, and parking	91,874	100,502	99,780	112,362	(N)
Miscellaneous repair services	34,640	38,870	41,239	44,239	(N)
Amusement and recreation services	264,290	267,241	267,589	301,906	(N)
Motion pictures	(D)	29,529	31,804	21,206	(N)
Health services	764,601	822,947	845,875	916,416	(N)
Legal services	127,402	139,558	109,597	122,741	(N)
Educational services	108,983	120,356	130,673	154,597	(N)
Social services 11/	85,442	99,320	105,646	110,541	(N)
Museums, botanical, zoological gardens	(D)	(D)	692	497	(N)
Membership organizations	81,304	83,076	93,624	98,900	(N)
Engineering and management services 12/	564,050	702,583	819,226	930,156	(N)
Miscellaneous services	11,569	(D)	8,077	12,481	(N)
Government and government enterprises	2,419,835	2,566,855	2,734,561	2,856,877	(N)
Federal, civilian	349,258	347,040	358,334	375,523	(N)
Military	1,000,786	1,077,320	1,141,072	1,154,294	(N)
State and local	1,069,791	1,142,495	1,235,155	1,327,060	(N)
State government	69,939	72,463	(D)	(D)	(N)
Local government	999,852	1,070,032	(D)	(D)	(N)

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Will, Illinois [17197]

Item	1997	1998	1999	2000	2001
Income by place of residence ($000)					
Personal income	10,982,426	11,583,460	12,327,340	13,666,286	14,624,740
Nonfarm personal income	10,960,259	11,562,628	12,309,005	13,646,795	14,604,975
Farm income 2/	22,167	20,832	18,335	19,491	19,765
Population (persons) 3/	450,816	467,549	486,207	508,277	532,785
Per capita personal income (dollars)	24,361	24,775	25,354	26,887	27,450
Derivation of personal income ($000)					
Earnings by place of work	4,799,176	5,125,454	5,691,497	6,065,507	6,538,308
less: Personal contrb. for social insurance 4/	279,276	296,170	328,269	343,143	377,033
plus: Adjustment for residence 5/	3,788,147	3,878,355	4,041,581	4,684,201	5,000,900
equals: Net earnings by place of residence	8,308,047	8,707,639	9,404,809	10,406,565	11,162,175
plus: Dividends, interest, and rent 6/	1,654,521	1,808,270	1,814,166	2,051,944	2,104,284
plus: Transfer payments	1,019,858	1,067,551	1,108,365	1,207,777	1,358,281
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	3,863,811	4,232,643	4,693,379	5,005,375	5,435,111
Other labor income	441,716	471,221	521,400	556,431	610,290
Proprietors' income 7/	493,649	421,590	476,718	503,701	492,907
Farm proprietors' income	13,482	10,441	8,440	10,109	9,084
Nonfarm proprietors' income	480,167	411,149	468,278	493,592	483,823
Earnings by industry					
Farm earnings	22,167	20,832	18,335	19,491	(N)
Nonfarm earnings	4,777,009	5,104,622	5,673,162	6,046,016	(N)
Private earnings	4,014,226	4,284,916	4,784,326	5,083,998	(N)
Ag. services, forestry, fishing, & other 8/	60,768	69,829	80,961	92,428	(N)
Agricultural services	(D)	69,304	80,411	91,565	(N)
Forestry, fishing, and other 8/	(D)	525	550	863	(N)
Forestry	(D)	496	518	831	(N)
Fishing	(L)	(L)	(L)	(L)	(N)
Other 8/	0	0	0	0	(N)
Mining	14,215	19,224	22,291	24,118	(N)
Metal mining	0	0	0	0	(N)
Coal mining	132	70	127	76	(N)
Oil and gas extraction	2,082	(D)	5,350	6,520	(N)
Nonmetallic minerals, except fuels	12,001	(D)	16,814	17,522	(N)
Construction	574,533	668,422	749,706	843,932	(N)
General building contractors	87,146	101,426	116,780	140,567	(N)
Heavy construction contractors	55,656	49,312	56,059	60,274	(N)
Special trade contractors	431,731	517,684	576,867	643,091	(N)
Manufacturing	903,269	929,700	978,637	987,350	(N)
Durable goods	500,407	502,622	492,135	486,121	(N)
Lumber and wood products	25,563	27,166	34,035	38,428	(N)
Furniture and fixtures	(D)	3,101	3,630	3,917	(N)
Stone, clay, and glass products	24,882	27,510	29,205	35,725	(N)
Primary metal industries	22,699	23,293	25,540	23,267	(N)
Fabricated metal products	69,139	70,695	76,556	79,148	(N)
Industrial machinery and equipment	272,523	270,507	239,426	219,529	(N)
Electronic and other electric equipment	51,854	48,017	51,027	52,692	(N)
Motor vehicles and equipment	(D)	(D)	13,369	16,096	(N)
Other transportation equipment	9,133	(D)	8,772	5,613	(N)
Instruments and related products	6,990	5,592	2,230	2,858	(N)
Miscellaneous manufacturing industries	8,107	8,583	8,345	8,848	(N)
Ordnance 9/	(N)	(N)	(N)	(N)	(N)
Nondurable goods	402,862	427,078	486,502	501,229	(N)
Food and kindred products	17,142	17,159	32,961	40,497	(N)
Tobacco products	0	0	0	0	(N)
Textile mill products	(D)	3,108	3,446	3,627	(N)
Apparel and other textile products	981	(D)	(D)	(D)	(N)
Paper and allied products	45,917	57,853	63,276	67,255	(N)
Printing and publishing	30,241	31,694	49,584	55,311	(N)
Chemicals and allied products	132,891	135,215	150,217	150,746	(N)
Petroleum and coal products	103,153	103,525	111,060	100,919	(N)
Rubber and misc. plastics products	66,837	75,428	74,698	81,606	(N)
Leather and leather products	(D)	(D)	(D)	(D)	(N)
Transportation and public utilities	402,007	424,987	532,812	529,158	(N)

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

Will, Illinois [17197]

Item	1997	1998	1999	2000	2001
Railroad transportation	27,505	(D)	(D)	32,386	(N)
Trucking and warehousing	91,359	107,772	157,673	159,817	(N)
Water transportation	3,368	2,404	2,300	(D)	(N)
Other transportation	(D)	(D)	(D)	(D)	(N)
Local and interurban passenger transit	16,950	20,752	24,998	26,439	(N)
Transportation by air	(D)	(D)	(D)	(D)	(N)
Pipelines, except natural gas	3,405	3,798	4,369	(D)	(N)
Transportation services	29,927	31,545	36,030	38,940	(N)
Communications	33,501	35,800	36,187	40,784	(N)
Electric, gas, and sanitary services	(D)	187,417	233,329	218,045	(N)
Wholesale trade	239,482	279,709	361,189	387,660	(N)
Retail trade	438,864	447,245	499,142	541,583	(N)
Building materials and garden equipment	48,907	53,285	41,981	45,269	(N)
General merchandise stores	45,078	48,686	53,358	56,711	(N)
Food stores	56,191	61,071	64,343	74,041	(N)
Automotive dealers and service stations	113,102	102,291	109,164	108,824	(N)
Apparel and accessory stores	7,418	7,683	8,268	8,781	(N)
Home furniture and furnishings stores	26,921	28,809	41,022	49,170	(N)
Eating and drinking places	86,654	90,438	112,706	117,723	(N)
Miscellaneous retail	54,593	54,982	68,300	81,064	(N)
Finance, insurance, and real estate	226,262	232,070	246,510	249,249	(N)
Depository and nondepository institutions	77,127	94,936	81,645	79,141	(N)
Other finance, insurance, and real estate	149,135	137,134	164,865	170,108	(N)
Security and commodity brokers	4,586	5,403	7,118	6,733	(N)
Insurance carriers	32,496	39,909	33,462	34,195	(N)
Insurance agents, brokers, and services	33,577	31,884	40,265	41,605	(N)
Real estate	66,202	47,070	66,205	69,210	(N)
Combined real estate, insurance, etc. 10/	(N)	(N)	(N)	(N)	(N)
Holding and other investment offices	12,274	12,868	17,815	18,365	(N)
Services	1,154,826	1,213,730	1,313,078	1,428,520	(N)
Hotels and other lodging places	6,855	8,943	9,787	10,513	(N)
Personal services	40,872	39,478	44,454	47,582	(N)
Private households	5,506	6,361	5,759	6,108	(N)
Business services	221,770	247,437	267,895	295,171	(N)
Auto repair, services, and parking	56,342	57,745	63,690	70,120	(N)
Miscellaneous repair services	24,687	29,140	32,311	35,074	(N)
Amusement and recreation services	135,097	130,616	136,732	160,101	(N)
Motion pictures	4,573	6,609	7,265	7,203	(N)
Health services	343,124	362,676	419,655	445,166	(N)
Legal services	47,099	41,594	47,645	49,509	(N)
Educational services	56,838	63,390	69,497	73,536	(N)
Social services 11/	43,098	46,836	37,871	41,884	(N)
Museums, botanical, zoological gardens	0	0	0	0	(N)
Membership organizations	56,472	58,860	65,318	69,828	(N)
Engineering and management services 12/	97,958	97,710	86,608	99,367	(N)
Miscellaneous services	14,535	16,335	18,591	17,358	(N)
Government and government enterprises	762,783	819,706	888,836	962,018	(N)
Federal, civilian	43,926	45,943	48,586	55,000	(N)
Military	13,280	13,718	14,657	16,235	(N)
State and local	705,577	760,045	825,593	890,783	(N)
State government	162,313	171,244	(D)	194,600	(N)
Local government	543,264	588,801	(D)	696,183	(N)

See footnotes at end of table.
Table CA05

May 2003

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

DuPage, Illinois (17043)

Item	1997	1998	1999	2000	2001
Income by place of residence ($000)					
Personal income	34,866,695	37,964,502	40,285,922	43,479,787	42,932,126
Nonfarm personal income	34,860,952	37,962,075	40,282,535	43,475,121	42,926,779
Farm income 2/	5,743	2,427	3,387	4,666	5,347
Population (persons) 3/	874,404	886,168	898,083	906,887	916,277
Per capita personal income (dollars)	39,875	42,841	44,858	47,944	46,855
Derivation of personal income ($000)					
Earnings by place of work	26,627,927	29,427,205	32,265,508	33,853,270	33,038,497
less: Personal contrb. for social insurance 4/	1,630,026	1,783,802	1,949,962	2,007,327	2,074,188
plus: Adjustment for residence 5/	1,109,496	826,554	548,104	1,004,221	837,368
equals: Net earnings by place of residence	26,107,397	28,469,957	30,863,650	32,850,164	31,801,677
plus: Dividends, interest, and rent 6/	6,659,670	7,355,194	7,220,835	8,288,024	8,571,800
plus: Transfer payments	2,099,628	2,139,351	2,201,437	2,341,599	2,558,649
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	20,944,150	23,428,415	25,517,190	26,719,504	27,235,320
Other labor income	2,069,740	2,258,776	2,409,817	2,527,407	2,711,731
Proprietors' income 7/	3,614,037	3,740,014	4,338,501	4,606,359	3,091,446
Farm proprietors' income	2,096	-1,952	-773	740	851
Nonfarm proprietors' income	3,611,941	3,741,966	4,339,274	4,605,619	3,090,595
Earnings by industry					
Farm earnings	5,743	2,427	3,387	4,666	(N)
Nonfarm earnings	26,622,184	29,424,778	32,262,121	33,848,604	(N)
Private earnings	24,807,442	27,494,696	30,242,305	31,688,257	(N)
Ag. services, forestry, fishing, & other 8/	127,443	133,814	137,675	148,845	(N)
Agricultural services	127,142	133,333	137,070	148,369	(N)
Forestry, fishing, and other 8/	301	481	605	476	(N)
Forestry	(D)	(D)	(D)	(D)	(N)
Fishing	(D)	(D)	(D)	(D)	(N)
Other 8/	0	0	0	0	(N)
Mining	11,251	11,977	18,126	18,831	(N)
Metal mining	0	0	(D)	(D)	(N)
Coal mining	(D)	327	630	375	(N)
Oil and gas extraction	2,333	(D)	(D)	(D)	(N)
Nonmetallic minerals, except fuels	(D)	(D)	12,771	13,562	(N)
Construction	1,649,187	1,773,420	2,118,622	2,336,403	(N)
General building contractors	316,101	346,002	424,622	466,354	(N)
Heavy construction contractors	146,960	163,401	142,202	148,334	(N)
Special trade contractors	1,186,126	1,264,017	1,551,798	1,721,715	(N)
Manufacturing	3,682,049	4,041,239	4,661,400	4,796,647	(N)
Durable goods	2,191,075	2,352,736	2,822,423	2,860,444	(N)
Lumber and wood products	36,046	37,368	44,838	42,572	(N)
Furniture and fixtures	30,479	34,466	43,195	46,663	(N)
Stone, clay, and glass products	46,389	45,692	55,261	61,040	(N)
Primary metal industries	91,683	104,786	112,259	117,790	(N)
Fabricated metal products	445,997	466,415	504,598	529,161	(N)
Industrial machinery and equipment	689,608	724,149	882,586	899,099	(N)
Electronic and other electric equipment	491,951	507,018	853,899	832,803	(N)
Motor vehicles and equipment	154,231	200,554	84,845	88,687	(N)
Other transportation equipment	18,033	21,762	21,604	19,891	(N)
Instruments and related products	144,408	155,832	156,907	155,745	(N)
Miscellaneous manufacturing industries	42,250	54,694	62,431	66,993	(N)
Ordnance 9/	(N)	(N)	(N)	(N)	(N)
Nondurable goods	1,490,974	1,688,503	1,838,977	1,936,203	(N)
Food and kindred products	255,825	271,995	309,781	342,750	(N)
Tobacco products	0	0	0	0	(N)
Textile mill products	4,913	6,287	8,683	6,507	(N)
Apparel and other textile products	5,757	6,327	(D)	(D)	(N)
Paper and allied products	138,012	146,463	150,851	156,386	(N)
Printing and publishing	477,078	504,113	570,563	602,520	(N)
Chemicals and allied products	294,290	338,287	436,494	345,196	(N)
Petroleum and coal products	22,681	41,887	58,383	63,698	(N)
Rubber and misc. plastics products	292,418	373,144	298,457	412,366	(N)
Leather and leather products	0	0	(D)	(D)	(N)
Transportation and public utilities	1,913,143	2,088,826	2,033,206	2,150,662	(N)

See footnotes at end of table.
Table CA05

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY SIC INDUSTRY 1/
(thousands of dollars)

DuPage, Illinois [17043]

Item	1997	1998	1999	2000	2001
Railroad transportation	36,353	37,025	38,441	38,811	(N)
Trucking and warehousing	370,118	411,527	450,071	458,757	(N)
Water transportation	18,443	(D)	(D)	(D)	(N)
Other transportation	543,170	(D)	(D)	(D)	(N)
Local and interurban passenger transit	94,875	92,481	106,170	103,614	(N)
Transportation by air	(D)	149,127	171,030	175,750	(N)
Pipelines, except natural gas	(D)	(D)	(D)	(D)	(N)
Transportation services	304,942	348,640	402,859	463,084	(N)
Communications	503,155	476,291	422,853	478,241	(N)
Electric, gas, and sanitary services	441,904	544,774	408,531	398,133	(N)
Wholesale trade	3,130,431	3,607,405	4,034,540	4,366,523	(N)
Retail trade	2,447,658	2,660,861	2,791,895	2,830,571	(N)
Building materials and garden equipment	153,775	178,743	111,464	119,877	(N)
General merchandise stores	238,960	261,480	259,331	283,769	(N)
Food stores	190,115	200,441	207,450	235,886	(N)
Automotive dealers and service stations	334,694	365,262	400,764	411,425	(N)
Apparel and accessory stores	72,877	78,683	92,854	97,489	(N)
Home furniture and furnishings stores	220,528	244,245	278,205	309,544	(N)
Eating and drinking places	749,167	865,602	977,032	874,606	(N)
Miscellaneous retail	487,542	466,405	464,795	497,975	(N)
Finance, insurance, and real estate	2,085,732	2,329,397	2,471,891	2,662,860	(N)
Depository and nondepository institutions	536,223	664,101	679,038	728,471	(N)
Other finance, insurance, and real estate	1,549,509	1,665,296	1,792,853	1,934,389	(N)
Security and commodity brokers	150,060	177,433	251,173	298,265	(N)
Insurance carriers	519,490	589,835	577,578	561,923	(N)
Insurance agents, brokers, and services	307,332	324,356	366,272	451,126	(N)
Real estate	437,714	402,423	420,905	459,836	(N)
Combined real estate, insurance, etc. 10/	(N)	(N)	(N)	(N)	(N)
Holding and other investment offices	134,913	171,249	176,925	163,239	(N)
Services	9,760,548	10,847,757	11,974,950	12,376,915	(N)
Hotels and other lodging places	146,333	154,689	174,074	193,911	(N)
Personal services	252,611	279,103	307,219	313,284	(N)
Private households	19,030	22,000	19,904	21,121	(N)
Business services	4,034,049	4,661,514	5,407,089	5,366,579	(N)
Auto repair, services, and parking	265,913	286,082	361,184	379,347	(N)
Miscellaneous repair services	95,455	112,578	123,141	144,197	(N)
Amusement and recreation services	123,089	136,655	136,074	139,380	(N)
Motion pictures	32,682	39,897	56,302	53,286	(N)
Health services	1,691,528	1,737,843	1,841,101	2,009,670	(N)
Legal services	320,524	348,401	438,671	463,780	(N)
Educational services	232,578	254,410	280,376	306,325	(N)
Social services 11/	137,135	134,086	122,168	137,335	(N)
Museums, botanical, zoological gardens	6,066	6,652	12,156	13,603	(N)
Membership organizations	249,575	257,295	302,557	327,683	(N)
Engineering and management services 12/	2,069,067	2,333,008	2,292,662	2,401,665	(N)
Miscellaneous services	84,913	83,544	100,272	105,749	(N)
Government and government enterprises	1,814,742	1,930,082	2,019,816	2,160,347	(N)
Federal, civilian	330,397	336,655	350,296	366,633	(N)
Military	25,437	25,662	26,481	28,385	(N)
State and local	1,458,908	1,567,765	1,643,039	1,765,329	(N)
State government	96,149	99,583	106,646	(D)	(N)
Local government	1,362,759	1,468,182	1,536,393	(D)	(N)

See footnotes at end of table.

Footnotes for Table CA05 (SIC)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings for 1969-74 are based on the 1967 Standard Industrial classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. the estimates for 1988-2000 are based on the 1987 SIC.

2/ Farm income consists of proprietors' income; the cash wages, pay-in-kind, and other labor income of hired farm workers; and the salaries of officers of corporate farms.

3/ Census Bureau midyear population estimates. Estimates for 2000-2001 reflect county population estimates available as of April 2003 except for Prince George's and Montgomery, MD. A portion of Takoma Park, MD was annexed from Prince George's County, MD to Montgomery County, MD on March 1, 1997. The Census Bureau adjusted their population estimates to reflect this annexation back through 1990. The Prince George's MD and Montgomery, MD population estimates for 1990-1996 have been adjusted by BEA to be consistent with BEA income estimates, which do not reflect the annexation. The Census Bureau has revised county population figures for Franklin, FL and Gulf, FL; Adams, WI and Marquette, WI; and for Grayson, VA, Russell, VA, and Wise + Norton, VA for 2000-2001 as part of its Count Question Resolution program for challenges to group quarter or housing units figures from the 2000 Census. Census has not yet adjusted population figures for these areas prior to 2000 in order to be consistent with the newly revised 2000-2001 population.

4/ Personal contributions for social insurance are included in earnings by type and industry but they are excluded from personal income.

5/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

6/ Rental income of persons includes the capital consumption adjustment.

7/ Proprietors income includes the inventory valuation adjustment and capital consumption adjustment.

8/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

9/ Under the 1972 SIC, ordnance was reclassified to four 2-digit industries: Fabricated metal products, electronic and other electric equipment, transportation equipment, and instruments and related products.

10/ Under the 1987 SIC, combined real estate, insurance, etc., was reclassified to four 2-digit industries: Nondepository credit institutions; insurance agents, brokers, and services; real estate; and legal services.

11/ "Social services" was first recognized under the 1972 SIC; so estimates for 1969-74 do not exist.

12/ "Engineering and management services" was first recognized under the 1987 SIC, so estimates for 1969-87 do not exist.

13/ Estimates for 1979 forward reflect Alaska Census Areas as defined in the 1980 Decennial Census; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

14/ Cibola, NM was separated from Valencia in June 1981, but in these estimates, Valencia includes Cibola through the end of 1981.

15/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

16/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

- o All state and local area dollar estimates are in current dollars (not adjusted for inflation)..

E The estimate shown here constitutes the major portion of the true estimate.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than $50,000, but the estimates for this item are included in the totals.
(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Illinois State total [17000]

Item	1997	1998	1999	2000	2001
Employment by place of work					
Total full-time and part-time employment	7,055,041	7,211,244	7,295,799	7,435,977	7,403,546
By type					
Wage and salary employment	6,033,913	6,159,803	6,229,684	6,323,733	6,265,666
Proprietors employment	1,021,128	1,051,441	1,066,115	1,112,244	1,137,880
Farm proprietors employment	81,068	82,360	81,892	81,079	78,989
Nonfarm proprietors employment 2/	940,060	969,081	984,223	1,031,165	1,058,891
By industry					
Farm employment	100,692	99,640	101,118	101,100	(N)
Nonfarm employment	6,954,349	7,111,604	7,194,681	7,334,877	(N)
Private employment	6,090,083	6,240,720	6,312,445	6,439,550	(N)
Ag. services, forestry, fishing, & other 3/	60,567	62,751	65,423	67,168	(N)
Mining	21,242	19,291	19,123	17,836	(N)
Construction	332,755	339,816	356,638	370,959	(N)
Manufacturing	995,810	995,254	975,048	962,230	(N)
Transportation and public utilities	381,532	394,594	399,423	409,177	(N)
Wholesale trade	366,806	373,629	377,353	385,309	(N)
Retail trade	1,131,279	1,125,376	1,132,973	1,150,228	(N)
Finance, insurance, and real estate	611,235	643,079	648,738	675,298	(N)
Services	2,188,857	2,286,930	2,337,726	2,401,345	(N)
Government and government enterprises	864,266	870,884	882,236	895,327	(N)
Federal, civilian	96,659	95,562	95,298	99,522	(N)
Military	58,465	58,432	58,127	57,613	(N)
State and local	709,142	716,890	728,811	738,192	(N)
State government	160,253	161,793	165,144	165,063	(N)
Local government	548,889	555,097	563,667	573,129	(N)

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Cook, Illinois [17031]

Item	1997	1998	1999	2000	2001
Employment by place of work					
Total full-time and part-time employment	3,239,749	3,302,533	3,306,111	3,360,242	3,326,941
By type					
Wage and salary employment	2,865,929	2,913,398	2,897,714	2,930,168	2,874,569
Proprietors employment	373,820	389,135	408,397	430,074	452,372
Farm proprietors employment	261	265	264	261	255
Nonfarm proprietors employment 2/	373,559	388,870	408,133	429,813	452,117
By industry					
Farm employment	623	584	619	631	(N)
Nonfarm employment	3,239,126	3,301,949	3,305,492	3,359,611	(N)
Private employment	2,882,782	2,947,344	2,948,365	2,998,001	(N)
Ag. services, forestry, fishing, & other 3/	14,443	14,948	16,011	16,383	(N)
Mining	2,298	2,115	2,339	2,281	(N)
Construction	124,631	125,824	132,403	138,476	(N)
Manufacturing	440,284	431,418	412,037	401,064	(N)
Transportation and public utilities	206,570	212,666	218,159	224,265	(N)
Wholesale trade	176,594	177,254	175,204	175,033	(N)
Retail trade	468,982	464,999	457,163	462,842	(N)
Finance, insurance, and real estate	338,222	352,040	350,964	361,082	(N)
Services	1,110,758	1,166,080	1,184,085	1,216,575	(N)
Government and government enterprises	356,344	354,605	357,127	361,610	(N)
Federal, civilian	50,296	49,498	49,048	51,070	(N)
Military	12,505	12,091	12,030	12,141	(N)
State and local	293,543	293,016	296,049	298,399	(N)
State government	49,612	50,090	50,881	50,809	(N)
Local government	243,931	242,926	245,168	247,590	(N)

See footnotes at end of table.
Table CA25

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Lake, Illinois [17097]

Item	1997	1998	1999	2000	2001
Employment by place of work					
Total full-time and part-time employment	372,911	386,484	405,189	419,347	427,105
By type					
Wage and salary employment	318,764	331,984	348,795	359,964	366,242
Proprietors employment	54,147	54,500	56,394	59,383	60,863
Farm proprietors employment	291	296	294	291	284
Nonfarm proprietors employment 2/	53,856	54,204	56,100	59,092	60,579
By industry					
Farm employment	630	594	626	637	(N)
Nonfarm employment	372,281	385,890	404,563	418,710	(N)
Private employment	313,130	324,902	341,989	355,917	(N)
Ag. services, forestry, fishing, & other 3/	6,693	(D)	(D)	(D)	(N)
Mining	604	(D)	(D)	(D)	(N)
Construction	19,709	19,476	21,201	22,179	(N)
Manufacturing	56,686	58,847	56,907	58,556	(N)
Transportation and public utilities	10,607	11,098	10,742	11,190	(N)
Wholesale trade	22,612	24,711	26,116	28,209	(N)
Retail trade	59,121	59,248	62,422	64,060	(N)
Finance, insurance, and real estate	32,640	33,726	35,983	38,659	(N)
Services	104,458	109,791	119,883	124,356	(N)
Government and government enterprises	59,151	60,988	62,574	62,793	(N)
Federal, civilian	6,507	6,282	6,139	6,277	(N)
Military	24,558	25,865	26,337	25,482	(N)
State and local	28,086	28,841	30,098	31,034	(N)
State government	1,564	1,558	(D)	(D)	(N)
Local government	26,522	27,283	(D)	(D)	(N)

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Will, Illinois [17197]

Item	1997	1998	1999	2000	2001
Employment by place of work					
Total full-time and part-time employment	161,788	168,169	178,172	186,259	189,169
By type					
Wage and salary employment	133,912	141,262	149,836	156,619	160,228
Proprietors employment	27,876	26,907	28,336	29,640	28,941
Farm proprietors employment	1,001	1,017	1,012	1,002	976
Nonfarm proprietors employment 2/	26,875	25,890	27,324	28,638	27,965
By industry					
Farm employment	1,466	1,426	1,467	1,476	(N)
Nonfarm employment	160,322	166,743	176,705	184,783	(N)
Private employment	138,486	144,097	152,932	159,986	(N)
Ag. services, forestry, fishing, & other 3/	3,105	3,355	3,691	3,982	(N)
Mining	319	359	413	391	(N)
Construction	14,592	15,130	16,205	17,334	(N)
Manufacturing	19,469	19,899	20,300	20,583	(N)
Transportation and public utilities	8,323	9,049	10,172	10,262	(N)
Wholesale trade	6,233	6,880	8,252	8,320	(N)
Retail trade	29,390	29,404	31,465	32,571	(N)
Finance, insurance, and real estate	10,906	11,606	11,972	12,600	(N)
Services	46,149	48,415	50,462	53,943	(N)
Government and government enterprises	21,836	22,646	23,773	24,797	(N)
Federal, civilian	793	813	863	966	(N)
Military	1,055	1,055	1,071	1,125	(N)
State and local	19,988	20,778	21,839	22,706	(N)
State government	4,137	4,218	(D)	4,382	(N)
Local government	15,851	16,560	(D)	18,324	(N)

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

DuPage, Illinois [17043]

Item	1997	1998	1999	2000	2001
Employment by place of work					
Total full-time and part-time employment	651,174	677,691	687,866	704,027	706,669
By type					
Wage and salary employment	575,936	600,147	613,648	625,728	625,333
Proprietors employment	75,238	77,544	74,218	78,299	81,336
Farm proprietors employment	79	80	80	79	77
Nonfarm proprietors employment 2/	75,159	77,464	74,138	78,220	81,259
By industry					
Farm employment	230	213	228	233	(N)
Nonfarm employment	650,944	677,478	687,638	703,794	(N)
Private employment	604,686	629,713	639,654	654,851	(N)
Ag. services, forestry, fishing, & other 3/	5,495	5,403	5,426	5,455	(N)
Mining	549	494	468	435	(N)
Construction	35,216	36,821	39,659	41,754	(N)
Manufacturing	78,089	80,102	82,564	83,261	(N)
Transportation and public utilities	38,541	40,979	40,233	41,225	(N)
Wholesale trade	58,226	61,323	64,292	66,262	(N)
Retail trade	108,548	108,602	109,753	113,783	(N)
Finance, insurance, and real estate	57,396	61,345	62,321	65,736	(N)
Services	222,626	234,644	234,938	236,940	(N)
Government and government enterprises	46,258	47,765	47,984	48,943	(N)
Federal, civilian	5,147	5,173	5,290	5,379	(N)
Military	2,043	1,996	1,957	1,986	(N)
State and local	39,068	40,596	40,737	41,578	(N)
State government	1,871	1,863	1,919	(D)	(N)
Local government	37,197	38,733	38,818	(D)	(N)

See footnotes at end of table.
Table CA25

May 2003

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA25 (SIC)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 1969-74 based on 1967 Standard Industrial Classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. The estimates for 1988-2000 are based on the 1987 SIC.

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

5/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

6/ Estimates for 1979 forward reflect Alaska Census Areas as defined in the 1980 Decennial Census; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

7/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

REGIONAL ECONOMIC PROFILE

Illinois State total (17000)

Item	1997	1998	1999	2000	2001
Place of residence profile					
Personal income (thousands of dollars)	340,594,248	362,081,389	373,812,619	401,802,726	413,043,768
Nonfarm personal income	338,811,267	360,920,562	373,037,929	400,641,466	411,953,054
Farm income	1,782,981	1,160,827	774,690	1,161,260	1,090,714
Derivation of personal income					
Net earnings 1/	231,507,299	246,085,352	259,591,259	276,401,675	281,609,063
Transfer payments	41,147,440	41,464,348	41,768,530	44,137,511	47,384,012
Income maintenance 2/	4,432,565	4,417,025	4,265,824	4,239,463	4,409,867
Unemployment insurance benefit payments	1,195,953	1,099,161	1,173,445	1,233,509	1,926,648
Retirement and other	35,518,922	35,948,162	36,329,261	38,664,539	41,047,497
Dividends, interest, and rent	67,939,509	74,531,689	72,452,830	81,263,540	84,050,693
Population (persons) 3/	12,185,715	12,271,847	12,359,020	12,440,846	12,520,227
Per capita incomes (dollars) 4/					
Per capita personal income	27,950	29,505	30,246	32,297	32,990
Per capita net earnings	18,998	20,053	21,004	22,217	22,492
Per capita transfer payments	3,377	3,379	3,380	3,548	3,785
Per capita income maintenance	364	360	345	341	352
Per capita unemployment insurance benefits	98	90	95	99	154
Per capita retirement and other	2,915	2,929	2,939	3,108	3,278
Per capita dividends, interest, and rent	5,575	6,073	5,862	6,532	6,713
Place of work profile					
Earnings by place of work ($000)	246,655,611	262,004,226	276,454,235	294,112,615	300,146,441
Wage and salary disbursements	196,020,631	210,183,729	222,400,881	236,443,363	240,714,813
Other labor income	22,191,307	23,220,845	24,376,617	25,771,377	26,883,282
Proprietors' income	28,443,673	28,599,652	29,676,737	31,897,875	32,548,346
Nonfarm proprietors' income	26,992,724	27,835,707	29,280,299	31,096,253	31,865,907
Farm proprietors' income	1,450,949	763,945	396,438	801,622	682,439
Total full-time and part-time employment	7,055,041	7,211,244	7,295,799	7,435,977	7,403,546
Wage and salary jobs	6,033,913	6,159,803	6,229,684	6,323,733	6,265,666
Number of proprietors	1,021,128	1,051,441	1,066,115	1,112,244	1,137,880
Number of nonfarm proprietors 5/	940,060	969,081	984,223	1,031,165	1,058,891
Number of farm proprietors	81,068	82,360	81,892	81,079	78,989
Average earnings per job (dollars)	34,962	36,333	37,892	39,553	40,541
Average wage and salary disbursements	32,486	34,122	35,700	37,390	38,418
Average nonfarm proprietors' income	28,714	28,724	29,750	30,156	30,094

See footnotes at end of table.

REGIONAL ECONOMIC PROFILE

Cook, Illinois [17031]

Item	1997	1998	1999	2000	2001
Place of residence profile					
Personal income (thousands of dollars)	157,028,711	167,259,214	171,623,322	183,897,913	189,321,308
Nonfarm personal income	157,020,305	167,253,615	171,617,224	183,891,147	189,313,793
Farm income	8,406	5,599	6,098	6,766	7,515
Derivation of personal income					
Net earnings 1/	105,425,618	112,399,616	118,316,589	125,094,543	127,849,796
Transfer payments	20,068,673	20,118,503	20,016,263	21,220,227	22,608,051
Income maintenance 2/	2,714,779	2,708,035	2,660,352	2,672,998	2,740,849
Unemployment insurance benefit payments	545,821	502,055	523,693	543,708	882,568
Retirement and other	16,808,073	16,908,413	16,832,218	18,003,521	18,984,634
Dividends, interest, and rent	31,534,420	34,741,095	33,290,470	37,583,143	38,863,461
Population (persons) 3/	5,322,117	5,345,537	5,365,344	5,378,702	5,383,211
Per capita incomes (dollars) 4/					
Per capita personal income	29,505	31,290	31,987	34,190	35,169
Per capita net earnings	19,809	21,027	22,052	23,257	23,750
Per capita transfer payments	3,771	3,764	3,731	3,945	4,200
Per capita income maintenance	510	507	496	497	509
Per capita unemployment insurance benefits	103	94	98	101	164
Per capita retirement and other	3,158	3,163	3,137	3,347	3,527
Per capita dividends, interest, and rent	5,925	6,499	6,205	6,987	7,219
Place of work profile					
Earnings by place of work ($000)	130,427,196	138,092,554	144,988,331	155,160,815	159,227,462
Wage and salary disbursements	104,241,683	110,834,544	116,570,984	124,959,620	125,966,048
Other labor income	11,247,788	11,684,467	12,179,294	12,913,367	13,335,077
Proprietors' income	14,937,725	15,573,543	16,238,053	17,287,828	19,926,337
Nonfarm proprietors' income	14,934,468	15,574,086	16,237,820	17,286,664	19,925,145
Farm proprietors' income	3,257	-543	233	1,164	1,192
Total full-time and part-time employment	3,239,749	3,302,533	3,306,111	3,360,242	3,326,941
Wage and salary jobs	2,865,929	2,913,398	2,897,714	2,930,168	2,874,569
Number of proprietors	373,820	389,135	408,397	430,074	452,372
Number of nonfarm proprietors 5/	373,559	388,870	408,133	429,813	452,117
Number of farm proprietors	261	265	264	261	255
Average earnings per job (dollars)	40,258	41,814	43,855	46,175	47,860
Average wage and salary disbursements	36,373	38,043	40,229	42,646	43,821
Average nonfarm proprietors' income	39,979	40,050	39,786	40,219	44,071

See footnotes at end of table.

Table CA30

May 2003

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

REGIONAL ECONOMIC PROFILE

Lake, Illinois [17097]

Item	1997	1998	1999	2000	2001
Place of residence profile					
Personal income (thousands of dollars)	24,169,881	26,283,128	27,710,172	30,816,361	32,291,206
Nonfarm personal income	24,160,848	26,278,088	27,703,076	30,808,235	32,281,139
Farm income	9,033	5,040	7,096	8,126	10,067
Derivation of personal income					
Net earnings 1/	17,613,664	18,996,646	20,105,354	22,393,379	23,414,985
Transfer payments	1,338,631	1,380,490	1,435,002	1,546,598	1,696,807
Income maintenance 2/	87,973	88,230	79,659	77,680	83,475
Unemployment insurance benefit payments	36,032	36,250	49,816	53,388	89,248
Retirement and other	1,214,626	1,256,010	1,305,527	1,415,530	1,524,084
Dividends, interest, and rent	5,217,586	5,905,992	6,169,816	6,876,384	7,179,414
Population (persons) 3/	609,714	621,618	633,094	648,499	661,789
Per capita incomes (dollars) 4/					
Per capita personal income	39,641	42,282	43,769	47,520	48,794
Per capita net earnings	28,888	30,560	31,757	34,531	35,381
Per capita transfer payments	2,196	2,221	2,267	2,385	2,564
Per capita income maintenance	144	142	126	120	126
Per capita unemployment insurance benefits	59	58	79	82	135
Per capita retirement and other	1,992	2,021	2,062	2,183	2,303
Per capita dividends, interest, and rent	8,557	9,501	9,745	10,604	10,848
Place of work profile					
Earnings by place of work ($000)	14,639,291	15,943,308	16,839,045	18,512,253	19,528,577
Wage and salary disbursements	11,308,993	12,521,191	13,567,827	15,000,547	15,755,520
Other labor income	1,506,745	1,594,899	1,705,479	1,840,554	1,972,847
Proprietors' income	1,823,553	1,827,218	1,565,739	1,671,152	1,800,210
Nonfarm proprietors' income	1,821,660	1,830,732	1,566,781	1,670,722	1,798,932
Farm proprietors' income	1,893	-3,514	-1,042	430	1,278
Total full-time and part-time employment	372,911	386,484	405,189	419,347	427,105
Wage and salary jobs	318,764	331,984	348,795	359,964	366,242
Number of proprietors	54,147	54,500	56,394	59,383	60,863
Number of nonfarm proprietors 5/	53,856	54,204	56,100	59,092	60,579
Number of farm proprietors	291	296	294	291	284
Average earnings per job (dollars)	39,257	41,252	41,558	44,145	45,723
Average wage and salary disbursements	35,478	37,716	38,899	41,672	43,019
Average nonfarm proprietors' income	33,825	33,775	27,928	28,273	29,696

See footnotes at end of table.

REGIONAL ECONOMIC PROFILE

Will, Illinois [17197]

Item	1997	1998	1999	2000	2001
Place of residence profile					
Personal income (thousands of dollars)	10,982,426	11,583,460	12,327,340	13,666,286	14,624,740
Nonfarm personal income	10,960,259	11,562,628	12,309,005	13,646,795	14,604,975
Farm income	22,167	20,832	18,335	19,491	19,765
Derivation of personal income					
Net earnings 1/	8,308,047	8,707,639	9,404,809	10,406,565	11,162,175
Transfer payments	1,019,858	1,067,551	1,108,365	1,207,777	1,358,281
Income maintenance 2/	77,894	79,611	71,526	70,672	77,414
Unemployment insurance benefit payments	44,091	41,440	49,450	50,388	83,301
Retirement and other	897,873	946,500	987,389	1,086,717	1,197,566
Dividends, interest, and rent	1,654,521	1,808,270	1,814,166	2,051,944	2,104,284
Population (persons) 3/	450,816	467,549	486,207	508,277	532,785
Per capita incomes (dollars) 4/					
Per capita personal income	24,361	24,775	25,354	26,887	27,450
Per capita net earnings	18,429	18,624	19,343	20,474	20,951
Per capita transfer payments	2,262	2,283	2,280	2,376	2,549
Per capita income maintenance	173	170	147	139	145
Per capita unemployment insurance benefits	98	89	102	99	156
Per capita retirement and other	1,992	2,024	2,031	2,138	2,248
Per capita dividends, interest, and rent	3,670	3,868	3,731	4,037	3,950
Place of work profile					
Earnings by place of work ($000)	4,799,176	5,125,454	5,691,497	6,065,507	6,538,308
Wage and salary disbursements	3,863,811	4,232,643	4,693,379	5,005,375	5,435,111
Other labor income	441,716	471,221	521,400	556,431	610,290
Proprietors' income	493,649	421,590	476,718	503,701	492,907
Nonfarm proprietors' income	480,167	411,149	468,278	493,592	483,823
Farm proprietors' income	13,482	10,441	8,440	10,109	9,084
Total full-time and part-time employment	161,788	168,169	178,172	186,259	189,169
Wage and salary jobs	133,912	141,262	149,836	156,619	160,228
Number of proprietors	27,876	26,907	28,336	29,640	28,941
Number of nonfarm proprietors 5/	26,875	25,890	27,324	28,638	27,965
Number of farm proprietors	1,001	1,017	1,012	1,002	976
Average earnings per job (dollars)	29,663	30,478	31,944	32,565	34,563
Average wage and salary disbursements	28,853	29,963	31,323	31,959	33,921
Average nonfarm proprietors' income	17,867	15,881	17,138	17,236	17,301

See footnotes at end of table.
Table CA30

May 2003

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

DuPage, Illinois [17043]

Item	1997	1998	1999	2000	2001
Place of residence profile					
Personal income (thousands of dollars)	34,866,695	37,964,502	40,285,922	43,479,787	42,932,126
Nonfarm personal income	34,860,952	37,962,075	40,282,535	43,475,121	42,926,779
Farm income	5,743	2,427	3,387	4,666	5,347
Derivation of personal income					
Net earnings 1/	26,107,397	28,469,957	30,863,650	32,850,164	31,801,677
Transfer payments	2,099,628	2,139,351	2,201,437	2,341,599	2,558,649
Income maintenance 2/	90,260	90,164	81,939	78,544	84,336
Unemployment insurance benefit payments	64,221	58,228	67,102	67,235	124,598
Retirement and other	1,945,147	1,990,959	2,052,396	2,195,820	2,349,715
Dividends, interest, and rent	6,659,670	7,355,194	7,220,835	8,288,024	8,571,800
Population (persons) 3/	874,404	886,168	898,083	906,887	916,277
Per capita incomes (dollars) 4/					
Per capita personal income	39,875	42,841	44,858	47,944	46,855
Per capita net earnings	29,857	32,127	34,366	36,223	34,707
Per capita transfer payments	2,401	2,414	2,451	2,582	2,792
Per capita income maintenance	103	102	91	87	92
Per capita unemployment insurance benefits	73	66	75	74	136
Per capita retirement and other	2,225	2,247	2,285	2,421	2,564
Per capita dividends, interest, and rent	7,616	8,300	8,040	9,139	9,355
Place of work profile					
Earnings by place of work ($000)	26,627,927	29,427,205	32,265,508	33,853,270	33,038,497
Wage and salary disbursements	20,944,150	23,428,415	25,517,190	26,719,504	27,235,320
Other labor income	2,069,740	2,258,776	2,409,817	2,527,407	2,711,731
Proprietors' income	3,614,037	3,740,014	4,338,501	4,606,359	3,091,446
Nonfarm proprietors' income	3,611,941	3,741,966	4,339,274	4,605,619	3,090,595
Farm proprietors' income	2,096	-1,952	-773	740	851
Total full-time and part-time employment	651,174	677,691	687,866	704,027	706,669
Wage and salary jobs	575,936	600,147	613,648	625,728	625,333
Number of proprietors	75,238	77,544	74,218	78,299	81,336
Number of nonfarm proprietors 5/	75,159	77,464	74,138	78,220	81,259
Number of farm proprietors	79	80	80	79	77
Average earnings per job (dollars)	40,892	43,423	46,907	48,085	46,752
Average wage and salary disbursements	36,365	39,038	41,583	42,701	43,553
Average nonfarm proprietors' income	48,057	48,306	58,530	58,880	38,034

See footnotes at end of table.

Footnotes for Table CA30
Regional Economic Profiles

1/ Total earnings less personal contributions for social insurance adjusted to place of residence.

2/ Consists largely of supplemental security income payments, family assistance, general assistance payments, food stamp payments, and other assistance payments, including emergency assistance.

3/ Census Bureau midyear population estimates. Estimates for 2000-2001 reflect county population estimates available as of April 2003 except for Prince George's and Montgomery, MD. A portion of Takoma Park, MD was annexed from Prince George's County, MD to Montgomery County, MD on March 1, 1997. The Census Bureau adjusted their population estimates to reflect this annexation back through 1990. The Prince George's MD and Montgomery, MD population estimates for 1990-1996 have been adjusted by BEA to be consistent with BEA income estimates, which do not reflect the annexation. The Census Bureau has revised county population figures for Franklin, FL and Gulf, FL; Adams, WI and Marquette, WI; and for Grayson, VA, Russell, VA, and Wise + Norton, VA for 2000-2001 as part of its Count Question Resolution program for challenges to group quarter or housing units figures from the 2000 Census. Census has not yet adjusted population figures for these areas prior to 2000 in order to be consistent with the newly revised 2000-2001 population.

4/ Type of income divided by population yields a per capita measure for that type of income.

5/ Excludes limited partners.

6/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

7/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

8/ Estimates for 1979 forward reflect Alaska Census Areas as defined in the 1980 Decennial Census; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

9/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

(L) Less than $50,000 or less than 10 jobs, as appropriate, but the estimates for this item are included in the totals.

(N) Data not available for this year.

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 21, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	93,159	271	12-31	05/59	107.88	16,479
WES	Westcorp of Irvine CA	NYSE	California	Thrift	14,999	18	12-31	05/86	42.98	2,228
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	14,496 M	10	12-31	/	34.95	2,135
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	14,222	170	12-31	01/71	55.03	1,539
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	5,525	29	12-31	12/83	48.30	792
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	4,744	3	12-31	12/02	22.34	1,187
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,644	26	03-31	03/96	38.90	653
UPFCE	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,684	4	12-31	04/98	16.29	263
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,319	12	06-30	06/96	25.86	183
HWFG	Harrington West Fncl Grp of CA	OTC	South CA,KS,AZ	Thrift	1,050	11	12-31	11/02	16.90	89
KFED	K-Fed Bancorp of CA MHC (39.1)	OTC	Southern CA	Thrift	923 P	4	12-31	03/04	13.65	199
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	665	9	12-31	08/02	24.15	113
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	424	3	12-31	06/97	11.00	58
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	254	4	12-31	01/96	12.10	18
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	8,262	41	09-30	12/85	28.60	858
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,429	73	12-31	11/83	18.91	1,130
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	3,403	42	12-31	05/01	38.09	576
HARB	Harbor Florida Bancshrs of FL	OTC	EastCentral FL	Thrift	2,592	33	09-30	03/98	32.10	764
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	1,011	14	12-31	01/94	26.74	145
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	515	5	12-31	12/97	8.22	55
FCFL	First Community Bk Corp of FL	OTC	West Central FL	Thrift	215	3	12-31	/	21.65	46
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	48,687	522	12-31	08/86	22.23	6,899
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	25,955	85	12-31	01/94	45.01	5,936
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	24,087	151	12-31	11/93	21.58	5,708
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,334	86	12-31	11/93	36.79	2,826
HCBK	Hudson Cty Bcp MHC of NJ(34.5) (3)	OTC	New Jersey	Thrift	18,671	82	12-31	07/99	35.13	6,575
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	18,018	81	12-31	03/98	40.49	3,377
NWSB	Northwest Bcrp MHC of PA(41.4)	OTC	PA,NY,OH,MD	Thrift	5,779	146	06-30	11/94	21.31	1,022
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,443	61	12-31	10/00	27.99	935
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	4,296	55	12-31	01/03	17.61	1,058
FNFG	First Niagara Fin. Group of NY (3)	OTC	North/Central NY	Thrift	3,589 D	47	12-31	01/03	13.49	1,129
DCOM	Dime Community Bancshare of NY (3)	OTC	New York City NY	Thrift	3,470	20	12-31	06/96	17.36	648
TRST	TrustCo Bank Corp NY of NY	OTC	NY,FL,VT	Thrift	2,849	61	12-31	/	13.07	970
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,610	51	03-31	07/98	19.11	582
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	2,400	21	12-31	11/86	52.11	366
PRTR	Partners Trust Fin. Grp. of NY	OTC	Central NY	Thrift	2,183 P	17	12-31	07/04	10.15	282
KNBT	KNBT Bancorp, Inc. of PA	OTC	Eastern PA	Thrift	2,057 M	40	12-31	11/03	16.78	484
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	2,028	11	12-31	11/95	18.72	360
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,902	22	06-30	07/94	31.30	212
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,857	17	12-31	07/96	24.54	325
PBCP	Provident Bancorp, Inc. of NY	OTC	Southeastern NY	Thrift	1,783	20	09-30	01/04	11.58	459
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,612	39	06-30	07/87	26.35	147
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,362	17	12-31	06/90	13.78	148
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,240	40	12-31	12/88	17.77	116
WGBC	Willow Grove Bancorp Inc of PA	OTC	Philadelphia PA	Thrift	922	14	06-30	04/02	16.37	162
SFFS	Sound Fed Bancorp, Inc. of NY	OTC	NY,CT	Thrift	915	10	03-31	01/03	14.13	177
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	881	16	09-30	04/98	16.80	70
SYNF	Synergy Financial Group of NJ	OTC	Central NJ	Thrift	800	18	12-31	01/04	10.50	131
CSBK	Clifton Svg Bp MHC of NJ(45.0)	OTC	Northeast NJ	Thrift	761	10	03-31	03/04	11.93	364
BCSB	BCSB Bankcorp MHC of MD (36.4)	OTC	Northeast MD	Thrift	750	16	09-30	07/98	15.26	90
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	718	10	12-31	12/97	32.70	147
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	708	5	09-30	08/87	29.00	66
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	644	9	12-31	11/89	22.66	113

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 21, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	636	13	09-30	06/88	22.00	59
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	625	14	12-31	07/94	27.99	81
SVBI	Severn Bancorp, Inc. of MD	OTC	Central Maryland	Thrift	621	2	12-31	/	34.25	142
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	565	7	09-30	01/95	21.40	41
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	553	5	03-31	10/94	18.55	42
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	504	9	09-30	06/99	6.12	18
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	471 M	5	07-31	08/88	11.85	87
ONFC	Oneida Fincl MHC of NY (42.4)	OTC	Central NY	Thrift	431	9	12-31	12/98	11.00	82
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	400 M	6	06-30	11/93	17.80	44
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	383	8	12-31	03/95	30.05	103
PHSB	PHSB Financial Corp. of PA	OTC	Western PA	Thrift	323	10	12-31	12/01	26.85	78
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	319 M	8	06-30	01/97	25.71	36
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	314	6	12-31	03/85	30.47	33
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	301 M	8	06-30	02/87	23.80	46
PBHC	Pathfinder BC MHC of NY (35.3) (3)	OTC	Central NY	Thrift	300	6	12-31	11/95	16.07	39
GCBC	Green Co Bcrp MHC of NY (43.9)	OTC	Southeast NY	Thrift	285	6	06-30	12/98	30.94	64
ROME	Rome Bncp Inc MHC of NY (38.5) (3)	OTC	Central NY	Thrift	265	4	12-31	10/99	29.00	123
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	201 M	4	12-31	06/85	20.56	32
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	183	2	03-31	10/02	18.58	31
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	98	2	09-30	03/99	13.25	30
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	11,966	95	12-31	04/97	22.00	1,345
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,714	191	12-31	12/84	27.99	1,116
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	9,375	41	12-31	01/90	43.79	1,431
CFFN	Capitol Fd Fn MHC of KS (29.2)	OTC	Kansas	Thrift	8,447	35	09-30	04/99	34.55	2,556
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,840	54	03-31	07/92	26.32	605
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,685	87	12-31	11/89	29.99	675
BKMU	Bank Mutual Corp of WI	OTC	WI,MN	Thrift	3,107	69	12-31	10/03	11.97	936
TONE	TierOne Corp. of Lincoln NE	OTC	NE,IA,KS	Thrift	2,255	58	12-31	10/02	21.65	396
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	2,247	24	06-30	01/99	19.79	300
UCFC	United Community Fin. of OH	OTC	Youngstown OH,PA	Thrift	2,184	34	12-31	07/98	11.70	365
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,472	19	12-31	07/98	13.60	167
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,346	9	09-30	09/85	37.97	321
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,294	15	12-31	03/01	22.12	183
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,073	17	12-31	10/95	26.52	168
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,069	23	12-31	/	15.09	111
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	951	8	12-31	04/98	25.01	116
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	914	13	12-31	06/94	26.99	120
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	852	15	09-30	03/00	23.50	92
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	823 M	34	06-30	04/92	16.27	57
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	818	17	12-31	12/99	23.21	115
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	758	16	09-30	09/93	21.50	54
PVFC	PVF Capital Corp. of Solon OH	OTC	Cleveland OH	R.E.	742 M	15	06-30	12/92	13.96	98
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	713	21	09-30	04/98	16.25	74
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	633 M	15	06-30	04/99	23.01	86
HFBC	HopFed Bancorp, Inc. of KY	OTC	Southwest KY	Thrift	582	8	12-31	02/98	16.24	59
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	581	9	12-31	12/98	18.70	83
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	567	7	09-30	12/98	19.14	105
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	554	6	09-30	08/88	21.45	99
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	511	13	09-30	10/94	34.80	83
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	493	15	09-30	07/87	21.51	73
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	450	9	12-31	03/96	38.25	60
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN	Thrift	429	9	12-31	03/87	17.15	54
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	428	7	09-30	03/94	30.12	40
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	418	12	12-31	01/99	20.56	58
WAYN	Wayne Savings Bancshares of OH	OTC	Central OH	Thrift	386	11	03-31	01/03	16.28	61
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	362	3	06-30	05/01	31.09	121
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	343	5	12-31	02/95	23.97	33
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	334	5	12-31	05/96	23.10	35
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	312	8	06-30	04/94	15.17	34

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 21, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FFBI	First Federal Bancshares of IL	OTC	Westcentrl IL,MO	Thrift	308	8	12-31	09/00	20.42	27
STBI	Sturgis Bancorp, Inc. of MI	OTC	Southcentral MI	Thrift	294 M	11	12-31	11/88	14.00	38
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	292	5	12-31	08/02	14.02	38
CHEV	Cheviot Fin Cp MHC of OH(45.0)	OTC	Cincinnati, OH	Thrift	279	4	12-31	01/04	10.90	108
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	273	7	12-31	01/88	21.00	35
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	271	3	12-31	08/96	30.62	35
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	268 M	10	06-30	12/93	20.00	33
JXSB	Jcksnville Bcp MHC of IL(46.8)	OTC	Central IL	Thrift	266	8	12-31	04/95	15.82	31
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	262	6	12-31	12/97	18.00	36
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	258	5	12-31	12/96	23.75	38
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	258	6	09-30	07/92	13.12	43
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	239 M	4	06-30	04/93	21.05	27
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	237 M	7	06-30	04/99	20.70	34
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	225	3	12-31	06/95	21.28	31
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	223	8	12-31	04/95	27.50	32
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	221	3	12-31	04/01	11.87	30
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	204	4	12-31	06/98	5.80	20
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	193	5	12-31	08/87	1.60	18
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	163 M	2	06-30	05/95	22.96	38
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	158 M	3	06-30	03/98	19.68	33
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	157	3	12-31	06/95	28.91	21
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	154	3	12-31	04/96	15.01	15
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	153	2	12-31	12/96	15.54	13
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	152	3	12-31	01/95	17.00	25
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	138 M	3	06-30	07/95	24.00	30
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	137 M	4	06-30	04/97	15.45	22
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	137 M	3	06-30	04/96	14.00	17
FFFS	First Fed Serv MHC of IL(45.0)	OTC	West Central IL	Thrift	135	1	12-31	06/04	12.88	50
GCFC	Central Federal Corp. of OH	OTC	Northeast OH	Thrift	129	3	12-31	12/98	12.40	25
PBNC	PFS Bancorp Inc. of Aurora IN	OTC	Southeastern IN	Thrift	125	3	12-31	10/01	21.50	32
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122 M	3	06-30	02/95	13.67	15
WCFB	Wbstr Cty Fed MHC of IA (39.0)	OTC	Central IA	Thrift	105	1	12-31	08/94	13.50	51
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	97	1	12-31	10/98	18.40	25
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	60 M	2	06-30	07/96	5.75	8
New England Companies										
PBCT	Peoples Bank MHC of CT (41.7) (3)	OTC	CT	Div.	10,659	155	12-31	07/88	34.97	3,277
NABC	NewAlliance Bancshares of CT	OTC	Connecticut	Thrift	6,391	74	12-31	04/04	13.89	1,586
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,699	18	12-31	10/95	41.56	189
BRKL	Brookline Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,610	6	12-31	07/02	15.89	939
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,296	14	12-31	06/00	39.14	230
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	980	15	12-31	05/86	36.72	161
WRO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	882	9	12-31	03/99	39.60	145
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	789	10	12-31	12/01	22.95	231
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	731	20	12-31	02/86	28.73	121
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	605	14	12-31	05/86	30.00	62
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	526	7	12-31	12/88	42.00	87
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	518 M	12	06-30	08/87	19.15	48
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	508	10	03-31	10/86	32.50	54
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	476	6	12-31	05/86	19.80	85
MYST	Mystic Financial, Inc. of MA (3)	OTC	Eastern MA	Thrift	428 M	6	06-30	01/98	40.28	63
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	209 D	5	04-30	12/87	18.99	39
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,284	118	09-30	11/82	25.74	2,019
STSA	Sterling Financial Corp of WA	OTC	WA,ID,MT,OR	M.B.	6,259	83	12-31	06/83	35.33	799
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	964	10	12-31	12/85	24.50	129
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	878	16	03-31	08/86	19.70	203
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	769	15	03-31	10/99	25.44	175

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 21, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
RPFG	Ranier Pacific Fin Group of WA	OTC	Western WA	Thrift	761	12	12-31	10/03	17.91	151
FBNW	FirstBank NW Corp. of WA	OTC	West WA,ID,OR	Thrift	733	20	03-31	07/97	28.65	85
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	515	13	03-31	10/97	20.78	100
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	438	15	09-30	01/98	22.98	89
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	OTC		Thrift	5,176	0		/	11.06	516
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC,NC	Thrift	2,452	44	09-30	11/83	30.75	381
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,280	18	09-30	09/90	14.40	228
CHFN	Charter Fincl MHC of GA (18.4)	OTC	SW GA, East. AL	Thrift	1,068	8	09-30	10/01	35.96	704
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	713	15	12-31	05/96	21.24	110
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	580	14	09-30	04/95	39.35	90
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	495 M	9	12-31	10/02	12.94	97
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	355	8	03-31	03/88	18.72	39
JFBI	Jefferson Bancshares Inc of TN	OTC	Eastern TN	Thrift	308 M	1	06-30	07/03	13.25	111
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	212	2	12-31	10/96	10.07	31
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	209	4	12-31	04/97	18.41	24
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	203	3	09-30	07/00	40.09	45
FIFG	1st Independence Fin Grp of KY	OTC		Thrift	180	0		/	19.45	24
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	157 M	2	06-30	12/97	15.50	28
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	139	3	09-30	02/95	16.05	12
UTBI	United Tenn. Bankshares of TN	OTC	Eastern TN	Thrift	123	3	12-31	01/98	18.65	22
South-West Companies										
FBTX	Franklin Bank Corp of TX	OTC	Austen	Thrift	3,070	0	12-31	/	17.21	365
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	285	7	12-31	08/86	13.70	17
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	239 M	2	06-30	06/95	19.65	23
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,CO,AZ	Thrift	1,737	4	12-31	10/96	12.06	79
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 09/21/04

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of September 10, 2004

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	22.35	475.05	1.02	14.19	17.80	160.85	17.14	175.25	19.75	0.47	2.17	35.89	2,968	10.74	0.55	0.82	8.71	0.71	7.21
	Special Selection Grouping(8)	20.32	88.29	1.07	15.21	16.92	141.85	12.03	156.35	19.97	0.49	2.39	44.70	745	8.73	0.57	0.79	9.14	0.61	7.02
	Comparable Group																			
	Special Comparative Group(8)																			
EFC	EFC Bancorp, Inc of Elgin IL	25.01	116.37	1.43	17.13	16.45	146.00	12.24	146.00	17.49	0.61	2.44	42.66	951	8.38	0.27	0.78	9.01	0.74	8.48
FFHH	FSF Financial Corp. of MN(7)	34.80	83.03	0.77	21.64	19.12	160.81	16.25	177.28	NM	1.40	4.02	NM	511	10.11	1.43	0.83	8.41	0.35	3.56
FFSX	First Federal Bankshares of IA	23.01	86.06	1.26	19.34	15.44	118.98	13.59	160.68	18.26	0.40	1.74	31.75	633	11.42	NA	0.88	7.88	0.74	6.66
CASH	First Midwest Fin., Inc. of IA	21.50	53.69	1.92	17.95	12.65	119.78	7.09	129.60	11.20	0.52	2.42	27.08	758	5.92	0.12	0.55	9.40	0.62	10.61
HFFC	HF Financial Corp. of SD	16.27	57.48	0.85	14.37	14.40	113.22	6.98	125.44	19.14	0.43	2.64	50.59	823	6.17	0.27	0.50	7.92	0.38	5.96
HMNF	HMN Financial, Inc. of MN	26.99	120.29	1.66	18.20	12.27	148.30	13.16	156.37	16.26	0.88	3.26	53.01	914	8.87	0.38	1.15	12.22	0.87	9.22
HFBC	HopFed Bancorp, Inc. of KY	16.24	59.06	0.98	12.75	14.90	127.37	10.14	145.00	16.57	0.48	2.96	48.98	582	7.96	0.16	0.74	8.37	0.67	7.52
LNCB	Lincoln Bancorp of IN	18.70	82.84	0.74	18.18	24.29	102.86	14.25	105.65	25.27	0.52	2.78	70.27	581	13.86	0.85	0.59	4.29	0.57	4.13
MFSF	MutualFirst Fin. Inc. of IN	23.21	114.87	1.31	18.64	15.58	124.52	14.04	125.80	17.72	0.48	2.07	36.64	818	11.27	0.57	0.91	7.72	0.80	6.78
PVFC	PVF Capital Corp. of Solon OH	13.96	98.08	0.45	8.86	13.05	157.56	13.23	157.56	31.02	0.27	1.93	60.00	742	8.39	1.47	1.06	12.51	0.44	5.26
PCBI	Peoples Community Bcrp. of OH	23.50	91.63	0.70	19.16	32.19	122.65	10.75	132.02	33.57	0.60	2.55	NM	852	8.77	NA	0.33	4.60	0.32	4.41
PFSL	Pocahontas Bancorp, Inc. of AR	16.25	74.28	1.23	10.87	13.21	149.49	10.42	216.67	13.21	0.32	1.97	26.02	713	6.97	1.00	0.76	10.65	0.76	10.65
PULB	Pulaski Fin Cp of St. Louis MO	19.14	104.77	0.31	7.05	18.58	271.49	18.49	275.40	NM	0.36	1.88	NM	567	6.81	0.65	1.19	15.12	0.36	4.55
WFI	Winton Financial Corp. of OH(7)	21.45	98.80	0.82	9.98	20.43	214.93	17.84	215.36	26.16	0.45	2.10	54.88	554	8.30	1.01	0.87	10.52	0.68	8.22

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets $500 Million-$1 Billion; Mid-West Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of September 10, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	22.35	475.05	1.02	14.19	17.80	160.85	17.14	175.25	19.75	0.47	2.17	35.89	2,968	10.74	0.55	0.82	8.71	0.71	7.21
Special Selection Grouping(8)	23.93	584.76	1.17	15.02	15.75	160.24	16.80	180.30	20.33	0.65	2.71	42.29	4,385	10.71	0.68	0.97	10.20	0.75	7.65
Comparable Group																			
Special Comparative Group(8)																			
ABCW Anchor BanCorp Wisconsin of WI	26.32	605.31	1.29	13.38	13.78	196.71	15.76	211.07	20.40	0.50	1.90	38.76	3,840	8.01	0.50	1.18	14.64	0.80	9.89
BKMU Bank Mutual Corp of WI	11.97	936.44	0.29	9.07	NM	131.97	30.14	143.70	NM	0.20	1.67	68.97	3,107	22.83	0.29	0.86	4.56	0.76	4.01
CITZ CFS Bancorp, Inc of Munster IN	13.60	167.16	0.19	12.57	NM	108.19	11.36	109.24	NM	0.44	3.24	NM	1,472	10.50	1.66	0.20	1.98	0.15	1.50
CAFI Camco Fin Corp of Cambridge OH	15.09	111.05	0.45	12.46	23.58	121.11	10.39	125.12	33.53	0.58	3.84	NM	1,069	8.58	1.31	0.45	5.04	0.31	3.54
CFFN Capitol Fd Fn MHC of KS (29.2)	34.55	742.79	0.36	13.03	NM	265.16	30.25	265.16	NM	2.00	5.79	NM	8,447	11.41	0.15	0.31	2.74	0.31	2.74
CTZN Citizens First Bancorp of MI	22.12	183.37	1.11	19.15	18.91	115.51	14.17	126.26	19.93	0.36	1.63	32.43	1,294	12.27	0.63	0.84	6.18	0.79	5.87
CFB Commercial Federal Corp. of NE	27.99	1115.99	2.69	18.84	13.79	148.57	9.53	194.38	10.41	0.54	1.93	20.07	11,714	6.41	0.59	0.66	10.73	0.87	14.22
FDEF First Defiance Fin. Corp of OH	26.52	167.55	1.37	19.70	13.81	134.62	15.61	159.38	19.36	0.80	3.02	58.39	1,073	11.60	0.28	1.16	9.77	0.83	6.97
FTFC First Fed. Capital Corp. of WI(7)	29.99	675.28	0.70	12.63	18.51	237.45	18.33	347.91	NM	0.60	2.00	NM	3,685	7.72	0.33	1.08	14.12	0.47	6.10
FPFC First Place Fin. Corp. of OH	19.79	299.64	0.64	14.74	21.28	134.26	13.33	201.32	30.92	0.56	2.83	NM	2,247	9.93	0.65	0.80	7.28	0.55	5.01
FBC Flagstar Bancorp, Inc. of MI	22.00	1345.10	1.69	11.61	6.55	189.49	11.24	189.49	13.02	1.00	4.55	59.17	11,966	5.93	0.82	1.84	32.18	0.93	16.19
MAFB MAF Bancorp, Inc. of IL	43.79	1430.53	2.65	27.74	15.00	157.86	15.26	226.66	16.52	0.84	1.92	31.70	9,375	9.67	0.33	1.19	12.34	1.08	11.20
NASB NASB Fin, Inc. of Grandview MO	37.97	321.15	1.91	15.79	12.78	240.47	23.86	246.40	19.88	0.80	2.11	41.88	1,346	9.92	1.44	2.05	19.58	1.32	12.59
TONE TierOne Corp. of Lincoln NE	21.65	395.89	1.18	14.42	16.78	150.14	17.55	150.14	18.35	0.20	0.92	16.95	2,255	11.69	0.25	1.06	7.58	0.97	6.94
UCFC United Community Fin. of OH	11.70	364.63	0.55	7.84	16.96	149.23	16.70	175.94	21.27	0.30	2.56	54.55	2,184	11.19	0.66	1.04	8.14	0.83	6.49

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets Over $1 Billion; Mid-West Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2003 (000)	Proj. Pop. 2008	2000-2003 % Change	2003-2008 % Change	Per Capita Inco... Amount	Per Capita Inco... % State Average	... Share(1)
TierOne Corp. of Lincoln, NE	Lancaster	250	259	272	3.3%	5.4%	24,230	109.1%	3.9%
United Community Financial Corp. of OH	Mahoning	258	253	246	-1.7%	-2.8%	20,706	87.3%	21.1%
First Place Fin. Corp. of OH	Trumbull	225	222	218	-1.2%	-2.0%	21,103	89.0%	21.5%
CFS Bancorp, Inc. of Munster, IN	Lake	485	483	481	-0.2%	-0.5%	22,253	96.7%	9.4%
Citizens First Bancorp, Inc. of MI	St. Clair	164	168	176	2.6%	4.2%	24,524	97.5%	28.5%
Camco Fin. Corp. of Cambridge, OH	Guernsey	41	41	40	-0.4%	-0.3%	16,825	70.9%	42.1%
First Defiance Fin. Corp. of OH	Defiance	40	39	38	-1.4%	-1.9%	21,957	92.6%	39.4%
EFC Bancorp, Inc. of Elgin, IL	Kane	404	434	483	7.5%	11.1%	27,554	106.4%	7.4%
HF Financial Corp. of Sioux Falls, SD	Minnehaha	148	154	163	3.8%	5.9%	23,313	116.9%	6.6%
MutualFirst Financial, Inc. of Muncie, IN	Delaware	119	118	117	-0.6%	-1.2%	21,345	92.8%	20.9%
	Averages:	213	217	223	1.2%	1.8%	22,381	95.9%	20.1%
	Medians:	195	195	197	-0.3%	-0.4%	22,105	94.7%	21.0%
BankFinancial Corporation	Cook	5,377	5,425	5,508	0.9%	1.5%	25,977	100.3%	0.5%

(1) Total institution deposits in headquarters county as percent of total county deposits.

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2003 (000)	Proj. Pop. 2008	2000-2003 % Change	2003-2008 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
TierOne Corp. of Lincoln, NE	Lancaster	250	259	272	3.3%	5.4%	24,230	109.1%	3.9%
United Community Financial Corp. of OH	Mahoning	258	253	246	-1.7%	-2.8%	20,706	87.3%	21.1%
First Place Fin. Corp. of OH	Trumbull	225	222	218	-1.2%	-2.0%	21,103	89.0%	21.5%
CFS Bancorp, Inc. of Munster, IN	Lake	485	483	481	-0.2%	-0.5%	22,253	96.7%	9.4%
Citizens First Bancorp, Inc. of MI	St. Clair	164	168	176	2.6%	4.2%	24,524	97.5%	28.5%
Camco Fin. Corp. of Cambridge, OH	Guernsey	41	41	40	-0.4%	-0.3%	16,825	70.9%	42.1%
First Defiance Fin. Corp. of OH	Defiance	40	39	38	-1.4%	-1.9%	21,957	92.6%	39.4%
EFC Bancorp, Inc. of Elgin, IL	Kane	404	434	483	7.5%	11.1%	27,554	106.4%	7.4%
HF Financial Corp. of Sioux Falls, SD	Minnehaha	148	154	163	3.8%	5.9%	23,313	116.9%	6.6%
MutualFirst Financial, Inc. of Muncie, IN	Delaware	119	118	117	-0.6%	-1.2%	21,345	92.8%	20.9%
	Averages:	213	217	223	1.2%	1.8%	22,381	95.9%	20.1%
	Medians:	195	195	197	-0.3%	-0.4%	22,105	94.7%	21.0%
BankFinancial Corporation	Cook	5,377	5,425	5,508	0.9%	1.5%	25,977	100.3%	0.5%

(1) Total institution deposits in headquarters county as percent of total county deposits.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(149)	22.28	16,310	482.2	25.24	18.65	22.05	0.95	12.30	-0.47	1.29	1.06	14.96	13.74	167.06
NYSE Traded Companies(11)	41.45	79,529	3,376.7	44.68	32.45	40.83	1.85	24.62	6.26	3.12	2.52	21.06	19.74	293.34
AMEX Traded Companies(9)	22.66	3,941	78.1	25.16	18.24	22.22	2.07	18.59	2.72	1.21	0.99	15.28	15.10	182.20
NASDAQ Listed OTC Companies(129)	20.41	10,969	227.7	23.37	17.34	20.23	0.79	10.73	-1.32	1.11	0.93	14.36	13.08	153.94
California Companies(13)	37.14	34,557	2,140.0	39.55	28.36	36.66	1.17	28.28	11.37	2.59	1.99	19.29	18.54	257.37
Florida Companies(7)	24.90	20,412	510.5	26.67	18.73	24.63	1.08	25.91	10.99	1.25	1.21	10.91	10.49	152.30
Mid-Atlantic Companies(33)	20.59	27,161	627.0	24.29	17.76	20.35	1.57	9.55	-6.25	1.06	0.88	13.02	11.47	164.27
Mid-West Companies(68)	20.28	7,636	160.9	23.45	17.53	20.14	0.46	7.44	-2.10	1.25	1.05	15.44	14.38	156.55
New England Companies(4)	27.83	39,969	597.8	30.63	21.04	27.54	1.13	33.13	12.26	1.43	1.25	17.82	14.26	195.88
North-West Companies(6)	25.23	20,191	540.5	26.35	21.01	24.90	1.04	23.52	3.21	1.35	1.25	16.79	14.04	154.48
South-East Companies(14)	19.21	8,202	129.4	21.82	16.73	18.88	1.37	6.62	-3.72	0.83	0.56	14.26	13.74	134.31
South-West Companies(3)	15.46	11,226	191.0	17.72	13.23	15.12	1.90	15.45	-6.51	0.77	0.35	12.53	8.39	188.60
Western Companies (Excl CA)(1)	12.06	6,520	78.6	13.90	8.00	11.97	0.75	31.95	30.38	0.64	1.13	11.38	11.38	266.38
Thrift Strategy(140)	22.16	13,465	422.5	25.23	18.61	21.94	0.93	11.82	-0.66	1.26	1.04	15.05	13.91	166.20
Mortgage Banker Strategy(7)	26.11	77,120	1,788.9	27.01	20.47	25.46	2.50	23.98	4.02	1.82	1.56	14.24	11.18	195.20
Real Estate Strategy(2)	13.96	7,026	98.1	16.34	11.65	14.80	-5.68	2.42	-4.71	1.07	0.45	8.86	8.86	105.55
Companies Issuing Dividends(135)	22.43	16,641	495.0	25.46	18.88	22.20	0.93	11.80	-1.00	1.30	1.09	15.16	13.99	164.63
Companies Without Dividends(14)	20.51	12,270	325.8	22.53	15.74	20.15	1.21	18.40	6.00	1.15	0.76	12.51	10.72	196.59
Equity/Assets <6%(13)	18.21	11,783	272.2	20.81	14.77	18.03	0.99	12.50	2.62	1.25	0.77	11.22	10.41	216.31
Equity/Assets 6-12%(101)	24.52	16,792	582.4	27.66	20.46	24.21	1.19	11.30	-0.88	1.50	1.25	15.70	14.42	184.74
Equity/Assets >12%(35)	17.42	16,678	275.7	19.99	14.93	17.39	0.23	15.11	-0.51	0.69	0.63	14.28	13.10	97.20
Converted Last 3 Mths (no MHC)(1)	10.15	27,743	281.6	21.27	9.35	9.95	2.01	-8.56	-41.77	0.60	0.58	11.00	5.29	78.67
Actively Traded Companies(10)	37.06	73,024	3,254.5	39.80	30.01	36.77	0.93	17.59	2.98	2.47	2.57	18.91	15.89	242.29
Market Value Below $20 Million(12)	13.33	1,460	15.7	16.19	11.78	13.11	0.80	1.76	-8.64	0.59	0.11	11.79	11.00	149.86
Holding Company Structure(147)	22.36	16,379	485.2	25.34	18.72	22.13	0.90	12.21	-0.69	1.29	1.06	15.03	13.80	167.84
Assets Over $1 Billion(52)	26.66	39,303	1,222.6	29.29	21.49	26.11	2.32	18.37	3.01	1.65	1.37	14.94	13.07	185.21
Assets $500 Million-$1 Billion(35)	21.62	4,755	93.2	24.54	18.32	21.57	0.15	11.50	-3.05	1.21	0.95	14.96	13.81	179.65
Assets $250-$500 Million(31)	19.65	2,826	49.5	23.01	17.36	19.60	0.33	4.70	-1.97	1.24	1.13	15.70	14.69	162.82
Assets less than $250 Million(31)	17.57	1,494	25.0	20.80	15.05	17.51	0.04	9.43	-2.20	0.75	0.58	14.29	14.00	121.61
Goodwill Companies(99)	22.59	19,798	477.3	25.38	18.73	22.26	1.41	14.16	-0.19	1.26	1.02	14.91	13.12	169.04
Non-Goodwill Companies(50)	21.61	8,836	492.5	24.93	18.47	21.60	-0.04	8.31	-1.08	1.34	1.16	15.08	15.08	162.81
Acquirors of FSLIC Cases(6)	46.76	60,436	4,241.4	49.21	37.68	46.67	0.47	18.36	7.80	3.11	3.24	24.39	23.28	328.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. *Parentheses following market averages indicate the number* of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(23)	23.69	31,705	614.6	26.76	19.41	23.51	0.79	11.03	-0.09	1.33	1.26	13.74	12.81	147.24
NYSE Traded Companies(3)	19.60	162,279	3,382.8	28.56	16.77	19.91	-1.54	-10.55	-15.61	0.97	1.19	12.54	8.49	81.30
AMEX Traded Companies(2)	29.15	4,198	139.1	29.85	23.94	28.78	0.90	18.92	3.67	1.63	1.41	17.85	17.20	212.96
NASDAQ Listed OTC Companies(18)	23.50	16,981	287.1	26.07	19.14	23.27	1.10	12.99	1.59	1.34	1.25	13.32	12.80	147.28
Mid-Atlantic Companies(9)	19.87	77,643	1,489.2	24.56	16.55	19.68	1.04	3.88	-7.80	1.20	1.17	11.24	9.30	115.54
New England Companies(10)	28.10	9,575	196.1	30.49	23.05	27.87	0.92	12.89	2.91	1.51	1.42	16.75	16.20	180.04
North-West Companies(3)	22.10	7,790	166.1	24.51	16.75	21.97	0.61	29.86	11.26	1.45	1.27	10.41	10.39	133.90
South-East Companies(1)	10.07	3,068	30.9	10.95	9.13	10.24	-1.66	-0.40	-3.54	0.29	0.29	8.29	8.29	68.99
Thrift Strategy(22)	23.69	31,705	614.6	26.76	19.41	23.51	0.79	11.03	-0.09	1.33	1.26	13.74	12.81	147.24
Companies Issuing Dividends(23)	23.69	31,705	614.6	26.76	19.41	23.51	0.79	11.03	-0.09	1.33	1.26	13.74	12.81	147.24
Equity/Assets <6%(1)	24.50	5,277	129.3	26.45	17.35	24.35	0.62	40.40	10.01	1.66	1.47	10.38	10.38	182.62
Equity/Assets 6-12%(16)	27.60	7,702	169.7	30.23	22.54	27.29	1.28	15.14	1.54	1.65	1.52	15.84	15.19	189.17
Equity/Assets >12%(6)	16.39	80,115	1,511.2	20.46	14.01	16.43	-0.10	-1.40	-4.76	0.70	0.73	10.43	8.85	64.49
Actively Traded Companies(5)	30.14	4,550	118.2	34.03	25.00	30.06	0.35	7.21	0.48	1.69	1.68	18.81	18.48	195.41
Holding Company Structure(20)	22.33	37,698	726.9	25.49	18.36	22.21	0.48	9.58	-2.43	1.19	1.17	13.31	12.24	133.78
Assets Over $1 Billion(9)	20.54	75,674	1,438.6	24.21	16.98	20.35	0.92	6.04	-6.05	0.99	1.02	11.38	9.65	93.14
Assets $500 Million-$1 Billion(9)	29.04	4,350	114.9	32.37	24.03	28.97	0.26	13.08	-0.56	1.73	1.55	16.96	16.39	203.98
Assets $250-$500 Million(3)	25.14	2,696	59.2	26.85	20.23	24.77	1.33	12.78	10.82	1.86	1.90	15.93	15.70	199.92
Assets less than $250 Million(2)	14.53	2,560	34.9	15.98	10.90	14.18	1.60	19.57	11.49	0.62	0.42	8.49	8.47	85.32
Goodwill Companies(16)	24.17	38,221	753.2	27.90	19.87	23.92	1.11	10.11	-2.09	1.35	1.22	14.23	12.95	154.47
Non-Goodwill Companies(7)	22.45	14,761	254.3	23.79	18.21	22.43	-0.05	13.42	5.11	1.29	1.36	12.45	12.45	128.45

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	19.36	16,236	126.5	23.63	16.04	19.42	-0.54	13.74	3.20	0.44	0.43	9.12	8.62	77.25
BIF-Insured Thrifts(5)	27.62	59,519	761.3	31.86	20.90	27.32	1.07	21.60	6.04	0.92	0.62	9.56	8.95	95.44
AMEX Traded Companies(2)	18.10	6,170	62.4	19.75	13.73	17.84	1.29	14.65	4.92	0.47	0.43	9.71	9.71	60.72
NASDAQ Listed OTC Companies(17)	21.94	30,151	320.7	26.51	17.74	21.93	-0.29	15.94	3.83	0.58	0.49	9.19	8.59	84.54
California Companies(1)	13.65	14,549	77.6	14.00	10.47	13.45	1.49	36.50	36.50	0.16	0.17	5.86	5.86	63.42
Mid-Atlantic Companies(10)	21.39	29,349	304.6	26.91	17.76	21.60	-1.28	9.52	-3.78	0.63	0.60	8.68	7.97	90.77
Mid-West Companies(5)	17.53	18,707	169.7	20.82	14.96	17.49	0.35	13.87	4.77	0.29	0.31	9.14	8.82	68.14
New England Companies(2)	28.96	51,879	738.3	30.96	18.32	28.38	2.04	41.30	28.87	1.23	0.58	11.97	11.37	96.13
South-East Companies(1)	35.96	19,571	128.4	41.00	29.56	34.85	3.19	16.72	-5.37	0.39	0.27	13.34	13.03	54.56
Thrift Strategy(18)	20.79	23,956	234.0	25.21	17.18	20.79	-0.24	12.53	0.77	0.49	0.47	9.07	8.57	80.27
Diversified Strategy(1)	34.97	93,700	1,364.7	36.42	19.82	34.27	2.04	74.85	61.15	1.88	0.65	12.34	11.15	113.76
Companies Issuing Dividends(17)	22.51	29,790	322.2	27.21	18.09	22.47	-0.17	13.83	0.57	0.60	0.50	9.45	8.85	85.93
Companies Without Dividends(2)	13.27	9,235	50.2	13.75	10.74	13.23	0.28	32.65	32.65	0.32	0.33	7.47	7.47	48.95
Equity/Assets <6%(1)	15.26	5,899	32.7	22.68	13.15	15.64	-2.43	-6.09	-17.74	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(10)	24.35	43,472	498.9	29.22	19.16	24.43	-0.60	18.07	4.13	0.81	0.64	9.82	8.89	107.76
Equity/Assets >12%(8)	18.80	10,536	69.5	21.91	15.53	18.56	0.77	15.71	6.42	0.32	0.33	8.81	8.77	44.24
Holding Company Structure(16)	21.79	24,133	248.2	26.59	18.01	21.81	-0.41	10.61	-2.62	0.54	0.51	9.43	8.86	84.79
Assets Over $1 Billion(5)	32.38	84,472	985.5	36.81	24.78	32.17	0.42	31.09	8.69	0.97	0.67	11.20	10.31	100.55
Assets $500 Million-$1 Billion(4)	15.95	15,259	96.5	19.11	12.73	15.86	0.47	14.36	8.66	0.24	0.23	7.71	7.60	73.49
Assets $250-$500 Million(7)	20.54	4,505	29.7	26.41	17.29	20.65	-0.84	3.58	-5.94	0.55	0.53	9.40	8.66	93.83
Assets less than $250 Million(3)	13.21	3,325	18.5	14.92	11.05	13.23	-0.13	20.80	12.83	0.38	0.38	7.63	7.62	35.06
Goodwill Companies(8)	20.49	22,849	254.0	25.33	15.91	20.44	-0.57	10.75	-1.27	0.64	0.41	9.24	7.97	94.99
Non-Goodwill Companies(11)	22.29	31,101	322.3	26.13	18.34	22.27	0.21	19.49	7.74	0.52	0.53	9.24	9.24	72.61
MHC Institutions(19)	21.53	27,626	293.5	25.80	17.32	21.50	-0.12	15.81	3.95	0.57	0.48	9.24	8.71	82.04
MHC Converted Last 3 Months(1)	12.88	3,920	22.7	13.50	11.00	13.00	-0.92	28.80	28.80	0.48	0.48	9.08	9.08	34.47

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	36.79	76,824	2,826.4	42.55	30.77	36.38	1.13	15.58	-1.10	2.59	2.52	17.86	15.45	290.72
BBX	BankAtlantic Bancorp of FL	18.91	59,779	1,130.4	19.75	13.70	18.17	4.07	29.25	-0.47	1.25	1.45	7.37	5.90	90.81
CFB	Commercial Federal Corp. of NE	27.99	39,871	1,116.0	28.48	23.79	27.75	0.86	15.52	4.79	2.03	2.69	18.84	14.40	293.79
DSL	Downey Financial Corp. of CA	55.03	27,968	1,539.1	56.22	43.50	54.46	1.05	26.51	11.62	3.21	2.34	33.70	33.58	508.52
FED	FirstFed Financial Corp. of CA	48.30	16,406	792.4	49.05	38.16	46.43	4.03	17.52	11.03	3.96	3.88	26.79	26.40	336.76
FBC	Flagstar Bancorp, Inc. of MI	22.00	61,141	1,345.1	28.11	18.00	21.71	1.34	11.39	2.71	3.36	1.69	11.61	11.61	195.71
GDW	Golden West Fin. Corp. of CA	107.88	152,749	16,478.6	116.91	84.90	108.41	-0.49	27.22	4.55	7.79	7.75	42.98	42.98	609.88
GPT	GreenPoint Fin. Corp. of NY(8)*	45.01	131,886	5,936.2	47.30	28.85	44.74	0.60	48.84	27.43	3.42	1.09	14.88	11.89	196.80
NDE	IndyMac Bancorp, Inc. of CA	34.95	61,099	2,135.4	37.44	22.50	34.75	0.58	55.75	17.32	2.89	-1.46	17.27	16.72	237.25
NYB	New York Community Bcrp of NY*	21.58	264,493	5,707.8	35.57	17.62	22.00	-1.91	-7.38	-24.39	1.35	1.83	11.49	3.76	91.07
PFB	PFF Bancorp, Inc. of Pomona CA	38.90	16,785	652.9	40.95	30.24	37.35	4.15	28.85	7.22	2.53	2.38	19.25	19.17	217.11
PFS	Provident Fin. Serv. Inc of NJ*	17.61	60,065	1,057.7	21.55	15.91	17.82	-1.18	-13.72	-6.83	0.59	0.54	13.59	13.22	71.53
SOV	Sovereign Bancorp, Inc. of PA	22.23	310,365	6,899.4	25.20	17.78	22.21	0.09	21.81	-6.40	1.47	1.31	12.29	7.34	156.87
WES	Westcorp of Irvine CA	42.98	51,833	2,227.8	46.80	33.62	41.50	3.57	21.41	17.59	3.21	3.21	23.65	23.64	289.37
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	39.14	5,871	229.8	39.20	31.30	38.35	2.06	23.86	8.12	1.76	1.66	20.79	19.81	220.76
BFD	BostonFed Bancorp, Inc. of MA(8)	41.56	4,540	188.7	43.00	29.20	41.66	-0.24	38.03	19.08	0.99	-0.29	20.59	16.89	374.20
CNY	Carver Bancorp, Inc. of NY	18.55	2,291	42.5	26.50	17.15	18.30	1.37	6.92	-26.97	2.02	1.95	18.30	18.30	241.31
EFC	EFC Bancorp, Inc of Elgin IL	25.01	4,653	116.4	28.49	20.50	25.50	-1.92	22.00	4.64	1.52	1.43	17.13	17.13	204.35
FDT	Federal Trust Corp of FL	8.22	6,662	54.8	8.40	6.90	8.17	0.61	13.69	2.75	0.46	0.41	4.11	4.11	77.36
GOV	Gouverneur Bcp MHC of NY(42.5)	13.25	2,283	12.9	14.00	10.65	13.18	0.53	21.56	13.25	0.36	0.35	7.82	7.82	42.94
NBN	Northeast Bancorp of Auburn ME*	19.15	2,525	48.4	20.50	16.57	19.20	-0.26	13.99	-0.78	1.50	1.15	14.90	14.59	205.16
SZB	SouthFirst Bancshares of AL	16.05	719	11.5	18.75	14.90	16.05	0.00	7.00	-7.23	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hldng Cp of N Iberia LA	39.35	2,279	89.7	41.50	34.00	37.00	6.35	14.09	8.46	2.60	2.55	25.44	25.44	254.70
WSB	Washington SB, FSB of Bowie MD	11.85	7,308	86.6	12.00	8.75	10.98	7.92	24.74	28.11	1.20	0.93	6.41	6.41	64.50
WFD	Westfield Finl MHC of MA(46.5)*	22.95	10,057	111.9	25.50	16.81	22.49	2.05	7.75	-3.41	0.57	0.50	11.59	11.59	78.50
WFI	Winton Financial Corp. of OH(8)	21.45	4,606	98.8	22.00	12.70	20.60	4.13	65.00	62.99	1.05	0.82	9.98	9.96	120.22
WRO	Woronoco Bancorp, Inc. of MA	39.60	3,673	145.5	40.50	25.45	39.55	0.13	41.68	9.24	1.55	1.42	21.43	20.94	240.15
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	19.45	1,223	23.8	25.00	17.32	19.24	1.09	-1.52	-14.58	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	15.01	975	14.6	19.36	13.12	15.01	0.00	0.07	4.60	1.04	1.10	13.16	13.16	158.32
ASBP	ASB Financial Corp. of OH	22.96	1,668	38.3	29.24	19.72	22.50	2.04	19.27	1.77	1.21	1.19	10.39	10.39	97.53
AABC	Access Anytime Bancorp of NM	13.70	1,227	16.8	14.74	12.13	14.05	-2.49	12.20	-3.59	0.95	0.19	13.07	7.62	232.55
AFBC	Advance Fin. Bancorp of WV(8)	25.71	1,398	35.9	26.56	16.54	25.70	0.04	50.62	41.03	1.88	1.51	15.31	10.82	228.39
ALLB	Alliance Bank MHC of PA (20.0)	30.05	3,441	20.7	40.50	22.35	29.96	0.30	32.09	7.32	0.70	0.69	10.18	10.18	111.23
ASBI	Ameriana Bancorp of IN	17.15	3,149	54.0	18.00	14.07	16.97	1.06	10.22	18.28	0.79	1.71	12.43	12.20	136.09
ABCW	Anchor BanCorp Wisconsin of WI	26.32	22,998	605.3	27.13	22.70	25.74	2.25	8.99	5.70	1.91	1.29	13.38	12.47	166.96
ALFC	Atlantic Liberty Fincl of NY	18.58	1,681	31.2	20.90	16.48	18.52	0.32	3.51	-4.96	0.84	0.84	15.72	15.72	108.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	15.26	5,899	32.7	22.68	13.15	15.64	-2.43	-6.09	-17.74	0.11	0.10	6.84	6.38	127.13
BKMU	Bank Mutual Corp of WI	11.97	78,232	936.4	12.60	9.65	11.60	3.19	13.78	5.09	0.33	0.29	9.07	8.33	39.72
BKUNA	BankUnited Fin. Corp. of FL	28.60	30,006	858.2	30.25	20.75	28.35	0.88	30.30	10.90	1.58	1.46	15.18	14.24	275.35
BRBI	Blue River Bancshares of IN	5.80	3,406	19.8	7.00	4.85	5.68	2.11	16.00	-7.05	0.10	0.05	4.71	3.66	60.04
BYFC	Broadway Financial Corp. of CA	12.10	1,500	18.2	15.00	11.01	12.46	-2.89	-3.59	-6.92	1.10	1.02	8.48	8.48	169.12
BRKL	Brookline Bancorp, Inc. of MA*	15.89	59,074	938.7	16.25	13.75	15.85	0.25	4.20	3.59	0.29	0.26	10.09	10.09	27.26
CITZ	CFS Bancorp, Inc of Munster IN	13.60	12,291	167.2	15.20	12.44	13.53	0.52	-2.79	-8.11	0.25	0.19	12.57	12.45	119.74
CKFB	CKF Bancorp of Danville KY	17.00	1,470	25.0	20.00	12.00	17.00	0.00	37.32	1.49	1.14	1.14	10.73	9.99	103.31
CAFI	Camco Fin Corp of Cambridge OH	15.09	7,359	111.0	18.51	12.63	15.28	-1.24	-5.69	-12.93	0.64	0.45	12.46	12.06	145.23
CFFN	Capitol Fd Fn MHC of KS (29.2)	34.55	73,970	742.8	39.58	28.94	34.77	-0.63	18.81	-4.21	0.36	0.36	13.03	13.03	114.20
CEBK	Central Bncrp of Somerville MA*	32.50	1,665	54.1	38.00	26.00	32.45	0.15	-6.20	-10.98	1.26	1.09	25.61	24.27	305.31
GCFC	Central Federal Corp. of OH	12.40	2,039	25.3	18.00	11.25	12.90	-3.88	-0.16	-22.93	-0.91	-0.96	9.15	9.15	63.24
CHFN	Charter Fincl MHC of GA (18.4)	35.96	19,571	128.4	41.00	29.56	34.85	3.19	16.72	-5.37	0.39	0.27	13.34	13.03	54.56
CFSL	Chesterfield Financial of IL(8)	31.09	3,876	120.5	31.25	22.36	31.11	-0.06	37.02	30.91	0.51	0.51	19.29	19.17	93.46
CHEV	Cheviot Fin Cp MHC of OH(45.0)	10.90	9,919	48.7	13.75	10.17	10.95	-0.46	9.00	9.00	-0.02	0.17	7.72	7.72	28.10
CTZN	Citizens First Bancorp of MI	22.12	8,290	183.4	24.47	20.53	21.23	4.19	7.64	-2.98	1.17	1.11	19.15	17.52	156.09
CFSB	Citizens First Fin Corp. of IL	23.10	1,499	34.6	28.50	20.00	24.50	-5.71	-5.33	-9.41	1.06	0.84	22.45	22.45	222.97
CSBC	Citizens South Banking of NC	12.94	7,522	97.3	15.25	12.40	13.25	-2.34	-10.88	-7.24	0.36	0.20	11.36	10.34	65.76
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.93	30,530	163.9	14.25	10.50	11.84	0.76	19.30	19.30	0.12	0.13	6.56	6.56	24.91
CFCP	Coastal Fin. Corp. of SC	14.40	15,856	228.3	15.82	10.89	13.75	4.73	26.65	-1.37	0.87	0.83	4.93	4.93	80.72
CCBI	Commercial Capital Bcrp of CA	22.34	53,126	1,186.8	24.25	10.70	22.38	-0.18	97.18	39.10	0.56	0.52	10.97	4.13	89.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2000(2)	Trailing 12 Mo. EPS(3)	12 Mo. Core EPS(3)	Book Value/ Share	Book Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
CFFC	Community Fin. Corp. of VA	18.72	2,079	38.9	24.70	17.31	18.80	-0.43	6.91	-5.22	1.62	1.62	14.03	14.02	170.87
CIBI	Community Inv. Bncp, Inc of OH	13.67	1,097	15.0	17.00	13.00	14.27	-4.20	3.95	-8.68	0.80	0.73	12.21	12.21	110.80
DCOM	Dime Community Bancshars of NY*	17.36	37,304	647.6	21.51	15.33	17.06	1.76	12.73	-15.36	1.33	1.27	7.22	5.72	93.01
DFBS	Dutchfork Bancshares Inc of SC(8)	40.09	1,126	45.1	43.25	35.40	40.72	-1.55	14.54	4.13	1.24	1.81	27.48	27.48	180.19
ESBF	ESB Financial Corp. of PA	13.78	10,717	147.7	16.89	10.63	13.06	5.51	-6.32	-14.41	0.87	0.76	8.31	7.61	127.07
ESBK	Elmira Svgs Bank, FSB of NY*	30.47	1,084	33.0	33.35	25.45	29.84	2.11	9.02	7.25	2.30	1.79	18.63	18.16	289.26
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	25.44	6,893	175.4	30.44	15.95	25.43	0.04	41.33	20.86	1.23	1.17	13.23	13.23	111.57
FFDF	FFD Financial Corp of Dover OH	14.00	1,207	16.9	16.50	13.00	14.00	0.00	-6.04	-5.08	0.70	0.35	14.18	14.18	113.18
FFLC	FFLC Bancorp of Leesburg FL	26.74	5,405	144.5	30.95	24.26	27.01	-1.00	-9.14	-6.99	1.68	1.58	14.89	14.89	187.05
FFWC	FFW Corporation of Wabash IN	21.05	1,285	27.0	26.12	20.14	22.00	-4.32	0.24	-4.32	1.92	1.52	18.87	18.11	186.09
FMCO	FMS Fin Corp. of Burlington NJ	17.77	6,501	115.5	20.50	15.06	16.34	8.75	3.01	-1.28	1.11	1.11	10.05	9.60	190.77
FFHH	FSF Financial Corp. of MN(8)	34.80	2,386	83.0	35.00	28.01	34.80	0.00	10.79	14.10	1.82	0.77	21.64	19.63	214.09
FSBI	Fidelity Bancorp, Inc. of PA	22.00	2,668	58.7	24.35	19.75	21.99	0.05	1.52	-6.34	1.68	1.45	14.94	13.86	238.29
FFFL	Fidelity Bankshares, Inc of FL	38.09	15,130	576.3	38.80	25.90	37.69	1.06	45.94	21.31	1.27	1.32	12.50	12.36	224.89
FFED	Fidelity Fed. Bancorp of IN(8)	1.60	11,000	17.6	2.55	1.32	1.54	3.90	3.23	1.27	0.02	-0.01	1.42	1.42	17.52
FBTC	First BancTrust Corp of IL	11.87	2,500	29.7	13.75	11.05	12.50	-5.04	5.04	-2.14	0.61	0.44	10.30	10.30	88.49
FBEI	First Bancorp of Indiana of IN	20.70	1,624	33.6	23.40	19.05	20.70	0.00	2.37	3.14	0.87	0.43	18.83	17.57	145.78
FBSI	First Bancshares, Inc. of MO	20.00	1,658	33.2	22.15	17.05	20.24	-1.19	18.69	-4.76	1.35	1.27	16.71	16.41	161.76
FCAP	First Capital, Inc. of IN	20.56	2,817	57.9	25.00	19.00	20.56	0.00	-3.20	-2.10	1.24	1.25	15.57	13.45	148.33
FCFL	First Community Bk Corp of FL	21.65	2,115	45.8	26.19	14.30	21.99	-1.55	49.31	41.50	0.82	0.76	10.65	10.45	101.69
FDEF	First Defiance Fin. Corp of OH	26.52	6,318	167.6	30.65	22.01	26.10	1.61	7.15	2.39	1.92	1.37	19.70	16.64	169.86
FFFS	First Fed Serv MHC of IL(45.0)	12.88	3,920	22.7	13.50	11.00	13.00	-0.92	28.80	28.80	0.48	0.48	9.08	9.08	34.47
FFBH	First Fed. Bancshares of AR	21.24	5,195	110.3	21.50	17.58	20.71	2.56	21.03	3.61	1.40	1.26	14.35	14.35	137.18
FTFC	First Fed. Capital Corp. of WI(8)	29.99	22,517	675.3	30.40	19.76	29.67	1.08	45.58	32.93	1.62	0.70	12.63	8.62	163.64
FFBI	First Federal Bancshares of IL	20.42	1,310	26.8	36.00	20.10	20.40	0.10	-36.19	-41.99	1.71	1.65	16.43	15.21	234.90
FFSX	First Federal Bankshares of IA	23.01	3,740	86.1	25.24	20.00	22.87	0.61	3.14	-6.69	1.49	1.26	19.34	14.32	169.32
FFBZ	First Federal Bncrp, Inc of OH(8)	13.12	3,286	43.1	15.00	8.01	13.10	0.15	62.38	44.65	0.56	0.48	6.97	6.97	78.57
FFCH	First Fin. Holdings Inc. of SC	30.75	12,382	380.7	33.14	25.75	30.60	0.49	5.42	-1.66	2.03	1.81	13.18	11.36	198.02
FFHS	First Franklin Corp. of OH	21.00	1,646	34.6	21.48	15.26	20.35	3.19	16.02	16.86	0.69	0.41	14.32	14.32	165.72
FKFS	First Keystone Fin., Inc of PA	21.40	1,926	41.2	29.00	21.40	22.30	-4.04	-12.51	-21.61	1.35	0.70	14.63	14.63	293.33
CASH	First Midwest Fin., Inc. of IA	21.50	2,497	53.7	24.75	20.26	21.00	2.38	1.18	-0.46	1.70	1.92	17.95	16.59	303.38
FMSB	First Mutual Bncshrs Inc of WA*	24.50	5,277	129.3	26.45	17.35	24.35	0.62	40.40	10.01	1.66	1.47	10.38	10.38	182.62
FNFG	First Niagara Fin. Group of NY*	13.49	83,686	1,128.9	15.90	11.49	13.06	3.29	-10.42	-9.89	0.43	0.42	8.70	7.33	42.89
FNFI	First Niles Fin., Inc. of OH	18.40	1,376	25.3	19.50	15.60	18.50	-0.54	15.00	3.66	0.76	0.64	11.19	11.19	70.69
FPTB	First PacTrust Bancorp of CA	24.15	4,696	113.4	24.36	19.53	23.83	1.34	20.15	8.20	1.01	1.00	16.66	16.66	141.61
FPFC	First Place Fin. Corp. of OH	19.79	15,141	299.6	20.28	16.44	18.57	6.57	14.99	1.33	0.93	0.64	14.74	9.83	148.41
FBNW	FirstBank NW Corp. of WA	28.65	2,965	84.9	31.05	24.50	28.25	1.42	2.87	-5.60	1.73	1.30	23.50	16.48	247.10
FFIC	Flushing Fin. Corp. of NY*	18.72	19,228	359.9	19.50	13.49	18.32	2.18	33.05	2.41	1.18	1.17	7.80	7.59	105.47
FKKY	Frankfort First Bancorp of KY(8)	24.00	1,267	30.4	26.36	19.79	23.86	0.59	20.85	15.38	0.80	0.80	13.95	13.95	108.90
FBTX	Franklin Bank Corp of TX	17.21	21,225	365.3	20.70	14.33	16.19	6.30	18.69	-9.42	0.59	0.50	11.98	9.15	144.65
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	19.65	1,146	22.5	25.98	17.00	19.85	-1.01	14.24	-10.23	1.42	1.39	16.18	16.18	208.47
GSLA	GS Financial Corp. of LA	18.41	1,299	23.9	20.00	17.73	18.72	-1.66	-1.81	-5.30	0.40	0.19	21.86	21.86	161.27
GTPS	Great American Bancorp of IL	28.91	735	21.2	36.75	23.00	25.60	12.93	-12.79	-17.42	1.67	1.57	23.09	22.43	213.96
PEDE	Great Pee Dee Bancorp of SC	15.50	1,812	28.1	18.10	15.05	15.50	0.00	-6.06	-11.93	0.68	0.62	14.60	14.00	86.60
GAFC	Greater Atlant. Fin Corp of VA	6.12	3,012	18.4	8.31	5.78	6.01	1.83	-16.51	-24.91	-0.04	-3.12	6.38	5.96	167.48
GCBC	Green Co Bcrp MHC of NY (43.9)	30.94	2,054	27.9	36.00	27.75	31.60	-2.09	9.68	-6.81	1.42	1.42	14.52	14.52	138.55
HFFC	HF Financial Corp. of SD	16.27	3,533	57.5	18.25	14.05	16.07	1.24	0.25	-0.49	1.13	0.85	14.37	12.97	233.01
HMNF	HMN Financial, Inc. of MN	26.99	4,457	120.3	28.19	20.00	26.80	0.71	29.45	11.12	2.20	1.66	18.20	17.26	205.09
HARB	Harbor Florida Bancshrs of FL	32.10	23,788	763.6	32.34	25.29	31.02	3.48	22.01	7.94	1.66	1.52	11.68	11.51	108.97
HARL	Harleysville Svgs Fin Cp of PA	29.00	2,292	66.5	34.50	25.51	28.64	1.26	11.97	-3.01	2.06	1.91	18.88	18.88	308.86
HWFG	Harrington West Fncl Grp of CA	16.90	5,269	89.0	18.00	12.08	16.30	3.68	32.97	22.20	1.53	1.46	9.29	8.35	199.36
HIFS	Hingham Inst. for Sav. of MA*	42.00	2,081	87.4	44.97	35.82	42.00	0.00	6.36	1.11	2.80	2.77	20.26	20.26	252.79
HCFC	Home City Fin. Corp. of OH	15.54	824	12.8	18.25	13.99	15.31	1.50	10.21	-9.91	0.79	0.78	15.03	14.67	185.99
HWEN	Home Financial Bancorp of IN	5.75	1,356	7.8	6.40	4.79	5.75	0.00	8.90	-8.87	0.24	0.33	5.21	5.21	44.04
HLFC	Home Loan Financial Corp of OH	19.68	1,691	33.3	21.39	16.35	19.51	0.87	20.37	2.23	1.12	1.11	13.46	13.46	93.15
HFBC	HopFed Bancorp, Inc. of KY	16.24	3,637	59.1	18.50	16.00	16.49	-1.52	-0.06	-5.80	1.09	0.98	12.75	11.20	160.10
HRZB	Horizon Financial Corp. of WA*	19.70	10,303	203.0	22.56	16.14	19.58	0.61	19.32	12.51	1.24	1.06	10.44	10.39	85.17
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	35.13	187,157	2,268.7	40.38	29.03	35.04	0.26	20.31	-7.99	1.16	1.10	6.88	6.88	99.76
HRBT	Hudson River Bancorp Inc of NY(8)	19.11	30,430	581.5	21.44	15.55	18.52	3.19	16.67	-2.10	1.08	1.08	9.36	7.06	85.76
ICBC	Independence Comm Bnk Cp of NY	40.49	83,392	3,376.5	41.58	33.78	40.13	0.90	20.11	12.57	1.99	1.98	25.78	11.28	216.06
IFSB	Independence FSB of DC(8)	20.56	1,552	31.9	25.49	17.50	20.56	0.00	17.15	-11.61	-0.15	-1.58	12.88	12.88	129.78
JXSB	Jcksnville Bcp MHC of IL(46.8)	15.82	1,952	14.4	20.00	13.20	15.25	3.74	0.70	-6.17	0.35	0.25	9.86	8.30	136.17
JFBI	Jefferson Bancshares Inc of TN	13.25	8,386	111.1	15.09	11.30	13.09	1.22	-0.45	-3.99	0.15	0.46	11.26	11.26	36.76
KFED	K-Fed Bancorp of CA MHC (39.1)	13.65	14,549	77.6	14.00	10.47	13.45	1.49	36.50	36.50	0.16	0.17	5.86	5.86	63.42
KNBT	KNBT Bancorp, Inc. of PA	16.78	28,854	484.2	17.99	14.17	16.76	0.12	67.80	-4.55	-0.33	0.34	13.79	12.21	71.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
LSBX	LSB Corp of No. Andover MA*	19.80	4,307	85.3	20.35	15.00	19.69	0.56	16.54	14.38	1.41	2.01	13.23	13.23	110.58
LSBI	LSB Fin. Corp. of Lafayette IN	23.97	1,363	32.7	28.00	22.00	23.55	1.78	-2.52	-12.84	2.21	1.72	21.21	21.21	251.44
LARL	Laurel Capital Group Inc of PA	23.80	1,929	45.9	25.98	19.13	22.00	8.18	18.64	-3.84	0.94	0.92	14.27	12.32	156.17
LNCB	Lincoln Bancorp of IN	18.70	4,430	82.8	21.52	16.12	18.44	1.41	-2.86	-6.27	0.77	0.74	18.18	17.70	131.19
MAFB	MAF Bancorp, Inc. of IL	43.79	32,668	1,430.5	44.95	37.29	42.46	3.13	16.15	4.51	2.92	2.65	27.74	19.32	286.97
MFBC	MFB Corp. of Mishawaka IN	30.12	1,329	40.0	35.00	26.97	28.56	5.46	12.14	-1.12	2.02	1.30	26.87	26.87	322.00
MASB	MassBank Corp. of Reading MA*	36.72	4,393	161.3	44.27	32.05	36.57	0.41	0.05	-14.62	1.73	1.48	24.51	24.26	223.18
MTXC	Matrix Bancorp, Inc. of CO	12.06	6,520	78.6	13.90	8.00	11.97	0.75	31.95	30.38	0.64	1.13	11.38	11.38	266.38
MFLR	Mayflower Co-Op. Bank of MA*	18.99	2,052	39.0	21.00	12.67	18.11	4.86	39.53	26.52	0.94	0.54	8.70	8.65	101.66
MCBF	Monarch Community Bncrp of MI	14.02	2,710	38.0	17.21	12.57	14.25	-1.61	-6.16	-12.97	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	23.21	4,949	114.9	29.21	20.94	23.00	0.91	-9.37	-7.57	1.49	1.31	18.64	18.45	165.37
MYST	Mystic Financial, Inc. of MA(8)*	40.28	1,570	63.2	40.55	23.50	40.10	0.45	70.75	33.25	1.02	0.51	17.65	17.65	272.88
NASB	NASB Fin, Inc. of Grandview MO	37.97	8,458	321.2	44.50	33.08	36.21	4.86	8.49	-9.40	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	30.00	2,075	62.3	35.67	24.75	29.32	2.32	18.81	-11.37	2.89	2.09	19.75	13.90	291.52
NTBK	NetBank, Inc. of Alpharetta GA	11.06	46,673	516.2	14.83	9.83	10.89	1.56	-8.44	-17.15	0.73	-1.19	9.22	7.73	110.89
NABC	NewAlliance Bancshares of CT	13.89	114,159	1,585.7	15.72	12.92	13.76	0.94	38.90	38.90	-0.15	0.25	12.29	7.95	55.98
NMIL	Newmil Bancorp, Inc. of CT*	28.72	4,208	120.9	29.85	24.27	28.64	0.28	17.66	-1.14	1.89	1.83	12.64	10.60	173.66
FFFD	North Central Bancshares of IA	38.25	1,563	59.8	39.25	34.90	37.99	0.68	5.72	3.83	3.53	3.53	26.37	23.19	288.05
NEIB	Northeast Indiana Bncrp of IN	21.28	1,468	31.2	22.93	18.12	21.28	0.00	2.50	1.14	1.13	1.04	18.07	18.07	153.34
NEPF	Northeast PA Fin. Corp of PA	16.80	4,172	70.1	20.00	16.00	17.17	-2.15	2.75	-12.55	-0.07	-0.15	13.77	11.22	211.06
NWSB	Northwest Bcrp MHC of PA(41.4)	21.31	47,960	423.0	26.67	16.56	21.91	-2.74	24.77	-0.14	1.05	0.97	10.42	7.46	120.49
OCFC	OceanFirst Fin. Corp of NJ	24.54	13,244	325.0	28.00	21.30	22.81	7.58	-4.14	-9.61	1.37	0.83	10.23	10.12	140.24
ONFC	Oneida Financl MHC of NY (42.4)	11.00	7,488	35.0	17.65	8.74	12.00	-8.33	-31.51	-25.37	0.40	0.34	6.52	4.74	57.53
PBNC	PFS Bancorp Inc. of Aurora IN	21.50	1,474	31.7	22.86	17.59	21.91	-1.87	22.09	9.41	0.57	0.57	18.42	18.42	84.66
PHSB	PHSB Financial Corp. of PA(8)	26.85	2,903	77.9	26.95	17.60	26.67	0.67	45.53	24.88	1.02	0.49	15.65	15.65	111.27
PVFC	PVF Capital Corp. of Solon OH	13.96	7,026	98.1	16.34	11.65	14.80	-5.68	2.42	-4.71	1.07	0.45	8.86	8.86	105.55
PPBI	Pacific Premier Bncrp of CA(8)	11.00	5,255	57.8	15.25	6.71	11.05	-0.45	56.03	-0.81	1.09	1.27	7.88	7.88	80.63
PBCI	Pamrapo Bancorp, Inc. of NJ	22.66	4,975	112.7	29.60	19.45	22.89	-1.00	10.92	-10.61	1.60	1.60	10.68	10.68	129.39
PFED	Park Bancorp of Chicago IL	30.62	1,145	35.1	35.05	26.58	31.60	-3.10	13.20	5.37	2.27	2.06	26.09	26.09	236.49
PVSA	Parkvale Financial Corp of PA	26.35	5,581	147.1	30.73	24.63	25.75	2.33	3.33	-1.86	1.79	1.67	18.76	16.76	288.92
PRTR	Partners Trust Fin. Grp. of NY	10.15	27,743	281.6	21.27	9.35	9.95	2.01	-8.56	-41.77	0.60	0.58	11.00	5.29	78.67
PBHC	Pathfinder BC MHC of NY (35.3)*	16.07	2,448	13.9	21.00	14.77	16.08	-0.06	-5.47	-12.95	0.61	0.42	8.61	6.74	122.52
PFSB	PennFed Fin. Services of NJ	31.30	6,788	212.5	36.95	27.80	30.42	2.89	7.56	-6.57	1.78	1.73	17.44	17.24	280.24
PFDC	Peoples Bancorp of Auburn IN	21.51	3,371	72.5	28.00	21.50	22.52	-4.48	-12.02	-10.37	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	34.97	93,700	1,364.7	36.42	19.82	34.27	2.04	74.85	61.15	1.88	0.65	12.34	11.15	113.76
PCBI	Peoples Community Bcrp. of OH	23.50	3,899	91.6	24.50	19.83	23.52	-0.09	4.12	4.44	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	15.45	1,433	22.1	18.50	13.25	15.80	-2.22	13.85	-2.71	0.67	0.67	12.18	12.18	95.46
PFSL	Pocahontas Bancorp, Inc. of AR	16.25	4,571	74.3	18.11	13.00	17.24	-5.74	23.57	1.94	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	11.58	39,638	459.0	12.42	8.04	11.21	3.30	38.52	9.25	0.24	0.29	8.64	6.83	44.97
PROV	Provident Fin. Holdings of CA	25.86	7,092	183.4	26.00	19.93	25.02	3.36	29.62	6.95	2.37	0.79	15.51	15.49	185.99
PULB	Pulaski Fin Cp of St. Louis MO	19.14	5,474	104.8	20.44	14.40	18.02	6.22	30.47	13.39	1.03	0.31	7.05	6.95	103.51
RPFG	Ranier Pacific Fin Group of WA	17.91	8,442	151.2	18.35	15.22	18.00	-0.50	79.10	12.50	-0.24	-0.31	12.92	12.89	90.10
RIVR	River Valley Bancorp of IN(8)	23.75	1,599	38.0	30.25	19.87	21.85	8.70	20.19	-19.30	1.58	1.20	13.82	13.80	161.64
RVSB	Riverview Bancorp, Inc. of WA	20.78	4,790	99.5	21.83	18.30	20.59	0.92	12.32	-2.26	1.51	1.52	13.83	11.76	107.59
ROME	Rome Bncp Inc MHC of NY (38.5)*	29.00	4,233	47.3	36.00	24.05	28.70	1.05	10.56	-6.63	0.36	0.45	8.40	8.40	62.68
SVBI	Severn Bancorp, Inc. of MD	34.25	4,159	142.4	37.70	26.05	36.59	-6.40	18.43	7.20	2.88	2.75	13.08	13.00	149.27
SFFS	Sound Fed Bancorp, Inc. of NY	14.13	12,550	177.3	17.35	12.51	14.00	0.93	-9.31	-9.36	0.51	0.51	9.96	8.85	72.88
SSFC	South Street Fin. Corp. of NC*	10.07	3,068	30.9	10.95	9.13	10.24	-1.66	-0.40	-3.54	0.29	0.29	8.29	8.29	68.99
SMBC	Southern Missouri Bncrp of MO	15.17	2,252	34.2	17.50	13.13	15.21	-0.26	16.33	9.53	1.28	1.29	11.52	10.25	138.50
STSA	Sterling Financial Corp of WA	35.33	22,615	799.0	35.48	24.89	33.85	4.37	38.71	13.56	1.90	1.85	18.05	11.46	276.77
STBI	Sturgis Bancorp, Inc. of MI	14.00	2,730	38.2	15.87	11.50	14.00	0.00	16.67	-1.34	0.82	0.50	10.74	8.83	107.72
SYNF	Synergy Financial Group of NJ	10.50	12,452	130.7	11.50	6.98	10.39	1.06	49.57	4.48	0.31	0.31	8.39	8.33	64.26
THRD	TF Fin. Corp. of Newtown PA	27.99	2,887	80.8	35.47	26.30	27.45	1.97	-11.42	-18.16	-1.31	-1.22	19.84	18.24	216.37
TONE	TierOne Corp. of Lincoln NE	21.65	18,286	395.9	25.37	19.77	21.13	2.46	-2.17	-5.71	1.29	1.18	14.42	14.42	123.33
TSBK	Timberland Bancorp, Inc. of WA	22.98	3,892	89.4	24.95	21.00	22.94	0.17	-4.25	1.28	1.46	1.40	18.44	18.44	112.46
TRST	TrustCo Bank Corp NY of NY	13.07	74,191	969.7	14.25	11.80	12.90	1.32	2.51	-0.61	0.74	0.63	2.89	2.89	38.40
UCBC	Union Community Bancorp of IN	18.00	1,988	35.8	19.60	16.53	17.96	0.22	6.13	3.09	1.00	1.00	17.06	15.67	131.56
UCFC	United Community Fin. of OH	11.70	31,165	364.6	13.99	9.53	11.43	2.36	21.62	2.54	0.69	0.55	7.84	6.65	70.07
UPFCE	United PanAm Fin. Corp of CA	16.29	16,164	263.3	19.64	14.20	17.00	-4.18	-14.22	-2.40	0.97	0.94	6.90	6.90	104.19
UTBI	United Tenn. Bankshares of TN	18.65	1,202	22.4	20.00	13.40	17.90	4.19	34.17	15.27	1.70	1.65	14.21	13.58	102.69
WSFS	WSFS Financial Corp. of DE(8)*	52.11	7,016	365.6	52.55	41.45	50.34	3.52	23.02	16.19	3.47	3.30	25.33	25.17	342.07
WVFC	WVS Financial Corp. of PA	17.80	2,497	44.4	19.98	16.00	17.70	0.56	7.88	1.71	0.97	0.97	11.83	11.83	160.26
WSBI	Warwick Community Bncrp of NY(8)*	32.70	4,499	147.1	35.30	28.17	32.45	0.77	9.92	-4.94	0.22	0.17	15.11	14.60	159.58
WFSL	Washington Federal, Inc. of WA	25.74	78,444	2,019.1	26.44	22.13	25.77	-0.12	12.35	-0.23	1.72	1.72	13.98	13.23	92.86
WAYN	Wayne Savings Bancshares of OH	16.28	3,770	61.4	21.00	13.71	15.95	2.07	16.70	-9.56	0.65	0.62	11.15	10.76	102.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 10, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WYPT Waypoint Financial Corp of PA(8)	27.99	33,402	934.9	28.15	18.85	27.97	0.07	48.10	29.05	1.02	0.78	11.86	11.23	162.95
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.50	3,772	19.9	17.25	11.50	13.50	0.00	12.03	-3.57	0.30	0.30	5.99	5.96	27.78
WEFC Wells Fin. Corp. of Wells MN	27.50	1,161	31.9	34.79	22.16	27.15	1.29	2.34	-8.33	2.32	1.14	24.40	24.40	192.38
WGBC Willow Grove Bancorp Inc of PA	16.37	9,884	161.8	18.78	14.85	17.00	-3.71	-0.97	-7.83	0.62	0.52	10.50	10.40	93.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(149)	10.10	9.26	0.81	8.87	5.38	0.68	7.12	0.62	171.95	0.97	17.13	150.68	14.78	165.60	19.29	0.46	2.11	34.10
NYSE Traded Companies(11)	7.31	6.62	1.20	16.37	7.84	0.92	12.44	0.41	185.62	0.98	13.53	196.57	14.43	221.54	14.77	0.57	1.69	20.48
AMEX Traded Companies(9)	8.21	8.12	0.80	9.00	5.37	0.64	7.18	0.35	249.21	0.76	15.68	155.01	12.74	156.54	17.19	0.50	2.17	29.77
NASDAQ Listed OTC Companies(129)	10.48	9.58	0.77	8.14	5.15	0.66	6.60	0.66	166.35	0.98	17.63	145.95	14.94	160.67	19.93	0.44	2.15	35.98
California Companies(13)	7.89	7.17	1.10	14.42	6.95	0.81	10.69	0.26	344.79	1.22	14.34	188.07	14.80	189.52	17.73	0.42	1.35	20.36
Florida Companies(7)	7.66	7.33	0.98	11.94	5.19	0.96	11.71	0.34	267.38	0.83	20.39	229.63	17.69	242.17	21.15	0.25	0.96	18.51
Mid-Atlantic Companies(33)	9.22	8.10	0.77	9.09	4.89	0.67	6.77	0.31	214.77	1.06	17.75	156.26	14.77	180.65	19.87	0.46	2.15	38.93
Mid-West Companies(68)	10.59	9.92	0.79	8.03	5.75	0.66	6.62	0.85	126.09	0.90	17.16	134.55	14.01	145.74	19.30	0.50	2.46	39.33
New England Companies(4)	12.55	9.23	0.49	6.87	4.16	0.66	6.93	0.12	437.64	0.91	17.96	149.90	17.20	193.22	21.12	0.62	2.06	41.38
North-West Companies(6)	12.45	11.12	1.01	8.78	5.06	0.94	8.18	0.31	218.24	1.19	15.92	152.54	18.62	186.16	17.24	0.49	2.08	34.06
South-East Companies(14)	12.35	11.90	0.66	6.62	3.88	0.49	4.34	0.75	115.85	0.97	15.31	143.39	16.15	150.48	17.91	0.45	2.28	32.10
South-West Companies(3)	6.95	4.80	0.49	6.27	5.18	0.24	2.86	0.30	109.28	0.44	21.80	124.24	8.89	183.94	34.42	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.27	4.27	0.24	5.90	5.31	0.43	10.41	2.55	23.70	0.80	18.84	105.98	4.53	105.98	10.67	0.00	0.00	0.00
Thrift Strategy(140)	10.23	9.42	0.79	8.60	5.29	0.67	6.89	0.63	166.10	0.97	17.31	148.68	14.80	161.52	19.21	0.47	2.16	35.30
Mortgage Banker Strategy(7)	7.54	6.00	1.07	13.95	7.05	0.92	12.18	0.36	289.63	1.07	14.55	190.87	14.49	250.67	18.78	0.28	1.11	14.84
Real Estate Strategy(2)	8.39	8.39	1.06	12.51	7.66	0.44	5.26	1.47	38.75	0.69	13.05	157.56	13.23	157.56	31.02	0.27	1.93	25.23
Companies Issuing Dividends(135)	10.38	9.55	0.82	8.92	5.45	0.70	7.44	0.62	176.13	0.95	16.96	150.10	15.09	163.82	19.22	0.49	2.29	37.11
Companies Without Dividends(14)	6.69	5.76	0.61	8.29	4.56	0.38	3.24	0.64	113.39	1.22	19.32	157.73	11.01	187.04	20.29	0.00	0.00	0.00
Equity/Assets <6%(13)	5.16	4.81	0.64	11.23	6.66	0.37	5.56	0.60	143.08	0.72	15.67	163.07	8.55	174.42	17.34	0.26	1.31	17.91
Equity/Assets 6-12%(101)	8.83	8.14	0.88	9.94	5.85	0.72	8.16	0.65	172.32	1.02	16.72	158.07	13.97	174.98	19.08	0.50	2.15	32.18
Equity/Assets >12%(35)	15.66	14.19	0.67	4.89	3.55	0.67	4.73	0.53	180.95	0.92	19.76	124.92	19.50	134.58	21.32	0.41	2.31	49.82
Converted Last 3 Mths (no MHC)(1)	13.98	6.72	0.76	5.45	5.91	0.74	5.27	0.24	233.62	0.91	16.92	92.27	12.90	191.87	17.50	0.24	2.36	40.00
Actively Traded Companies(10)	8.51	7.19	1.10	13.30	6.45	1.16	13.98	0.52	138.51	0.89	15.81	189.07	15.86	233.46	14.78	0.57	2.04	26.67
Market Value Below $20 Million(12)	8.38	7.90	0.43	4.72	4.03	0.15	-0.66	0.83	81.84	0.74	17.24	113.06	9.44	124.85	16.67	0.26	1.73	30.92
Holding Company Structure(147)	10.10	9.25	0.80	8.79	5.35	0.67	7.06	0.62	171.95	0.98	17.19	150.42	14.75	165.45	19.35	0.46	2.11	34.20
Assets Over $1 Billion(52)	9.36	7.96	0.96	11.73	5.81	0.81	9.62	0.52	203.57	1.07	16.41	177.31	16.15	203.65	19.14	0.44	1.79	27.75
Assets $500 Million-$1 Billion(35)	8.91	8.30	0.74	8.37	5.36	0.57	5.68	0.42	210.70	0.92	17.50	148.54	13.10	160.69	20.15	0.48	2.13	37.26
Assets $250-$500 Million(31)	10.86	10.19	0.79	7.82	6.10	0.73	7.15	0.81	129.29	0.93	16.38	128.34	13.67	138.87	17.62	0.46	2.29	37.24
Assets less than $250 Million(31)	12.22	11.97	0.63	5.22	3.92	0.52	4.29	0.89	99.20	0.90	18.92	126.75	15.44	130.22	20.23	0.45	2.51	40.38
Goodwill Companies(99)	9.87	8.64	0.80	8.78	5.17	0.66	6.77	0.54	192.56	1.00	17.30	152.41	14.76	174.47	19.46	0.46	2.09	34.21
Non-Goodwill Companies(50)	10.58	10.58	0.82	9.07	5.85	0.72	7.86	0.79	128.91	0.91	16.79	147.03	14.81	147.03	18.97	0.44	2.15	33.90
Acquirors of FSLIC Cases(6)	8.86	8.35	1.04	11.92	6.32	1.18	13.55	0.64	100.43	0.78	16.29	176.99	15.67	188.88	14.57	0.56	2.00	23.26

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(23)	11.80	10.87	1.04	10.38	5.46	1.01	9.95	0.13	372.65	1.01	19.48	178.67	20.00	188.31	20.55	0.53	2.35	40.42
NYSE Traded Companies(3)	15.81	11.31	1.32	9.61	4.80	1.60	12.09	0.12	376.55	0.77	22.92	158.70	24.16	133.21	22.20	0.62	3.00	57.38
AMEX Traded Companies(2)	8.34	8.04	0.82	9.37	6.16	0.70	7.93	0.29	274.47	1.11	17.50	158.39	13.53	164.42	20.12	0.42	1.55	25.64
NASDAQ Listed OTC Companies(18)	11.72	11.22	1.03	10.64	5.46	0.98	9.94	0.11	399.59	1.03	19.26	184.42	20.33	195.66	20.34	0.53	2.38	40.06
Mid-Atlantic Companies(9)	12.25	9.89	1.21	11.64	5.72	1.26	11.86	0.17	293.08	0.82	19.89	186.08	21.12	207.03	20.54	0.54	2.67	49.14
New England Companies(10)	12.10	11.83	0.95	9.41	5.34	0.90	8.81	0.12	373.11	1.14	18.31	172.61	20.24	179.89	19.37	0.55	2.03	36.04
North-West Companies(3)	8.97	8.94	1.26	14.44	6.53	1.09	12.61	0.07	768.20	1.31	15.32	212.36	18.27	212.82	17.63	0.44	2.05	31.81
South-East Companies(1)	12.02	12.02	0.41	3.50	2.88	0.41	3.50	0.00	0.00	0.39	34.72	121.47	14.60	121.47	34.72	0.40	3.97	0.00
Thrift Strategy(22)	11.80	10.87	1.04	10.38	5.46	1.01	9.95	0.13	372.65	1.01	19.48	178.67	20.00	188.31	20.55	0.53	2.35	40.42
Companies Issuing Dividends(23)	11.80	10.87	1.04	10.38	5.46	1.01	9.95	0.13	372.65	1.01	19.48	178.67	20.00	188.31	20.55	0.53	2.35	40.42
Equity/Assets <6%(1)	5.68	5.68	1.00	17.06	6.78	0.88	15.11	0.12	768.20	1.11	14.76	236.03	13.42	236.03	16.67	0.36	1.47	21.69
Equity/Assets 6-12%(16)	8.50	8.10	1.00	11.52	6.16	0.95	10.74	0.15	325.13	0.99	17.15	185.45	15.53	198.13	18.23	0.57	2.16	35.81
Equity/Assets >12%(6)	18.86	16.82	1.12	7.18	3.97	1.16	7.65	0.11	351.68	1.03	25.56	156.68	29.30	157.16	25.97	0.47	2.85	57.78
Actively Traded Companies(5)	10.32	10.20	1.05	9.78	5.73	1.08	10.02	0.04	486.83	1.17	18.39	164.48	16.95	166.37	19.65	0.65	2.24	40.09
Holding Company Structure(20)	12.62	11.53	1.05	10.01	5.28	1.06	9.99	0.13	358.76	1.01	20.20	175.13	20.95	186.19	21.18	0.51	2.40	41.96
Assets Over $1 Billion(9)	16.21	14.15	1.20	9.94	4.73	1.24	10.38	0.15	297.88	0.93	21.39	185.52	27.46	203.74	21.63	0.47	2.41	48.18
Assets $500 Million-$1 Billion(9)	8.55	8.28	0.97	11.47	6.11	0.87	10.27	0.13	470.31	1.02	17.23	180.64	15.16	188.63	19.63	0.59	2.04	35.03
Assets $250-$500 Million(3)	9.20	9.12	1.09	11.31	7.33	1.28	12.39	0.13	258.21	1.47	13.65	156.61	14.22	158.72	13.44	0.64	2.56	34.96
Assets less than $250 Million(2)	10.29	10.26	0.66	7.19	3.91	0.47	4.87	0.04	0.00	0.79	27.46	169.87	16.64	170.50	34.72	0.40	3.04	42.55
Goodwill Companies(16)	10.59	9.31	1.05	10.63	5.62	0.99	9.86	0.16	302.09	0.96	19.44	180.32	18.40	194.11	21.03	0.55	2.34	43.27
Non-Goodwill Companies(7)	14.94	14.94	1.01	9.74	5.05	1.08	10.20	0.06	690.15	1.13	19.63	174.39	24.16	174.39	19.10	0.47	2.38	28.09

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	15.52	14.97	0.63	4.65	2.23	0.64	4.56	0.48	190.46	0.82	24.10	206.60	30.78	220.76	25.74	0.51	2.37	38.09
BIF-Insured Thrifts(5)	10.59	10.07	0.93	9.74	3.24	0.69	7.05	0.49	136.16	0.88	25.08	253.32	30.91	273.83	31.94	0.66	2.33	64.88
AMEX Traded Companies(2)	16.49	16.49	0.80	4.65	2.60	0.74	4.30	0.60	135.11	1.14	NM	183.73	30.05	183.73	NM	0.33	1.85	71.20
NASDAQ Listed OTC Companies(17)	13.95	13.35	0.70	6.14	2.48	0.65	5.32	0.47	178.98	0.80	24.52	221.14	30.91	238.66	26.98	0.57	2.42	43.21
California Companies(1)	9.24	9.24	0.25	2.73	1.17	0.27	2.90	0.00	0.00	0.49	NM	232.94	21.52	232.94	NM	0.00	0.00	0.00
Mid-Atlantic Companies(10)	11.69	10.94	0.71	6.88	2.83	0.69	6.49	0.56	185.96	0.79	25.24	220.86	27.15	244.46	27.01	0.47	2.25	59.36
Mid-West Companies(5)	18.81	18.55	0.61	3.54	1.80	0.73	3.84	0.36	150.23	0.60	26.83	186.80	33.32	193.06	26.83	0.64	2.91	0.00
New England Companies(2)	12.81	12.28	1.14	10.68	3.93	0.58	4.93	0.33	196.63	1.16	18.60	240.70	29.99	255.82	NM	0.78	2.53	65.94
South-East Companies(1)	24.45	23.88	0.74	3.13	1.08	0.52	2.17	0.58	108.08	2.08	NM	269.57	65.91	275.98	NM	1.00	2.78	0.00
Thrift Strategy(18)	14.41	13.89	0.66	5.39	2.33	0.66	5.18	0.49	171.23	0.82	25.51	213.08	30.82	227.79	26.98	0.51	2.31	47.37
Diversified Strategy(1)	10.85	9.80	1.56	16.71	5.38	0.54	5.78	0.33	207.39	0.99	18.60	283.39	30.74	313.63	NM	1.16	3.32	61.70
Companies Issuing Dividends(17)	13.80	13.19	0.69	6.13	2.50	0.63	5.25	0.51	164.23	0.88	24.14	220.68	30.98	238.20	27.01	0.61	2.64	61.01
Companies Without Dividends(2)	17.79	17.79	0.85	4.79	2.45	0.86	4.88	0.10	312.41	0.45	26.83	187.39	29.44	187.39	26.83	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.72	0.09	1.33	0.17	191.96	0.65	NM	223.10	12.00	239.18	NM	0.50	3.28	0.00
Equity/Assets 6-12%(10)	9.23	8.30	0.75	8.22	3.24	0.60	6.56	0.62	114.92	0.84	24.14	223.34	22.86	251.86	27.01	0.66	2.52	49.38
Equity/Assets >12%(8)	21.57	21.48	0.73	3.76	1.79	0.80	4.01	0.37	237.80	0.85	26.83	209.07	43.11	210.01	26.83	0.41	2.05	47.47
Holding Company Structure(16)	13.99	13.41	0.70	5.78	2.49	0.70	5.52	0.53	136.11	0.88	25.51	213.83	30.34	230.51	26.98	0.57	2.53	53.29
Assets Over $1 Billion(5)	12.45	11.64	0.95	9.91	3.15	0.68	7.20	0.36	106.68	0.84	23.06	255.66	35.96	285.11	26.95	1.07	3.24	56.50
Assets $500 Million-$1 Billion(4)	13.93	13.84	0.39	2.67	1.35	0.38	2.58	0.17	346.95	0.70	NM	208.98	27.66	213.00	NM	0.26	1.51	35.09
Assets $250-$500 Million(7)	12.30	11.48	0.53	5.28	2.52	0.60	5.20	0.74	134.15	0.99	25.21	215.79	25.47	236.54	27.07	0.44	2.24	58.72
Assets less than $250 Million(3)	22.04	22.00	1.14	5.50	2.89	1.13	5.46	0.48	198.39	0.62	26.83	178.89	38.94	179.27	26.83	0.31	2.33	36.11
Goodwill Companies(8)	12.06	10.77	0.73	6.67	3.00	0.52	4.57	0.58	148.15	1.09	23.19	215.22	27.35	250.26	27.16	0.61	3.06	57.66
Non-Goodwill Companies(11)	15.79	15.79	0.69	5.48	2.13	0.75	5.68	0.41	193.21	0.65	26.30	218.40	33.34	218.40	26.85	0.50	1.85	45.01
MHC Institutions(19)	14.22	13.68	0.71	5.99	2.49	0.66	5.21	0.48	173.49	0.83	24.52	216.98	30.82	232.56	26.98	0.55	2.36	48.80
MHC Converted Last 3 Months(1)	26.34	26.34	1.46	6.86	3.73	1.46	6.86	0.10	312.41	0.41	26.83	141.85	37.37	141.85	26.83	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number *of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.*

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.14	5.31	0.89	13.98	7.04	0.87	13.61	0.14	269.48	0.65	14.20	205.99	12.65	238.12	14.60	1.00	2.72	38.61
BBX	BankAtlantic Bancorp of FL	8.12	6.50	1.44	16.30	6.61	1.67	18.90	0.27	319.02	1.18	15.13	256.58	20.82	320.51	13.04	0.14	0.74	11.20
CFB	Commercial Federal Corp. of NE	6.41	4.90	0.66	10.73	7.25	0.87	14.22	0.59	140.18	1.18	13.79	148.57	9.53	194.38	10.41	0.54	1.93	26.60
DSL	Downey Financial Corp. of CA	6.63	6.60	0.72	9.87	5.83	0.52	7.20	0.28	83.69	0.26	17.14	163.29	10.82	163.88	23.52	0.40	0.73	12.46
FED	FirstFed Financial Corp. of CA	7.96	7.84	1.33	15.10	8.20	1.30	14.80	0.02	NA	1.52	12.20	180.29	14.34	182.95	12.45	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.93	5.93	1.84	32.18	15.27	0.93	16.19	0.82	42.44	0.38	6.55	189.49	11.24	189.49	13.02	1.00	4.55	29.76
GDW	Golden West Fin. Corp. of CA	7.05	7.05	1.45	19.96	7.22	1.44	19.86	0.41	75.87	0.33	13.85	251.00	17.69	251.00	13.92	0.40	0.37	5.13
GPT	GreenPoint Fin. Corp. of NY(8)*	7.56	6.04	1.91	23.72	7.60	0.61	7.56	0.86	34.84	0.46	13.16	302.49	22.87	NM	NM	1.20	2.67	35.09
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.29	8.27	-0.74	-9.24	0.73	46.66	0.48	12.09	202.37	14.73	209.03	NM	1.28	3.66	44.29
NYB	New York Community Bcrp of NY*	12.62	4.13	1.80	14.97	6.26	2.44	20.29	0.14	232.44	0.66	15.99	187.82	23.70	NM	11.79	1.00	4.63	74.07
PFB	PFF Bancorp, Inc. of Pomona CA	8.87	8.83	1.24	13.83	6.50	1.17	13.01	NA	NA	0.97	15.38	202.08	17.92	202.92	16.34	0.80	2.06	31.62
PFS	Provident Fin. Serv. Inc of NJ*	19.00	18.48	0.84	4.26	3.35	0.77	3.90	0.09	520.66	0.88	29.85	129.58	24.62	133.21	32.61	0.24	1.36	40.68
SOV	Sovereign Bancorp, Inc. of PA	7.83	4.68	1.03	13.20	6.61	0.92	11.76	0.43	169.15	1.21	15.12	180.88	14.17	302.86	16.97	0.12	0.54	8.16
WES	Westcorp of Irvine CA	8.17	8.17	1.15	16.59	7.47	1.15	16.59	0.39	524.09	2.66	13.39	181.73	14.85	181.81	13.39	0.56	1.30	17.45
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.42	8.97	0.85	8.45	4.50	0.80	7.97	0.25	282.21	1.16	22.24	188.26	17.73	197.58	23.58	0.48	1.23	27.27
BFD	BostonFed Bancorp, Inc. of MA(8)	5.50	4.51	0.27	4.80	2.38	-0.08	-1.41	NA	NA	1.14	NM	201.85	11.11	246.06	NM	0.64	1.54	64.65
CNY	Carver Bancorp, Inc. of NY	7.58	7.58	0.87	11.35	10.89	0.84	10.96	0.34	216.05	1.09	9.18	101.37	7.69	101.37	9.51	0.28	1.51	13.86
EFC	EFC Bancorp, Inc of Elgin IL	8.38	8.38	0.78	9.01	6.08	0.74	8.48	0.27	160.40	0.53	16.45	146.00	12.24	146.00	17.49	0.61	2.44	40.13
FDT	Federal Trust Corp of FL	5.31	5.31	0.65	11.44	5.60	0.58	10.20	0.70	93.79	0.77	17.87	200.00	10.63	200.00	20.05	0.08	0.97	17.39
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.72	0.85	4.51	0.86	84.36	0.95	NM	169.44	30.86	169.44	NM	0.26	1.96	72.22
NBN	Northeast Bancorp of Auburn ME*	7.26	7.11	0.78	10.28	7.83	0.60	7.88	0.32	266.72	1.06	12.77	128.52	9.33	131.25	16.65	0.36	1.88	24.00
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.61	-0.93	-11.08	NA	NA	0.92	NM	113.35	8.32	119.78	NM	0.60	3.74	NM
TSH	Teche Hlding Cp of N Iberia LA	9.99	9.99	1.07	10.24	6.61	1.05	10.04	0.35	165.21	0.83	15.13	154.68	15.45	154.68	15.43	0.84	2.13	32.31
WSB	Washington SB, FSB of Bowie MD	9.94	9.94	1.99	19.42	10.13	1.54	15.05	NA	NA	0.55	9.88	184.87	18.37	184.87	12.74	0.28	2.36	23.33
WFD	Westfield Finl MHC of MA(46.5)*	14.76	14.76	0.72	4.65	2.48	0.63	4.08	0.33	185.86	1.33	NM	198.02	29.24	198.02	NM	0.40	1.74	70.18
WFI	Winton Financial Corp. of OH(8)	8.30	8.28	0.87	10.52	4.90	0.68	8.22	1.01	42.60	0.47	20.43	214.93	17.84	215.36	26.16	0.45	2.10	42.86
WRO	Woronoco Bancorp, Inc. of MA	8.92	8.72	0.69	7.23	3.91	0.64	6.62	0.07	610.61	0.60	25.55	184.79	16.49	189.11	27.89	0.80	2.02	51.61
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.58	-0.67	-5.79	1.36	39.95	0.79	NM	115.98	13.18	119.33	NM	0.60	3.08	NM
AMFC	AMB Fin. Corp. of Munster IN	8.31	8.31	0.67	8.15	6.93	0.71	8.62	1.29	36.13	0.58	14.43	114.06	9.48	114.06	13.65	0.24	1.60	23.08
ASBP	ASB Financial Corp. of OH	10.65	10.65	1.29	12.19	5.27	1.27	11.98	0.66	93.11	0.78	18.98	220.98	23.54	220.98	19.29	0.60	2.61	49.59
AABC	Access Anytime Bancorp of NM	5.62	3.28	0.53	7.58	6.93	0.11	1.52	0.29	157.72	0.65	14.42	104.82	5.89	179.79	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	6.70	4.74	0.81	12.84	7.31	0.65	10.31	0.61	82.35	0.60	13.68	167.93	11.26	237.62	17.03	0.40	1.56	21.28
ALLB	Alliance Bank MHC of PA (20.0)	9.15	9.15	0.63	6.84	2.33	0.63	6.74	1.42	47.09	1.22	NM	295.19	27.02	295.19	NM	0.36	1.20	51.43
ASBI	Ameriana Bancorp of IN	9.13	8.96	0.58	6.36	4.61	1.26	13.77	1.69	43.87	1.63	21.71	137.97	12.60	140.57	10.03	0.64	3.73	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.01	7.47	1.18	14.64	7.26	0.80	9.89	0.50	149.02	0.89	13.78	196.71	15.76	211.07	20.40	0.50	1.90	26.18
ALFC	Atlantic Liberty Fincl of NY	14.46	14.46	0.88	5.42	4.52	0.88	5.42	0.09	355.23	0.52	22.12	118.19	17.09	118.19	22.12	0.28	1.51	33.33
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.72	0.09	1.33	0.17	191.96	0.65	NM	223.10	12.00	239.18	NM	0.50	3.28	NM
BKMU	Bank Mutual Corp of WI	22.83	20.97	0.86	4.56	2.76	0.76	4.01	0.29	151.26	0.77	NM	131.97	30.14	143.70	NM	0.20	1.67	60.61
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.17	0.64	10.50	5.52	0.59	9.70	0.25	115.06	0.44	18.10	188.41	10.39	200.84	19.59	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.84	6.10	0.21	2.33	1.72	0.10	1.17	1.76	44.04	1.05	NM	123.14	9.66	158.47	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.01	5.01	0.71	11.26	9.09	0.66	10.44	0.03	NA	0.57	11.00	142.69	7.15	142.69	11.86	0.20	1.65	18.18
BRKL	Brookline Bancorp, Inc. of MA*	37.01	37.01	1.13	2.84	1.83	1.01	2.54	0.02	NA	1.43	NM	157.48	58.29	157.48	NM	0.34	2.14	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.50	10.40	0.20	1.98	1.84	0.15	1.50	1.66	46.23	1.12	NM	108.19	11.36	109.24	NM	0.44	3.24	NM
CKFB	CKF Bancorp of Danville KY	10.39	9.67	1.15	11.20	6.71	1.15	11.20	1.01	41.20	0.47	14.91	158.43	16.46	170.17	14.91	0.60	3.53	52.63
CAFI	Camco Fin Corp of Cambridge OH	8.58	8.30	0.45	5.04	4.24	0.31	3.54	1.31	39.39	0.66	23.58	121.11	10.39	125.12	33.53	0.58	3.84	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.41	11.41	0.31	2.74	1.04	0.31	2.74	0.15	34.83	0.10	NM	265.16	30.25	265.16	NM	2.00	5.79	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	3.88	0.37	4.35	NA	NA	1.01	25.79	126.90	10.64	133.91	29.82	0.48	1.48	38.10
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.34	-1.72	-9.76	0.58	61.92	0.59	NM	135.52	19.61	135.52	NM	0.36	2.90	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.45	23.88	0.74	3.13	1.08	0.52	2.17	0.58	108.08	2.08	NM	269.57	65.91	275.98	NM	1.00	2.78	NM
CFSL	Chesterfield Financial of IL(8)	20.64	20.51	0.54	2.67	1.64	0.54	2.67	0.10	361.94	0.89	NM	161.17	33.27	162.18	NM	0.32	1.03	62.75
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.47	27.47	-0.07	-0.26	-0.18	0.61	2.21	0.15	179.02	0.38	NM	141.19	38.79	141.19	NM	0.20	1.83	NM
CTZN	Citizens First Bancorp of MI	12.27	11.22	0.84	6.18	5.29	0.79	5.87	0.63	158.17	1.18	18.91	115.51	14.17	126.26	19.93	0.36	1.63	30.77
CFSB	Citizens First Fin Corp. of IL	10.07	10.07	0.46	4.78	4.59	0.36	3.79	0.99	94.52	1.27	21.79	102.90	10.36	102.90	27.50	0.40	1.73	37.74
CSBC	Citizens South Banking of NC	17.27	15.72	0.55	3.13	2.78	0.30	1.74	0.20	288.18	0.97	NM	113.91	19.68	125.15	NM	0.26	2.01	72.22
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.33	26.33	0.49	1.83	1.01	0.53	1.98	0.02	663.04	0.32	NM	181.86	47.89	181.86	NM	0.12	1.01	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.13	18.09	6.04	1.08	17.26	NA	NA	1.36	16.55	292.09	17.84	292.09	17.35	0.18	1.25	20.69
CCBI	Commercial Capital Bcrp of CA	12.29	4.63	1.32	15.09	2.51	1.22	14.02	0.12	646.27	1.00	NM	203.65	25.02	NM	NM	0.16	0.72	28.57
CFFC	Community Fin. Corp. of VA	8.21	8.21	1.03	11.91	8.65	1.03	11.91	0.74	106.41	0.94	11.56	133.43	10.96	133.52	11.56	0.40	2.14	24.69

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
CIBI	Community Inv. Bncp, Inc of OH	11.02	11.02	0.72	6.73	5.85	0.66	6.14	0.75	66.89	0.63	17.09	111.96	12.34	111.96	18.73	0.36	2.63	45.00
DCOM	Dime Community Bancshars of NY*	7.76	6.15	1.54	17.90	7.66	1.47	17.09	0.04	NA	0.60	13.05	240.44	18.66	303.50	13.67	0.56	3.23	42.11
DFBS	Dutchfork Bancshares Inc of SC(8)	15.25	15.25	0.64	4.41	3.09	0.94	6.44	0.25	94.64	0.92	32.33	145.89	22.25	145.89	22.15	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.54	5.99	0.69	9.60	6.31	0.60	8.39	0.21	139.07	1.20	15.84	165.82	10.84	181.08	18.13	0.40	2.90	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	6.44	6.28	0.85	11.53	7.55	0.66	8.97	0.24	258.21	0.98	13.25	163.55	10.53	167.79	17.02	0.76	2.49	33.04
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	11.86	11.86	1.10	9.33	4.83	1.05	8.88	NA	NA	1.37	20.68	192.29	22.80	192.29	21.74	0.44	1.73	35.77
FFDF	FFD Financial Corp of Dover OH	12.53	12.53	0.62	4.97	5.00	0.31	2.49	0.49	118.80	0.69	20.00	98.73	12.37	98.73	NM	0.42	3.00	60.00
FFLC	FFLC Bancorp of Leesburg FL	7.96	7.96	0.95	11.72	6.28	0.89	11.03	0.67	86.61	0.69	15.92	179.58	14.30	179.58	16.92	0.52	1.94	30.95
FFWC	FFW Corporation of Wabash IN	10.14	9.73	1.03	10.53	9.12	0.81	8.33	0.94	114.37	1.85	10.96	111.55	11.31	116.23	13.85	0.68	3.23	35.42
FMCO	FMS Fin Corp. of Burlington NJ	5.27	5.03	0.59	11.49	6.25	0.59	11.49	0.47	78.69	1.08	16.01	176.82	9.31	185.10	16.01	0.12	0.68	10.81
FFHH	FSF Financial Corp. of MN(8)	10.11	9.17	0.83	8.41	5.23	0.35	3.56	1.43	23.34	0.44	19.12	160.81	16.25	177.28	NM	1.40	4.02	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.27	5.82	0.71	10.90	7.64	0.62	9.41	NA	NA	1.02	13.10	147.26	9.23	158.73	15.17	0.48	2.18	28.57
FFFL	Fidelity Bankshares, Inc of FL	5.56	5.50	0.62	10.40	3.33	0.65	10.81	NA	NA	0.51	29.99	304.72	16.94	308.17	28.86	0.40	1.05	31.50
FFED	Fidelity Fed. Bancorp of IN(8)	8.11	8.11	0.13	1.54	1.25	-0.06	-0.77	0.53	68.80	0.65	NM	112.68	9.13	112.68	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.64	11.64	0.68	5.79	5.14	0.49	4.17	1.25	79.48	1.93	19.46	115.24	13.41	115.24	26.98	0.24	2.02	39.34
FBEI	First Bancorp of Indiana of IN	12.92	12.05	0.69	4.71	4.20	0.34	2.33	0.39	112.89	0.72	23.79	109.93	14.20	117.81	NM	0.58	2.80	66.67
FBSI	First Bancshares, Inc. of MO	10.33	10.14	0.83	8.32	6.75	0.78	7.83	0.97	46.78	0.72	14.81	119.69	12.36	121.88	15.75	0.16	0.80	11.85
FCAP	First Capital, Inc. of IN	10.50	9.07	0.86	7.97	6.03	0.86	8.03	1.16	51.82	0.79	16.58	132.05	13.86	152.86	16.45	0.60	2.92	48.39
FCFL	First Community Bk Corp of FL	10.47	10.28	0.92	8.45	3.79	0.86	7.84	0.05	NA	1.26	26.40	203.29	21.29	207.18	28.49	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.60	9.80	1.16	9.77	7.24	0.83	6.97	0.28	312.07	1.16	13.81	134.62	15.61	159.38	19.36	0.80	3.02	41.67
FFFS	First Fed Serv MHC of IL(45.0)	26.34	26.34	1.46	6.86	3.73	1.46	6.86	0.10	312.41	0.41	26.83	141.85	37.37	141.85	26.83	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR	10.46	10.46	1.04	9.80	6.59	0.94	8.82	0.48	48.94	0.29	15.17	148.01	15.48	148.01	16.86	0.44	2.07	31.43
FTFC	First Fed. Capital Corp. of WI(8)	7.72	5.27	1.08	14.12	5.40	0.47	6.10	0.33	116.85	0.53	18.51	237.45	18.33	347.91	NM	0.60	2.00	37.04
FFBI	First Federal Bancshares of IL	6.99	6.48	0.69	5.75	8.37	0.67	5.55	0.55	54.59	0.69	11.94	124.28	8.69	134.25	12.38	0.44	2.15	25.73
FFSX	First Federal Bankshares of IA	11.42	8.46	0.88	7.88	6.48	0.74	6.66	NA	NA	0.99	15.44	118.98	13.59	160.68	18.26	0.40	1.74	26.85
FFBZ	First Federal Bncrp, Inc of OH(8)	8.87	8.87	0.75	8.24	4.27	0.65	7.06	0.48	148.18	0.80	23.43	188.24	16.70	188.24	27.33	0.24	1.83	42.86
FFCH	First Fin. Holdings Inc. of SC	6.66	5.74	1.05	15.27	6.60	0.94	13.62	0.53	113.45	0.81	15.15	233.31	15.53	270.69	16.99	0.88	2.86	43.35
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.29	0.25	2.82	NA	NA	0.72	30.43	146.65	12.67	146.65	NM	0.32	1.52	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	6.31	0.24	4.25	0.55	68.72	0.71	15.85	146.27	7.30	146.27	30.57	0.44	2.06	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.40	7.91	0.62	10.61	0.12	583.41	1.32	12.65	119.78	7.09	129.60	11.20	0.52	2.42	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.68	5.68	1.00	17.06	6.78	0.88	15.11	0.12	768.20	1.11	14.76	236.03	13.42	236.03	16.67	0.36	1.47	21.69
FNFG	First Niagara Fin. Group of NY*	20.28	17.09	1.05	5.72	3.19	1.03	5.59	0.27	301.93	1.31	31.37	155.06	31.45	184.04	32.12	0.32	2.37	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.06	6.39	4.13	0.89	5.38	1.09	71.51	1.78	24.21	164.43	26.03	164.43	28.75	0.60	3.26	NM
FPTB	First PacTrust Bancorp of CA	11.76	11.76	0.77	5.69	4.18	0.76	5.63	NA	NA	0.70	23.91	144.96	17.05	144.96	24.15	0.44	1.82	43.56
FPFC	First Place Fin. Corp. of OH	9.93	6.62	0.80	7.28	4.70	0.55	5.01	0.65	112.87	1.07	21.28	134.26	13.33	201.32	30.92	0.56	2.83	60.22
FBNW	FirstBank NW Corp. of WA	9.51	6.67	0.91	9.49	6.04	0.69	7.13	0.35	252.89	1.29	16.56	121.91	11.59	173.85	22.04	0.68	2.37	39.31
FFIC	Flushing Fin. Corp. of NY*	7.40	7.20	1.18	15.45	6.30	1.17	15.31	0.21	152.15	0.47	15.86	240.00	17.75	246.64	16.00	0.36	1.92	30.51
FKKY	Frankfort First Bancorp of KY(8)	12.81	12.81	0.73	5.67	3.33	0.73	5.67	NA	NA	0.07	30.00	172.04	22.04	172.04	30.00	1.12	4.67	NM
FBTX	Franklin Bank Corp of TX	8.28	6.33	0.44	4.96	3.43	0.37	4.21	0.31	60.83	0.22	29.17	143.66	11.90	188.09	34.42	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	7.76	7.76	0.70	9.09	7.23	0.68	8.89	1.08	67.72	1.11	13.84	121.45	9.43	121.45	14.14	0.50	2.54	35.21
GSLA	GS Financial Corp. of LA	13.55	13.55	0.24	1.75	2.17	0.12	0.83	0.56	51.87	0.70	NM	84.22	11.42	84.22	NM	0.40	2.17	NM
GTPS	Great American Bancorp of IL	10.79	10.48	0.76	6.99	5.78	0.72	6.57	0.04	NA	1.05	17.31	125.21	13.51	128.89	18.41	0.44	1.52	26.35
PEDE	Great Pee Dee Bancorp of SC	16.86	16.17	0.82	4.70	4.39	0.74	4.29	NA	NA	1.33	22.79	106.16	17.90	110.71	25.00	0.62	4.00	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.65	-1.81	-45.09	0.24	124.18	0.56	NM	95.92	3.65	102.68	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.48	10.48	1.08	9.89	4.59	1.08	9.89	NA	NA	0.83	21.79	213.09	22.33	213.09	21.79	0.84	2.71	59.15
HFFC	HF Financial Corp. of SD	6.17	5.57	0.50	7.92	6.95	0.38	5.96	0.27	158.46	0.55	14.40	113.22	6.98	125.44	19.14	0.43	2.64	38.05
HMNF	HMN Financial, Inc. of MN	8.87	8.42	1.15	12.22	8.15	0.87	9.22	0.38	224.52	1.06	12.27	148.30	13.16	156.37	16.26	0.88	3.26	40.00
HARB	Harbor Florida Bancshrs of FL	10.72	10.56	1.62	14.77	5.17	1.49	13.52	0.09	722.43	0.94	19.34	274.83	29.46	278.89	21.12	0.64	1.99	38.55
HARL	Harleysville Svgs Fin Cp of PA	6.11	6.11	0.69	11.32	7.10	0.64	10.50	0.04	685.12	0.60	14.08	153.60	9.39	153.60	15.18	0.80	2.76	38.83
HWFG	Harrington West Fncl Grp of CA	4.66	4.19	0.84	16.96	9.05	0.80	16.19	NA	NA	0.86	11.05	181.92	8.48	202.40	11.58	0.40	2.37	26.14
HIFS	Hingham Inst. for Sav. of MA*	8.01	8.01	1.20	14.21	6.67	1.18	14.06	0.09	612.10	0.78	15.00	207.31	16.61	207.31	15.16	0.72	1.71	25.71
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	5.08	0.42	5.36	NA	NA	0.63	19.67	103.39	8.36	105.93	19.92	0.44	2.83	55.70
HWEN	Home Financial Bancorp of IN	11.83	11.83	0.53	4.76	4.17	0.73	6.55	2.57	25.13	0.80	23.96	110.36	13.06	110.36	17.42	0.12	2.09	50.00
HLFC	Home Loan Financial Corp of OH	14.45	14.45	1.26	8.64	5.69	1.25	8.56	1.48	21.85	0.39	17.57	146.21	21.13	146.21	17.73	0.77	3.91	68.75
HFBC	HopFed Bancorp, Inc. of KY	7.96	7.00	0.74	8.37	6.71	0.67	7.52	0.16	318.37	0.85	14.90	127.37	10.14	145.00	16.57	0.48	2.96	44.04
HRZB	Horizon Financial Corp. of WA*	12.26	12.20	1.52	11.82	6.29	1.30	10.10	0.02	NA	1.50	15.89	188.70	23.13	189.61	18.58	0.52	2.64	41.94
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	6.90	6.90	1.28	16.18	3.30	1.21	15.34	0.14	100.42	0.27	30.28	NM	35.21	NM	31.94	0.72	2.05	62.07
HRBT	Hudson River Bancorp Inc of NY(8)	10.91	8.23	1.28	11.92	5.65	1.28	11.92	0.70	221.31	2.38	17.69	204.17	22.28	270.68	17.69	0.36	1.88	33.33
ICBC	Independence Comm Bnk Cp of NY	11.93	5.22	1.50	13.67	4.91	1.49	13.60	0.38	152.01	0.93	20.35	157.06	18.74	358.95	20.45	0.96	2.37	48.24
IFSB	Independence FSB of DC(8)	9.92	9.92	-0.12	-1.16	-0.73	-1.22	-12.27	0.74	38.17	0.48	NM	159.63	15.84	159.63	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.24	6.10	0.26	3.38	2.21	0.18	2.42	1.05	74.67	1.60	NM	160.45	11.62	190.60	NM	0.30	1.90	NM
JFBI	Jefferson Bancshares Inc of TN	30.63	30.63	0.39	1.95	1.13	1.18	5.97	0.54	151.62	1.31	NM	117.67	36.04	117.67	28.80	0.20	1.51	NM
KFED	K-Fed Bancorp of CA MHC (39.1)	9.24	9.24	0.25	2.73	1.17	0.27	2.90	NA	NA	0.49	NM	232.94	21.52	232.94	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	19.34	17.13	-0.48	-2.42	-1.97	0.49	2.49	0.22	195.26	0.97	NM	121.68	23.54	137.43	NM	0.20	1.19	NM
LSBX	LSB Corp of No. Andover MA*	11.96	11.96	1.33	11.08	7.12	1.90	15.80	0.02	NA	1.96	14.04	149.66	17.91	149.66	9.85	0.52	2.63	36.88
LSBI	LSB Fin. Corp. of Lafayette IN	8.44	8.44	0.93	10.85	9.22	0.72	8.45	1.63	48.65	0.88	10.85	113.01	9.53	113.01	13.94	0.60	2.50	27.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
LARL	Laurel Capital Group Inc of PA	9.14	7.89	0.58	6.61	3.95	0.57	6.47	0.58	115.06	1.17	25.32	166.78	15.24	193.18	25.87	0.80	3.36	NM
LNCB	Lincoln Bancorp of IN	13.86	13.49	0.59	4.29	4.12	0.57	4.13	0.85	77.53	0.89	24.29	102.86	14.25	105.65	25.27	0.52	2.78	67.53
MAFB	MAF Bancorp, Inc. of IL	9.67	6.73	1.19	12.34	6.67	1.08	11.20	0.33	111.46	0.51	15.00	157.86	15.26	226.66	16.52	0.84	1.92	28.77
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	6.71	0.40	5.00	0.78	160.96	1.55	14.91	112.10	9.35	112.10	23.17	0.48	1.59	23.76
MASB	MassBank Corp. of Reading MA*	10.98	10.87	0.76	6.88	4.71	0.65	5.89	0.04	361.56	0.59	21.23	149.82	16.45	151.36	24.81	1.00	2.72	57.80
MTXC	Matrix Bancorp, Inc. of CO	4.27	4.27	0.24	5.90	5.31	0.43	10.41	2.55	23.70	0.80	18.84	105.98	4.53	105.98	10.67	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.56	8.51	0.91	10.88	4.95	0.52	6.25	0.04	NA	1.20	20.20	218.28	18.68	219.54	NM	0.40	2.11	42.55
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.36	-0.08	-0.50	1.98	37.06	0.96	NM	90.45	13.02	120.97	NM	0.20	1.43	NM
MFSF	MutualFirst Fin. Inc. of IN	11.27	11.16	0.91	7.72	6.42	0.80	6.78	0.57	150.16	0.99	15.58	124.52	14.04	125.80	17.72	0.48	2.07	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.47	6.47	0.37	6.06	2.53	0.19	3.03	NA	NA	0.81	NM	228.22	14.76	228.22	NM	0.46	1.14	45.10
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	7.82	1.32	12.59	1.44	41.56	0.73	12.78	240.47	23.86	246.40	19.88	0.80	2.11	26.94
NHTB	NH Thrift Bancshares of NH	6.77	4.77	1.11	15.26	9.63	0.80	11.03	0.06	NA	0.99	10.38	151.90	10.29	215.83	14.35	0.90	3.00	31.14
NTBK	NetBank, Inc. of Alpharetta GA	8.31	6.97	0.66	7.92	6.60	-1.07	-12.91	2.26	39.31	1.11	15.15	119.96	9.97	143.08	NM	0.08	0.72	10.96
NABC	NewAlliance Bancshares of CT	21.95	14.20	-0.32	-1.89	-1.08	0.54	3.14	0.22	264.67	1.15	NM	113.02	24.81	174.72	NM	0.16	1.15	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.28	6.10	1.13	15.11	6.58	1.10	14.63	0.21	342.96	1.08	15.20	227.22	16.54	270.94	15.69	0.68	2.37	35.98
FFFD	North Central Bancshares of IA	9.15	8.05	1.27	13.54	9.23	1.27	13.54	0.38	186.66	0.81	10.84	145.05	13.28	164.94	10.84	1.00	2.61	28.33
NEIB	Northeast Indiana Bncrp of IN	11.78	11.78	0.74	6.15	5.31	0.68	5.66	1.08	60.79	0.89	18.83	117.76	13.88	117.76	20.46	0.56	2.63	49.56
NEPF	Northeast PA Fin. Corp of PA	6.52	5.32	-0.03	-0.48	-0.42	-0.07	-1.04	0.90	109.07	2.04	NM	122.00	7.96	149.73	NM	0.24	1.43	NM
NWSB	Northwest Bcrp MHC of PA(41.4)	8.65	6.19	0.88	10.81	4.93	0.81	9.99	0.62	82.68	0.78	20.30	204.51	17.69	285.66	21.97	0.48	2.25	45.71
OCFC	OceanFirst Fin. Corp of NJ	7.29	7.22	1.02	13.43	5.58	0.62	8.14	0.19	307.18	0.73	17.91	239.88	17.50	242.49	29.57	0.80	3.26	58.39
ONFC	Oneida Fincl MHC of NY (42.4)	11.33	8.24	0.70	5.98	3.64	0.59	5.08	0.17	316.97	1.09	27.50	168.71	19.12	232.07	32.35	0.38	3.45	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.70	3.13	2.65	0.70	3.13	NA	NA	0.72	NM	116.72	25.40	116.72	NM	0.30	1.40	52.63
PHSB	PHSB Financial Corp. of PA(8)	14.06	14.06	0.89	6.33	3.80	0.43	3.04	0.09	526.49	1.19	26.32	171.57	24.13	171.57	NM	0.80	2.98	NM
PVFC	PVF Capital Corp. of Solon OH	8.39	8.39	1.06	12.51	7.66	0.44	5.26	1.47	38.75	0.69	13.05	157.56	13.23	157.56	31.02	0.27	1.93	25.23
PPBI	Pacific Premier Bncrp of CA(8)	9.77	9.77	1.77	19.96	9.91	2.07	23.26	0.67	77.53	0.62	10.09	139.59	13.64	139.59	8.66	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.25	8.25	1.24	15.55	7.06	1.24	15.55	0.23	165.90	0.64	14.16	212.17	17.51	212.17	14.16	0.84	3.71	52.50
PFED	Park Bancorp of Chicago IL	11.03	11.03	0.97	8.73	7.41	0.88	7.92	0.37	58.82	0.35	13.49	117.36	12.95	117.36	14.86	0.72	2.35	31.73
PVSA	Parkvale Financial Corp of PA	6.49	5.80	0.62	9.78	6.79	0.58	9.12	0.49	173.63	1.34	14.72	140.46	9.12	157.22	15.78	0.80	3.04	44.69
PRTR	Partners Trust Fin. Grp. of NY	13.98	6.72	0.76	5.45	5.91	0.74	5.27	0.24	233.62	0.91	16.92	92.27	12.90	191.87	17.50	0.24	2.36	40.00
PBHC	Pathfinder BC MHC of NY (35.3)*	7.03	5.50	0.51	6.92	3.80	0.35	4.76	1.11	55.29	0.98	26.34	186.64	13.12	238.43	NM	0.40	2.49	65.57
PFSB	PennFed Fin. Services of NJ	6.22	6.15	0.66	10.18	5.69	0.65	9.90	0.11	286.39	0.48	17.58	179.47	11.17	181.55	18.09	0.40	1.28	22.47
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.74	0.93	7.29	0.59	70.25	0.56	14.83	114.29	14.69	119.63	15.59	0.72	3.35	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	10.85	9.80	1.56	16.71	5.38	0.54	5.78	0.33	207.39	0.99	18.60	283.39	30.74	313.63	NM	1.16	3.32	61.70
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.11	0.32	4.41	NA	NA	1.72	32.19	122.65	10.75	132.02	33.57	0.60	2.55	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.76	12.76	0.69	5.53	4.34	0.69	5.53	1.43	37.19	0.62	23.06	126.85	16.18	126.85	23.06	0.56	3.62	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	7.57	0.76	10.65	1.00	55.63	1.01	13.21	149.49	10.42	216.67	13.21	0.32	1.97	26.02
PBCP	Provident Bancorp, Inc. of NY	19.21	15.19	0.67	4.55	2.07	0.81	5.50	0.31	316.43	1.75	NM	134.03	25.75	169.55	NM	0.16	1.38	66.67
PROV	Provident Fin. Holdings of CA	8.34	8.33	1.25	15.28	9.16	0.42	5.09	0.08	692.18	0.78	10.91	166.73	13.90	166.95	32.73	0.40	1.55	16.88
PULB	Pulaski Fin Cp of St. Louis MO	6.81	6.71	1.19	15.12	5.38	0.36	4.55	0.65	135.54	0.97	18.58	271.49	18.49	275.40	NM	0.36	1.88	34.95
RPFG	Ranier Pacific Fin Group of WA	14.34	14.31	-0.27	-2.12	-1.34	-0.34	-2.74	0.07	NA	1.81	NM	138.62	19.88	138.94	NM	0.22	1.23	NM
RIVR	River Valley Bancorp of IN(8)	8.55	8.54	1.01	11.33	6.65	0.77	8.61	NA	NA	1.07	15.03	171.85	14.69	172.10	19.79	0.72	3.03	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.85	10.93	1.43	11.53	7.27	1.44	11.60	0.34	259.48	1.16	13.76	150.25	19.31	176.70	13.67	0.62	2.98	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.40	13.40	0.58	4.22	1.24	0.73	5.28	0.52	131.83	0.82	NM	345.24	46.27	345.24	NM	0.60	2.07	NM
SVBI	Severn Bancorp, Inc. of MD	8.76	8.71	2.14	24.41	8.41	2.05	23.31	0.26	327.27	0.87	11.89	261.85	22.94	263.46	12.45	0.40	1.17	13.89
SFFS	Sound Fed Bancorp, Inc. of NY	13.67	12.14	0.73	4.76	3.61	0.73	4.76	0.19	161.28	0.55	27.71	141.87	19.39	159.66	27.71	0.24	1.70	47.06
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.41	3.50	2.88	0.41	3.50	NA	NA	0.39	34.72	121.47	14.60	121.47	34.72	0.40	3.97	NM
SMBC	Southern Missouri Bncrp of MO	8.32	7.40	0.97	11.14	8.44	0.98	11.23	0.11	592.22	0.79	11.85	131.68	10.95	148.00	11.76	0.36	2.37	28.13
STSA	Sterling Financial Corp of WA	6.52	4.14	0.87	13.56	5.38	0.84	13.20	0.27	268.20	1.19	18.59	195.73	12.77	308.29	19.10	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	9.97	8.20	0.77	7.79	5.86	0.47	4.75	2.01	39.28	1.07	17.07	130.35	13.00	158.55	28.00	0.36	2.57	43.90
SYNF	Synergy Financial Group of NJ	13.06	12.96	0.52	3.68	2.95	0.52	3.68	NA	NA	0.77	33.87	125.15	16.34	126.05	33.87	0.16	1.52	51.61
THRD	TF Fin. Corp. of Newtown PA	9.17	8.43	-0.60	-6.56	-4.68	-0.56	-6.11	0.46	76.24	0.52	NM	141.08	12.94	153.45	NM	0.68	2.43	NM
TONE	TierOne Corp. of Lincoln NE	11.69	11.69	1.06	7.58	5.96	0.97	6.94	0.25	366.68	1.00	16.78	150.14	17.55	150.14	18.35	0.20	0.92	15.50
TSBK	Timberland Bancorp, Inc. of WA	16.40	16.40	1.27	7.53	6.35	1.22	7.22	0.59	152.07	1.16	15.74	124.62	20.43	124.62	16.41	0.60	2.61	41.10
TRST	TrustCo Bank Corp NY of NY	7.53	7.53	1.97	24.03	5.66	1.68	20.45	0.10	NA	4.14	17.66	NM	34.04	NM	20.75	0.60	4.59	NM
UCBC	Union Community Bancorp of IN	12.97	11.91	0.75	5.66	5.56	0.75	5.66	NA	NA	0.52	18.00	105.51	13.68	114.87	18.00	0.60	3.33	60.00
UCFC	United Community Fin. of OH	11.19	9.49	1.04	8.14	5.90	0.83	6.49	0.66	113.54	0.91	16.96	149.23	16.70	175.94	21.27	0.30	2.56	43.48
UPFCE	United PanAm Fin. Corp of CA	6.62	6.62	1.00	15.11	5.95	0.97	14.64	NA	NA	4.52	16.79	236.09	15.63	236.09	17.33	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	13.84	13.22	1.73	12.14	9.12	1.68	11.79	0.50	153.57	1.22	10.97	131.25	18.16	137.33	11.30	0.36	1.93	21.18
WSFS	WSFS Financial Corp. of DE(8)*	7.40	7.36	1.11	12.82	6.66	1.06	12.20	0.24	409.68	1.62	15.02	205.72	15.23	207.03	15.79	0.24	0.46	6.92
WVFC	WVS Financial Corp. of PA	7.38	7.38	0.62	8.02	5.45	0.62	8.02	NA	NA	1.72	18.35	150.46	11.11	150.46	18.35	0.64	3.60	65.98
WSBI	Warwick Community Bncrp of NY(8)*	9.47	9.15	0.13	1.34	0.67	0.10	1.04	0.16	309.64	1.24	NM	216.41	20.49	223.97	NM	0.60	1.83	NM
WFSL	Washington Federal, Inc. of WA	15.05	14.25	1.82	12.68	6.68	1.82	12.68	0.22	158.54	0.51	14.97	184.12	27.72	194.56	14.97	0.84	3.26	48.84
WAYN	Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.59	3.99	0.62	5.34	NA	NA	NA	25.05	146.01	15.88	151.30	26.26	0.48	2.95	73.85
WYPT	Waypoint Financial Corp of PA(8)	7.28	6.89	0.63	8.30	3.64	0.48	6.35	0.36	151.80	1.17	27.44	236.00	17.18	249.24	NM	0.56	2.00	54.90
WCFB	Wbstr Cty Fed MHC of IA (39.0)	21.56	21.45	1.07	5.00	2.22	1.07	5.00	NA	NA	0.51	NM	225.38	48.60	226.51	NM	0.68	5.04	NM
WEFC	Wells Fin. Corp. of Wells MN	12.68	12.68	1.20	9.72	8.44	0.59	4.78	0.10	398.15	0.46	11.85	112.70	14.29	112.70	24.12	0.88	3.20	37.93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 10, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																		
WGBC Willow Grove Bancorp Inc of PA	11.26	11.15	0.72	5.58	3.79	0.60	4.68	NA	NA	0.98	26.40	155.90	17.56	157.40	31.48	0.44	2.69	70.97

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
As of September 10, 2004		10313.1	1123.9	1,894.3	1498.2	567.3

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	07/30/04	06/30/04	12/31/03	07/31/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,441.2	1,437.8	1,482.3	1,292.7	0.24	-2.77	11.48
MHC Index	2,573.5	2,529.0	2,663.5	2,067.4	1.76	-3.38	24.48
Stock Exchange Indexes							
AMEX Thrifts	563.9	549.8	547.2	448.2	2.57	3.06	25.82
NYSE Thrifts	897.6	899.1	927.9	826.7	-0.16	-3.27	8.58
OTC Thrifts	1,795.8	1,780.5	1,832.1	1,539.3	0.86	-1.98	16.67
Geographic Indexes							
Mid-Atlantic Thrifts	3,421.9	3,438.5	3,767.0	3,078.1	-0.48	-9.16	11.17
Midwestern Thrifts	3,144.4	3,154.5	3,266.1	2,922.0	-0.32	-3.73	7.61
New England Thrifts	1,430.4	1,420.5	1,304.3	1,110.0	0.69	9.67	28.86
Southeastern Thrifts	1,387.1	1,393.0	1,469.6	1,223.9	-0.42	-5.61	13.34
Southwestern Thrifts	1,123.7	1,126.8	1,191.3	963.5	-0.28	-5.68	16.62
Western Thrifts	1,323.2	1,311.8	1,311.9	1,198.7	0.87	0.86	10.38
Asset Size Indexes							
Less than $250M	1,337.6	1,339.8	1,372.1	1,205.3	-0.16	-2.51	10.98
$250M to $500M	3,234.8	3,234.5	3,331.7	2,963.6	0.01	-2.91	9.15
$500M to $1B	1,710.5	1,689.9	1,763.0	1,524.4	1.21	-2.98	12.21
$1B to $5B	2,187.1	2,183.1	2,239.1	1,945.5	0.19	-2.32	12.42
Over $5B	854.2	852.1	879.0	767.1	0.25	-2.82	11.36
Pink Indexes							
Pink Thrifts	383.9	387.2	390.2	333.4	-0.87	-1.63	15.14
Less than $75M	470.4	468.6	409.0	353.4	0.37	15.01	33.10
Over $75M	397.5	401.3	400.5	341.9	-0.93	-0.73	16.26
Comparative Indexes							
Dow Jones Industrials	10,139.7	10,435.48	10,543.92	9,233.8	-2.83	-3.01	9.81
S&P 500	1,101.7	1,140.8	1,111.9	990.3	-3.43	-0.92	11.25

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Illinois Thrift Acquisitions 2001-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
06/05/2004	Pending	MAF Bancorp Inc.	IL	Chesterfield Financial Corp.	IL	360,899	20.72	0.58	2.89	0.10	344.71	128.5	31.500	163.21	164.23	52.50	35.60	26.50
04/08/2004	Pending	Northbrook Investments	IL	North Bancshares, Inc.	IL	133,746	10.09	0.28	2.71	0.00	NM	23.9	22.750	192.96	192.96	NM	19.74	20.43
01/12/2004	Pending	MB Financial Inc.	IL	First SecurityFed Financial, Inc.	IL	490,842	16.55	1.74	10.50	NA	NA	150.2	35.250	156.95	157.09	15.81	30.59	30.28
12/17/2002	07/21/2003	MAF Bancorp Inc.	IL	Fidelity Bancorp Inc.	IL	698,915	8.01	1.20	15.39	0.23	150.04	101.4	30.999	170.61	170.61	12.45	14.51	12.42
07/22/2002	01/03/2003	Midwest Banc Holdings Inc.	IL	Big Foot Financial Corporation	IL	219,628	12.96	0.47	3.72	NA	NA	33.6	21.274	112.80	112.80	27.63	15.30	4.74
06/27/2002	10/17/2002	Bement Bancshares Inc.	IL	CGB&L Financial Group, Inc.	IL	9,626	14.93	0.18	1.15	1.98	NA	2.1	20.500	128.52	128.52	NM	21.82	8.65
06/14/2001	11/30/2001	Polish National Alliance	IL	PS Financial, Inc.	IL	111,982	14.49	0.86	6.07	0.32	79.55	18.1	14.000	110.24	110.24	15.73	16.16	3.63
02/08/2001	05/16/2001	MB Financial Inc.	IL	FSL Holdings, Inc.	IL	211,039	13.15	1.00	7.90	0.17	293.70	41.3	165.000	148.87	148.87	19.76	19.57	9.02
01/23/2001	07/02/2001	Charter One Financial	OH	Alliance Bancorp	IL	1,971,597	7.86	1.01	12.52	0.31	121.32	241.3	24.645	147.05	148.20	13.18	12.24	8.42
				Average		467,586	13.20	0.81	6.98	0.44	197.86			147.91	148.17	22.44	20.61	13.79
				Median		219,628	13.15	0.86	6.07	0.23	150.04			148.87	148.87	15.81	19.57	9.02

Source: SNL Finanical, LC.

EXHIBIT IV-5
BankFinancial Corporation
Director and Senior Management Summary Resumes

Paul A. Cloutier, C.P.A. has served as the Chief Financial Officer and Treasurer of BankFinancial, F.S.B. since 1991, and of BankFinancial MHC and BankFinancial Corporation, a federal corporation, since they were formed in 1999. Mr. Cloutier also serves as the Executive Vice President of the Finance Division. He is a registered certified public accountant in the State of Michigan and is a member of the American Institute of Certified Public Accountants. Prior to joining BankFinancial, F.S.B. and its parent companies, he was a Senior Tax Associate with Coopers & Lybrand.

Mark W. Collins has served as the Executive Vice President of the Information Systems Division of BankFinancial, F.S.B. since 2004. Mr. Collins joined BankFinancial, F.S.B. on a full-time basis in 2002 and became a Vice President in the Information Systems Division in 2003. Prior to joining BankFinancial, F.S.B., Mr. Collins was employed in the Information Systems Division of Standard Federal Bank, Chicago, Illinois, and its successor, TCF Bank, from 1972 to 1998, and served as the Director of Information Systems of Standard Federal Bank from 1994 to 1997.

Robert J. O'Shaughnessy has served as the Chief Credit Officer of BankFinancial, F.S.B., BankFinancial MHC and BankFinancial Corporation, a federal corporation, since 1999. Mr. O'Shaughnessy also serves as the Executive Vice President of the Operations Division. Mr. O'Shaughnessy has been actively involved in the banking industry since 1964, including service as chief lending officer and other senior positions with several Chicago area commercial banks, and as the principal in R.J. O'Shaughnessy & Company, a consulting firm that specialized in loan review, the evaluation of credit standards and processes and general bank consulting.

Patricia Smith has served as the Executive Vice President of the Human Resources Division of BankFinancial, F.S.B. since 2002, and was the Senior Vice President of the Human Resources Division from 2001 to 2002. Before joining BankFinancial, F.S.B., Ms. Smith held various human resources positions with Old Kent Bank and with Heritage Bank and its successor, First Midwest Bank.

Donald F. Stelter has served as the Executive Vice President of the General Services Division of BankFinancial, F.S.B. since 2001, and was the Senior Vice President of the General Services Division from 2000 to 2001. Mr. Stelter held various positions with Financial Properties, Inc., a former subsidiary of BankFinancial, F.S.B., between 1987 and 2000, and served as its Senior Vice President from 1996 to 2001. Mr. Stelter is also the President of BF Asset Recovery Corporation, a special asset holding subsidiary of BankFinancial, F.S.B.

Thad F. Stewart has served as the Executive Vice President of the Internal Audit Division of BankFinancial, F.S.B., BankFinancial MHC and BankFinancial Corporation, a federal corporation, since 2001, and as the Senior Vice President of their Internal Audit Division from 1997 to 2001. Prior to joining BankFinancial, F.S.B., Mr. Stewart was an internal audit officer with several Chicago area financial institutions.

F. Morgan Gasior has served as Chairman of the Board, Chief Executive Officer and President of BankFinancial, F.S.B. since 1989. Mr. Gasior has held the same offices at BankFinancial MHC and BankFinancial Corporation, a federal corporation, since their formation in 1999. Mr. Gasior has been employed by BankFinancial, F.S.B. in a variety of positions since 1984, and became a full-time employee in 1988 when he was appointed as Executive Vice President and Chief Operating Officer. Mr. Gasior serves as the Chairman of the Executive Committee and is a member of the Asset Quality Committee. He was also a director and officer of Financial Assurance Services, a subsidiary of BankFinancial, F.S.B., from 1989 through 2003. Mr. Gasior is licensed as an attorney in the States of Illinois and Michigan, but he does not actively practice law.

Dr. Kenneth Cmiel is a Professor of American History in the Department of History at the University of Iowa, a position he has held since 1995. Dr. Cmiel joined the faculty of the University of Iowa in 1987 as an Assistant Professor, and became an Associate Professor in 1990. He has published numerous books and articles on a variety of topics relevant to his field. Dr. Cmiel has been a director of BankFinancial, F.S.B. since 1989, and of BankFinancial MHC and BankFinancial Corporation, a federal corporation, since their formation in 1999. He is a member of the Asset Liability Management Committee.

Patrick I. Hartnett has been an attorney in private practice since 1977. Mr. Hartnett is currently a partner in the law firm of Hartnett & Hartnett. Mr. Hartnett concentrates his law practice on commercial real estate and creditors' rights litigation, employment law and the representation of the Illinois Staffing Association. He has been a director of BankFinancial, F.S.B. since 1989, and of BankFinancial MHC and BankFinancial Corporation, a federal corporation, since their formation in 1999. Mr. Hartnett is a member of the Compensation Committee and the Executive Committee. Mr. Hartnett is also a visiting lecturer at DePaul University's MBA programs.

John M. Hausmann, C.P.A. has been a self-employed certified public accountant since 1980. Prior to that time, he was an accountant with Arthur Andersen. Mr. Hausmann is a member of the American Institute of Certified Public Accountants and the Illinois Certified Public Accountant Society. He has been a director of BankFinancial, F.S.B. since 1990, and of BankFinancial MHC and BankFinancial Corporation, a federal corporation, since their formation in 1999. Mr. Hausmann is the Chairman of the Audit Committee, and is a member of the Executive Committee and the Compensation Committee.

Sherwin R. Koopmans has been actively involved in the banking industry since 1964, including service in senior management positions with the Federal Deposit Insurance Corporation and the Resolution Trust Corporation. Since retiring from government service in December 1995, Mr. Koopmans has performed short-term consulting engagements on banking and deposit insurance issues for private clients, including several European, Asian and South American countries. Mr. Koopmans was a director of Success Bancshares and its wholly owned subsidiary, Success National Bank, from 1997 until 2001, and was the Chairman of Success Bancshares' Executive Committee and Asset/Liability Management Committee and a member of its Audit Committee and Compensation Committee. Mr. Koopmans became a director of BankFinancial MHC and BankFinancial Corporation, a federal corporation, in 2002, and a director of BankFinancial, F.S.B. in 2004. He served as a director of Financial Assurance Services from 2001 to 2003. Mr. Koopmans is the Chairman of the Asset Liability Management Committee and is a member of the Audit Committee of BankFinancial Corporation, a Maryland corporation.

Joseph A. Schudt has served as the Principal Partner and President of Joseph A. Schudt & Associates, a professional engineering firm based in Frankfort, Illinois, specializing in engineering design, environmental analyses and land surveying, since 1972. Mr. Schudt is licensed as a professional engineer in seven states, including Illinois. He has been a director of BankFinancial, F.S.B. since 1992, and of BankFinancial MHC and BankFinancial, a federal corporation, since their formation in 1999. Mr. Schudt is the Chairman of the Asset Quality Committee and the Compensation Committee, and is a member of the Executive Committee.

Terry R. Wells has served as the Mayor of the Village of Phoenix, Illinois since 1993. Mr. Wells has also taught history and social studies since 1981 at the elementary and high school levels, and presently teaches U.S. History at Thornton Township High School in Harvey, Illinois. Mr. Wells has been a director of BankFinancial, F.S.B. since 1994, and of BankFinancial MHC and BankFinancial Corporation, a federal corporation, since their formation in 1999. Mr. Wells is a member of the Audit Committee and the Compensation Committee.

Glen Wherfel, C.P.A. has been a principal in the accounting firm of Wherfel & Associates since 1984. Mr. Wherfel was a director of Success National Bank from 1993 to 2001, and of Success Bancshares from 1998 to 2001. He was the Chairman of Success National Bank's Loan Committee and a member of its Compensation Committee. Mr. Wherfel became a director of BankFinancial, F.S.B. in 2001, and is a member of the Asset Quality Committee.

The Business Background of Our Executive Officers

The business experience for the past five years for each of our executive officers, other than Mr. Gasior, is as follows:

Gregg T. Adams has served as the Executive Vice President of the Marketing and Sales Division of BankFinancial, F.S.B. since 2001, and was the Senior Vice President of the Marketing and Sales Division from 2000 to 2001. Mr. Adams joined BankFinancial, F.S.B. in 1986 and has served in various positions with BankFinancial, F.S.B. and its former real estate subsidiary, Financial Properties, Inc., including as Vice President of Marketing Development.

James J. Brennan has served as the Secretary and General Counsel of BankFinancial, F.S.B., BankFinancial Corporation, a federal corporation, and BankFinancial MHC since 2000. Mr. Brennan also serves as the Executive Vice President of the Corporate Affairs Division. Mr. Brennan was a practicing attorney from 1975 until 2000. Prior to joining BankFinancial, F.S.B. and its parent companies, he was a partner in the law firm of Barack Ferrazzano Kirschbaum Perlman & Nagelberg, Chicago, Illinois, and was the Co-Chairman of the firm's Financial Institutions Group. Mr. Brennan is also a director of Financial Assurance Services.

Christa N. Calabrese has served as the President of BankFinancial, F.S.B.'s Northern Region since 2001. She served as the Chief Lending Officer of Success National Bank from 1992 to 2001 and during that time held the offices of Executive Vice President and Senior Vice President. Ms. Calabrese was an Asset Specialist with the Resolution Trust Corporation from 1990 to 1992, and held commercial lending positions with several Chicago area community banks from 1969 to 1990.

EXHIBIT IV-6
BankFinancial Corp.
Pro Forma Regulatory Capital Ratios

	BankFinancial, F.S.B. Historical at June 30, 2004		Pro Forma at June 30, 2004, Based Upon the Sale in the Offering of							
			12,750,000 Shares		15,000,000 Shares		17,250,000 Shares		19,837,500 Shares (1)	
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
					(Dollars in thousands)					
Equity capital	$ 120,887	8.25%	$ 168,221	11.12%	$ 176,677	11.62%	$ 185,134	12.11%	$ 194,860	12.66%
Tangible capital	$ 104,013	7.20%	$ 151,347	10.15%	$ 159,803	10.65%	$ 168,160	11.15%	$ 177,986	11.72%
Tangible requirement	21,663	1.50	22,373	1.50	22,500	1.50	22,626	1.50	22,772	1.50
Excess	$ 82,350	5.70%	$ 128,974	8.65%	$ 137,303	9.15%	$ 145,634	9.65%	$ 155,213	10.22%
Core (leverage) capital	$ 104, 13	7.20%	$ 151,347	10.15%	$ 159,803	10.65%	$ 168,260	11.15%	$ 177,986	11.72%
Core (leverage) requirement (3)	57,767	4.00	59,661	4.00	59,999	4.00	60,337	4.00	60,726	4.00
Excess	$ 46,246	3.20%	$ 91,686	6.15%	$ 99,804	6.65%	$ 107,923	7.15%	$ 117,259	7.72%
Total risk-based capital (4)	$ 113,402	10.39%	$ 160,736	14.42%	$ 169,192	15.12%	$ 177,649	15.82%	$ 187,375	16.61%
Risk-based requirement	87,284	8.00	89,178	8.00	89,516	8.00	89,854	8.00	90,243	8.00
Excess	$ 26,118	2.39%	$ 71,558	6.42%	$ 79,676	7.12%	$ 87,795	7.82%	$ 97,131	8.61%
Reconciliation of capital infused into BankFinancial, F.S.B.:										
Net proceeds			$ 62,634		$ 73,790		$ 84,947		$ 97,778	
Less:										
Common stock acquired by employee stock ownership plan			10,200		12,000		13,800		15,870	
Common stock acquired by recognition and retention plan			5,100		6,000		6,900		7,935	
Pro forma increase in GAAP and regulatory capital			$ 47,334		$ 55,790		$ 64,247		$ 73,973	

(1) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market or general financial conditions following the commencement of the offering or regulatory considerations.

(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(4) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk weighting.

Source: BankFinancial Corp.'s prospectus.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
BankFinancial Corporation
Prices as of September 10, 2004

Final Valuation Pricing Multipl		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	(14.36) x	17.53x	16.78x	16.49x	16.45x	17.80x	16.55x
Price-core earnings multiple	=	P/CE	50.48 x	21.97x	19.36x	19.16x	17.49x	19.75x	18.09x
Price-book ratio	=	P/B	66.70%	129.68%	129.39%	126.98%	124.28%	160.85%	150.46%
Price-tangible book ratio	=	P/TB	73.79%	144.46%	136.13%	138.76%	128.89%	175.25%	164.15%
Price-assets ratio	=	P/A	9.38%	13.24%	13.68%	12.35%	12.95%	17.14%	15.23%

Valuation Parameters

Pre-Conversion Earnings (Y)	($11,185,000)	(Yr End 9/04)	ESOP Stock Purchases (E)	8.00% (4)
Pre-Conversion Core Earning:	$2,228,968	(Yr End 9/04)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (E	$95,303,000		ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (	$73,708,000		Stock Programs Amount (M)	4.00%
Pre-Conversion Assets (A)	$1,468,967,000		Stock Programs Vesting (N)	5.00 years (4)
Reinvest. Rate (Blended Rate	2.340%		Fixed Expenses	$1,200,000
Tax rate (TAX)	39.75%		Variable Expenses	0.90%
A-T Reinvestment Rate(R)	1.41%		Percent Sold	100.00%
Est. Conversion Expenses (2)	1.61%		Foundation Cash Contribution (	$0
Insider Purchases	$2,500,000		Foundation Stock Contrib. (D)	$0
Price/Share	$10.00		MHC Assets	$0
			Foundation Tax Benefit (Z)	$0

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $150,000,000

2. $V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$ V= $150,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-C-D)}$ V= $150,000,000

Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Aggregate Mark. Val of Stock Issued	Full Value of Total Shares
Supermaximum	0	19,837,500	0	19,837,500	$10.00	$198,375,000	$198,375,000
Maximum	0	17,250,000	0	17,250,000	10.00	172,500,000	$172,500,000
Midpoint	0	15,000,000	0	15,000,000	10.00	150,000,000	$150,000,000
Minimum	0	12,750,000	0	12,750,000	10.00	127,500,000	$127,500,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$127,500,000
Less: Estimated Offering Expenses	2,233,200
Net Conversion Proceeds	$125,266,800

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$125,266,800
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(15,300,000)
Net Proceeds Reinvested	$109,966,800
Estimated net incremental rate of return	1.41%
Earnings Increase	$1,550,496
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	307,301
Less: Stock Programs Vesting (3)	614,601
Net Earnings Increase	$628,594

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	($11,185,000)	$628,594	($10,556,406)
12 Months ended June 30, 2004 (core)	$2,228,968	$628,594	$2,857,562

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$95,303,000	$109,966,800	$0	$205,269,800
June 30, 2004 (Tangible)	$73,708,000	$109,966,800	$0	$183,674,800

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$1,468,967,000	$109,966,800	$0	$1,578,933,800

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$150,000,000
Less: Estimated Offering Expenses	2,419,500
Net Conversion Proceeds	$147,580,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$147,580,500
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(18,000,000)
Net Proceeds Reinvested	$129,580,500
Estimated net incremental rate of return	1.41%
Earnings Increase	$1,827,042
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	361,530
Less: Stock Programs Vesting (3)	723,060
Net Earnings Increase	$742,452

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	($11,185,000)	$742,452	($10,442,548)
12 Months ended June 30, 2004 (core)	$2,228,968	$742,452	$2,971,420

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$95,303,000	$129,580,500	$0	$224,883,500
June 30, 2004 (Tangible)	$73,708,000	$129,580,500	$0	$203,288,500

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$1,468,967,000	$129,580,500	$0	$1,598,547,500

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$172,500,000
Less: Estimated Offering Expenses	2,605,800
Net Conversion Proceeds	$169,894,200

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$169,894,200
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(20,700,000)
Net Proceeds Reinvested	$149,194,200
Estimated net incremental rate of return	1.41%
Earnings Increase	$2,103,589
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	415,760
Less: Stock Programs Vesting (3)	831,519
Net Earnings Increase	$856,310

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	($11,185,000)	$856,310	($10,328,690)
12 Months ended June 30, 2004 (core)	$2,228,968	$856,310	$3,085,279

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$95,303,000	$149,194,200	$0	$244,497,200
June 30, 2004 (Tangible)	$73,708,000	$149,194,200	$0	$222,902,200

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$1,468,967,000	$149,194,200	$0	$1,618,161,200

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BankFinancial Corporation
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$198,375,000
Less: Estimated Offering Expenses	2,820,045
Net Conversion Proceeds	$195,554,955

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$195,554,955
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(23,805,000)
Net Proceeds Reinvested	$171,749,955
Estimated net incremental rate of return	1.41%
Earnings Increase	$2,421,618
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	478,123
Less: Stock Programs Vesting (3)	956,247
Net Earnings Increase	$987,247

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	($11,185,000)	$987,247	($10,197,753)
12 Months ended June 30, 2004 (core)	$2,228,968	$987,247	$3,216,216

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$95,303,000	$171,749,955	$0	$267,052,955
June 30, 2004 (Tangible)	$73,708,000	$171,749,955	$0	$245,457,955

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2004	$1,468,967,000	$171,749,955	$0	$1,640,716,955

(1) Includes ESOP purchases equal to 8% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 39.7%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39.7%.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
CITZ	CFS Bancorp, Inc of Munster IN	3,073	-1,136	386	0	2,323	12,291	0.19
CAFI	Camco Fin Corp of Cambridge OH	4,740	-2,138	727	0	3,329	7,359	0.45
CTZN	Citizens First Bancorp of MI	9,674	-688	234	0	9,220	8,290	1.11
EFC	EFC Bancorp, Inc of Elgin IL	7,076	-652	222	0	6,646	4,653	1.43
FDEF	First Defiance Fin. Corp of OH	12,136	-5,297	1,801	0	8,640	6,318	1.37
FPFC	First Place Fin. Corp. of OH	14,151	-6,786	2,307	0	9,672	15,141	0.64
HFFC	HF Financial Corp. of SD(1)	3,994	-1,528	520	5	2,991	3,533	0.85
MFSF	MutualFirst Fin. Inc. of IN	7,386	-1,344	457	0	6,499	4,949	1.31
TONE	TierOne Corp. of Lincoln NE	23,620	-2,959	1,006	0	21,667	18,286	1.18
UCFC	United Community Fin. of OH	21,407	-6,637	2,257	0	17,027	31,165	0.55

(1) Financial information is for the quarter ending March 31, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com